EnerSys™

Power/Full Solutions™

Proxy Statement and 2009 Annual Report to Stockholders

Dear Fellow Stockholder:

We are pleased to provide this annual report for our fiscal year ending March 31, 2009. In fiscal 2009, we achieved record earnings of $84.6 million, a 42% increase over the prior year. This was accomplished in spite of the challenges of the global economic decline we have experienced.

During the year, we recognized we were likely to face significant declines in our markets that would result from slower global economic activity and began to take the necessary steps to reduce costs and adjust our operations in anticipation of a lower revenue base. As each quarter resulted in lower sequential net sales, we continued to implement additional actions. At the same time, we experienced a significant benefit from our pricing management relative to the fluctuations in commodity costs.

Early in fiscal 2009, we refinanced the majority of our debt with a favorable structure and rates with no significant maturities until 2014. Our debt structure coupled with our strong and liquid financial position we believe will allow us to continue to take advantage of market opportunities and remain aggressive in our pursuit of good acquisition opportunities.

Our primary focus at this time is to continue taking the necessary steps to further enhance our customer focus and increase our new product development efforts while reducing our costs. These actions will ensure that we exit this recession a stronger company than when we entered the recession.

Finally, I want to thank our employees who continue their high level of performance, teamwork and customer focus.

Sincerely,

John D. Craig
Chairman of the Board,
President and Chief Executive Officer

Please refer to "Management's Discussion and Analysis" in our Annual Report on Form 10-K attached to this letter for additional information, including a reconciliation of the non-GAAP measures to the comparable GAAP measures.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this letter and proxy statement regarding EnerSys' business, which are not historical facts, are "forward-looking statements" that involves risks and uncertainties. For a discussion of such risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, see the Company's filings with the Securities Exchange Commission, including "Item 1A. Risk Factors" in the Company's Annual Report on Form 10-K attached to this letter. These statements speak only as of the date of this letter and proxy statement, even if subsequently made available by EnerSys on its website or otherwise. EnerSys undertakes no obligation to update or revise these statements to reflect events or circumstances occurring after the date of this letter and proxy statement.

Annual Meeting Invitation

EnerSys

Power/Full Solutions™

June 18, 2009

Dear Fellow Stockholder:

EnerSys will hold its 2009 annual meeting of stockholders (the "Annual Meeting") on Thursday, July 23, 2009, at 10:00 a.m. (Eastern Time) at our corporate offices located at 2366 Bernville Road, Reading, Pennsylvania 19605. You can find directions to our corporate offices on the Investor Relations page of our website at *www.enersys.com.*

Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the Annual Meeting in person, we urge you to read these proxy materials and cast your vote on the matters that will be presented at the Annual Meeting. Stockholders of record have the option of voting by telephone, through the Internet or by completing, signing, dating and returning the enclosed proxy card in the envelope provided. Doing so will not prevent you from voting in person at the Annual Meeting.

Thank you very much for your continued interest in EnerSys.

Sincerely,

John D. Craig
Chairman of the Board,
President and Chief Executive Officer

TABLE OF CONTENTS

ENERSYS
2366 Bernville Road
Reading, Pennsylvania 19605

NOTICE OF 2009 ANNUAL MEETING OF STOCKHOLDERS

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on July 23, 2009

The Proxy Statement, the Proxy Card and the Annual Report to Stockholders are available at www.enersys.com

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NOTICE IS HEREBY GIVEN that the annual meeting of stockholders (the "Annual Meeting") of EnerSys will be held on Thursday, July 23, 2009, at 10:00 a.m. (Eastern time) at its corporate offices located at 2366 Bernville Road, Reading, Pennsylvania 19605, for the following purposes:

(1) Proposal No. 1: To elect the three (3) Class II director nominees of the Board of Directors of EnerSys, each to serve for a term of three years and until their respective successors shall have been elected and qualified;

(2) Proposal No. 2: To ratify the appointment of Ernst & Young LLP as EnerSys' independent registered public accounting firm for the fiscal year ending March 31, 2010; and

(3) To transact such other business as may properly be presented at the Annual Meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on June 1, 2009, are entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof. A list of these stockholders is available at the corporate offices of EnerSys and will be available at the Annual Meeting.

If you plan to attend the Annual Meeting, please bring photo identification. If your shares are held in the name of a broker or other nominee, please bring with you a letter (and a legal proxy if you wish to vote your shares) from the broker or nominee confirming your ownership as of the record date. For directions to the Annual Meeting, please contact Investor Relations by telephone at (610) 236-4040.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE ANNUAL MEETING. STOCKHOLDERS OF RECORD MAY VOTE BY TELEPHONE, THROUGH THE INTERNET OR BY SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED. SPECIFIC INSTRUCTIONS FOR TELEPHONE AND INTERNET VOTING ARE SET FORTH ON THE ENCLOSED PROXY CARD.

By Order of the Board of Directors

RW Zuidema

Richard W. Zuidema
Executive Vice President—Administration and Secretary

Reading, Pennsylvania
June 18, 2009

EnerSys
Power/Full Solutions™

PROXY STATEMENT

GENERAL INFORMATION

Solicitation of Proxies. The Board of Directors of EnerSys is providing this Proxy Statement to solicit proxies for use at EnerSys' annual meeting of stockholders to be held at its corporate offices located at 2366 Bernville Road, Reading, Pennsylvania 19605 on Thursday, July 23, 2009, at 10:00 a.m. (Eastern time) or any adjournment or postponement thereof (the "Annual Meeting"). EnerSys (the "Company," "we," "our," or "us") is first delivering this Proxy Statement, the foregoing notice and the accompanying proxy card to stockholders on or about June 18, 2009.

Purpose of the Meeting. At the Annual Meeting, our stockholders will be asked to vote on the following proposals:

Proposal No. 1: To elect the three (3) Class II director nominees of the Board of Directors of EnerSys, each to serve for a term of three years and until their respective successors shall have been elected and qualified; and

Proposal No. 2: To ratify the appointment of Ernst & Young LLP as EnerSys' independent registered public accounting firm for the fiscal year ending March 31, 2010.

Record Date. Only stockholders of record at the close of business on June 1, 2009 (the "Record Date") are entitled to notice of, and to vote at, the Annual Meeting. At the close of business on the Record Date, there were 48,090,028 shares of EnerSys common stock outstanding, each of which will be entitled to one vote at the Annual Meeting.

Quorum. The presence, in person or by proxy, of stockholders entitled to cast at least a majority of the votes that all stockholders are entitled to cast will constitute a quorum at the Annual Meeting. Proxies received but marked as abstentions and broker non-votes will be included in the calculation of the number of votes considered to be present at the Annual Meeting for purposes of determining the presence of a quorum.

Voting and Revocation of Proxies. Stockholders of record can choose one of the following three ways to vote:

1. By mail: Complete, sign, date and return the enclosed proxy card in the pre-paid envelope provided. If you return the signed proxy card but do not mark the boxes showing how you wish to vote, your votes will be cast "FOR" the election of all director nominees, and "FOR" the ratification of the appointment of Ernst & Young LLP as EnerSys' independent registered public accounting firm.

2. By telephone: Call the toll-free telephone number on the proxy card (888-693-8683) and follow the voice prompts.

3. Through the Internet: Access the website *www.cesvote.com* and follow the instructions.

We encourage each stockholder of record to submit their proxy electronically through the Internet, if that option is available, or by telephone. Delivery of a proxy in any of the three ways listed above will not affect the right of a stockholder of record to attend the Annual Meeting and vote in person. If your shares are held in "street name" (that is, through a broker, trustee or other holder of record), you will receive a proxy card from your broker seeking instructions as to how your shares should be voted. If no voting instructions are given, your broker or nominee has discretionary authority to vote your shares on your behalf on routine matters. A "broker non-vote" results on a matter when your broker or nominee returns a proxy but does not vote on a particular proposal because it does not have discretionary authority to vote on that proposal and has not received voting instructions from you. Under the rules of The New York Stock Exchange, the proposals to elect the director nominees of the Board of Directors and the ratification of the appointment of the independent registered public accounting firm are each routine matters and thus your broker or nominee has discretionary authority to vote on these matters. Accordingly, we believe that there will be no broker non-votes at the Annual Meeting. You may not vote shares held in "street name" at the Annual Meeting unless you obtain a legal proxy from your broker or holder of record.

Any stockholder of record giving a proxy may revoke it by doing any of the following:

- delivering a written notice of revocation to the Secretary of EnerSys, dated later than the proxy, before the vote is taken at the Annual Meeting;
- delivering a duly executed proxy to the Secretary of EnerSys, bearing a later date (including proxy by telephone or through the Internet) before the vote is taken at the Annual Meeting; or
- voting in person at the Annual Meeting (your attendance at the Annual Meeting, in and of itself, will not revoke the proxy).

Any written notice of revocation, or later dated proxy, should be delivered to:

EnerSys
2366 Bernville Road
Reading, Pennsylvania 19605
Attention: Richard W. Zuidema, Executive Vice President—Administration and Secretary

Required Votes. The affirmative vote of a plurality of the votes cast at the meeting is required for the election of director nominees. A properly executed proxy marked *"WITHHOLD"* with respect to the election of one or more director nominees will not be voted with respect to the director nominee or director nominees indicated.

The ratification of the appointment of Ernst & Young LLP as EnerSys' independent registered public accounting firm for the fiscal year ending March 31, 2010, requires the affirmative vote of the holders of a majority of the shares represented and entitled to vote at the Annual Meeting. With respect to these matters, abstentions will have the same effect as voting against such proposal and broker non-votes, if any, will not constitute or be counted as "votes" cast for purposes of this proposal.

Attendance at the Annual Meeting. Attendance at the Annual Meeting will be limited to stockholders as of the Record Date, their authorized representatives and guests of EnerSys.

Metalmark and our Institutional Stockholders. We entered into a Securityholder Agreement, dated as of July 26, 2004, as amended (the "Securityholder Agreement"), with Metalmark Capital LLC, an independent private equity firm established in 2004 by former principals of Morgan Stanley Capital Partners to manage Morgan Stanley Capital Partners' private equity funds and to make private equity investments in a broad range of industries ("Metalmark"), certain institutional stockholders, and certain members of our senior management, which governs certain relationships among such parties. Metalmark and the Institutional Stockholders (as defined below) may be deemed to be a "group" for purposes of Section 13(d)(3) or Section 13(g)(3) of the Securities Exchange Act of 1934 (the "Exchange Act"), and Rule 13d-5(b)(1) thereunder. As of June 1, 2009, the Institutional Stockholders held approximately 15.5% of the outstanding shares of our common stock. The Institutional Stockholders have advised us that they intend to vote all such shares in favor of each of the Board's director nominees and in favor of the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2010.

The "Institutional Stockholders" are Morgan Stanley Dean Witter Capital Partners IV, L.P. ("MSCP IV, L.P."), MSDW IV 892 Investors, L.P. ("MSCP IV 892, L.P."), and Morgan Stanley Dean Witter Capital Investors IV, L.P. ("MSCI IV, L.P.") (collectively, the "MSCP Funds"), Morgan Stanley Global Emerging Markets Private Investment Fund, L.P., and Morgan Stanley Global Emerging Markets Private Investors, L.P. (collectively, the "MSGEM Funds"), J.P. Morgan Direct Corporate Finance Institutional Investors LLC, J.P. Morgan Direct Corporate Finance Private Investors LLC, and 522 Fifth Avenue Fund, L.P. (collectively, the "J.P. Morgan Funds"), and First Plaza Group Trust and Performance Direct Investments I, L.P. f/k/a GM Capital Partners I, L.P. (collectively, the "GM Stockholders"). The MSCP Funds and the MSGEM Funds are hereinafter called, collectively, the "Morgan Stanley Funds." In January 2008, substantially all of the employees of Metalmark became employees of Citi Alternative Investments Inc., although Metalmark remains an entity owned by those individuals and continues to manage the Morgan Stanley Funds on a subadvisory basis. Two (2) of our directors, Messrs. Chung and Hoffen, are currently employees of both Metalmark and Citi Alternative Investments Inc. For more information on the terms of, and the parties to, the Securityholder Agreement, see "Certain Relationships and Related Transactions—Securityholder Agreement" herein.

The general partners of the Morgan Stanley Funds are wholly owned subsidiaries of Morgan Stanley. An affiliate of Metalmark manages MSCP Funds IV, L.P. and MSCP IV 892, L.P. pursuant to a subadvisory agreement (the "Subadvisory Agreement"). In addition, under the Subadvisory Agreement, MSCI IV, L.P. is effectively obligated to vote or direct the vote and to dispose or direct the disposition of any of our shares owned directly by it on the same terms and conditions as MSCP IV, L.P. and MSCP IV 892, L.P.

PROPOSAL NO. 1

ELECTION OF THE CLASS II DIRECTOR NOMINEES OF THE BOARD OF DIRECTORS

General

Our certificate of incorporation provides that the Board of Directors shall consist of not less than three or more than eleven members, as fixed by the Board of Directors from time to time. The certificate of incorporation also divides the Board into three classes, with each class to be as nearly equal in number as possible. The members of each class will serve for a staggered, three-year term. Upon the expiration of the term of a class of directors, nominees for directors in that class will be considered for election for three-year terms at the annual meeting of stockholders in the year in which the term of directors in that class expires.

Our Board of Directors currently consists of eight members, divided into three classes. The classes are composed of the following directors:

Messrs. Lehman and Marlo are Class I directors, whose terms will expire at the 2011 annual meeting of stockholders;

Mr. Chung, Mr. Katsaros and Gen. Magnus, USMC (Retired) are Class II directors, whose terms will expire at the 2009 annual meeting of stockholders; and

Messrs. Craig, Hoffen and Muscari are Class III directors, whose terms will expire at the 2010 annual meeting of stockholders.

Director Nominees of the Board of Directors

Based on the recommendation of the Nominating and Corporate Governance Committee, the Board of Directors has unanimously nominated Mr. Hwan-yoon F. Chung, Mr. Arthur T. Katsaros and Gen. Robert Magnus, USMC (Retired) for election as Class II directors of EnerSys. Each of the nominees currently serves as a director of EnerSys and has consented to being named in this Proxy Statement and to serve, if elected. Each of the directors elected at the Annual Meeting will hold office until the 2012 annual meeting of stockholders and until their successors are duly elected and qualified. If any of the nominees become unable to accept nomination or election, the persons named in the proxy may vote for a substitute nominee selected by the Board of Directors. Our management, however, has no present reason to believe that any Class II nominee will be unable to serve as a director, if elected.

The three director nominees who receive the highest number of votes cast at the Annual Meeting will be elected Class II directors. Shares represented by properly delivered proxies will be voted for the Class II director nominees unless otherwise specified in the proxy by the stockholder. Any stockholder who wishes to withhold authority from the proxyholders to vote for the election of director nominees or to withhold authority to vote for any individual director nominee may do so by voting his or her proxy to that effect. Stockholders cannot cumulate their votes for the election of directors. No proxy may be voted for a greater number of persons than the number of director nominees named.

RECOMMENDATION

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEES LISTED ABOVE.

BOARD OF DIRECTORS

The following table sets forth certain information with respect to our directors and the director nominees as of the date of this Proxy Statement:

Name	Age	Position with EnerSys	Year First Became Director	Term as Director will Expire(1)
John D. Craig	58	Chairman of the Board, President and Chief Executive Officer	2000	2010
Hwan-yoon F. Chung	35	Director	2006	2009
Howard I. Hoffen	45	Director	2000	2010
Arthur T. Katsaros	61	Director	2005	2009
John F. Lehman	66	Director	2004	2011
Gen. Robert Magnus, USMC (Retired)	62	Director	2008	2009
Dennis S. Marlo	66	Director	2004	2011
Joseph C. Muscari	62	Director	2008	2010

(1) Directors' terms of office are scheduled to expire at the annual meeting of stockholders to be held in the year indicated.

The principal occupation and business experience during the last five years of, and other information with respect to, each nominee for election as a director of EnerSys and of each continuing director is as follows:

John D. Craig. Mr. Craig has served as Chairman of the Board of Directors, President and Chief Executive Officer and a Director of EnerSys since November 2000. From 1998 to October 2000, he served as President and Chief Operating Officer of Yuasa, Inc., the predecessor company to EnerSys. Mr. Craig joined Yuasa in 1994. Mr. Craig received his Master of Electronics Engineering Technology degree from Arizona State University and his Bachelor of Science degree from Western Michigan University.

Hwan-yoon F. Chung. Mr. Chung has been a Director of EnerSys since February 2006. Mr. Chung has been an Executive Director of Metalmark Capital LLC since its inception in 2004. Prior to joining Metalmark, he was an Executive Director of Morgan Stanley Private Equity from 2002 to 2004, and Vice

President of Morgan Stanley Private Equity from 2000 to 2002. Mr. Chung received his Bachelor of Arts in Philosophy from the College of Arts and Sciences of the University of Pennsylvania, and his Bachelor of Science degree in Economics from the Wharton School of Business of the University of Pennsylvania.

Howard I. Hoffen. Mr. Hoffen has been a Director of EnerSys since November 2000. Mr. Hoffen has been the Chairman and Chief Executive Officer of Metalmark Capital LLC since its formation in 2004. Prior to joining Metalmark, from 2001 to 2004, he was the Chairman and CEO of Morgan Stanley Capital Partners and a Managing Director of MS & Co., since 1997. Mr. Hoffen serves as a Director of Union Drilling, Inc., which is listed on the NASDAQ Stock Market. He is also a Director of the following private companies: Aqua Capital Management LLC, a natural resources company, BreitBurn Energy Partners L.P., an oil and gas exploration company, Homesite Group, Inc., a homeowners insurance company, Maxum Petroleum, Inc., an energy logistics company, MeriCap Credit, a specialty finance company, Melissa & Doug, a designer and manufacturer of educational toys and children's products, National Healing Corporation, a wound care healing company, Ocwen Structured Investments, an entity specializing in mortgage securities, and Tegrant Corporation, a specialty manufacturing company. Mr. Hoffen received his Master of Business Administration degree from Harvard Business School and his Bachelor of Science degree from Columbia University.

Arthur T. Katsaros. Mr. Katsaros has been a Director of EnerSys since July 2005. Mr. Katsaros was most recently the Group Vice President—Development and Technology of Air Products and Chemicals, Inc. since 2002 and until his retirement in April 2007. From 1996 through 2002, he was Group Vice President of Engineered Systems and Operations of Air Products. Mr. Katsaros is a former Director of CDG Technology, Inc., and the current Chairman of its successor CDG Environmental, LLC, a manufacturer of supply systems for water treatment. Mr. Katsaros received a Bachelor of Science degree in Chemical Engineering from Worcester Polytechnic Institute in 1969 and a Master of Business Administration from Lehigh University in 1977. He also completed the Advanced Management Program at Harvard University's Graduate School of Business in 1992.

John F. Lehman. Mr. Lehman has been a Director of EnerSys since the completion of our initial public offering in August 2004. Mr. Lehman is a founding partner of J.F. Lehman & Company, a private equity firm, and has been its Chairman since November 1990. Prior to founding J.F. Lehman & Company, Mr. Lehman was a Managing Director in Corporate Finance at PaineWebber Incorporated, served for six years as Secretary of the Navy, was a member of the National Security Council Staff, served as a delegate to the Mutual Balanced Force Reductions negotiations and was the Deputy Director of the Arms Control and Disarmament Agency. Mr. Lehman serves as a Director of Ball Corporation, which is listed on The New York Stock Exchange. He is the Chairman of the following private companies: Special Devices, Incorporated, a manufacturer of initiators, OAO Technology Solutions, Inc., an information solutions provider, Racal Instruments, Inc., a test and measurement systems developer, and Racal Acoustics Ltd., an audio communications company. He also serves as a Director of ISO Inc., a risk information provider. Mr. Lehman was a member of the National Commission on Terrorist Attacks upon the United States. He is also Chairman of the Princess Grace Foundation. Mr. Lehman received his Bachelor of Science degree from St. Joseph's University, his Bachelor of Arts and Master of Arts degrees from Cambridge University and a Doctorate from the University of Pennsylvania.

General Robert Magnus, USMC (Retired). Gen. Magnus has been a Director of EnerSys since July 2008. Gen. Magnus served as the Assistant Commandant of the Marine Corps from 2005 to 2008. He retired from the Marine Corps in 2008 after over 38 years of distinguished service. Gen. Magnus' operational assignments included Commander, Marine Corps Air Bases Western Area and Deputy Commander, Marine Forces Pacific. Gen. Magnus' staff assignments included Chief, Logistics Readiness Center, Joint Staff; Executive Assistant to the Director of the Joint Staff; Head, Aviation Plans and Programs Branch; Assistant Deputy Chief of Staff for Aviation; Assistant Deputy Commandant for Plans, Policies, and Operations; and Deputy Commandant for Programs and Resources. Gen. Magnus also serves on the Board of Directors of Augusta Westland NA, a subsidiary of Italy's Finmeccanica and a producer of advanced helicopters, and Elbit Systems of America, a producer of defense, homeland security and commercial aviation products and solutions. Gen. Magnus received his Bachelor of Arts degree in history from the University of Virginia and his Masters in Business Administration degree from Strayer College. His formal military education included Naval Aviator Training, U.S. Marine Corps Command and Staff College, and the National War College. Gen. Magnus' personal decorations included the Distinguished Service Medal, Defense Superior Service Medal, Legion of Merit, and Navy Achievement Medal. Gen. Magnus was recommended to our Nominating and Corporate Governance Committee by a third party search firm.

Dennis S. Marlo. Mr. Marlo has been a Director of EnerSys since the completion of our initial public offering in August 2004. Mr. Marlo served as an Executive Vice President of Sovereign Bancorp, Inc. from June 2004 through April 2009, and as Chief Risk Management Officer of Sovereign Bancorp, Inc. from April 2001 through June 2004. Mr. Marlo joined Sovereign in February 1998 as the President of the Pennsylvania Division of Sovereign Bank and was appointed Chief Financial Officer and Treasurer of Sovereign in May 1998, serving in that capacity through April 2001. Prior thereto, Mr. Marlo served as President and Chief Executive Officer of ML Bancorp Inc., a predecessor company of Sovereign, and as a partner with KPMG, LLP. Mr. Marlo is currently Chairman of the Board of Directors of the Federal Home Loan Bank of Pittsburgh, a government sponsored enterprise. He is also a Director of NOVA Financial Holdings, Inc. and its wholly-owned subsidiary, NOVA Bank, a privately held financial services company. Mr. Marlo completed the Graduate School of Community Bank Management at the University of Texas at Austin and received his Bachelor of Science degree in Accounting from La Salle University. He is a certified public accountant.

Joseph C. Muscari. Mr. Muscari has been a Director of EnerSys since June 2008. Mr. Muscari has served as Chairman and Chief Executive Officer of Minerals Technologies Inc. ("MTI"), which is listed on The New York Stock Exchange, since March 2007 and as a Director of MTI since February 2005. For the prior 37 years, Mr. Muscari worked at Alcoa Inc., where he held a number of executive positions. He served as Executive Vice President and Chief Financial Officer from January 2006 to January 1, 2007. Mr. Muscari previously served as Executive Vice President—Alcoa and Group President, Rigid Packaging, Foil and Asia since October 2004. He had been an Executive Vice President of Alcoa since 2002, when he had responsibility for Alcoa's businesses in Asia and Latin America. Mr. Muscari received his Bachelor of Science degree in industrial engineering from the New Jersey Institute of Technology and his Masters in Business Administration from the University of Pittsburgh.

Messrs. Chung and Hoffen serve on our Board of Directors as designated by Metalmark pursuant to the Securityholder Agreement. For more information regarding our Board of Directors, see "Corporate Governance—Controlled Company Exemption" below. The Securityholder Agreement also provides that our Chief Executive Officer shall be nominated to the Board of Directors. The stockholders party to the Securityholder Agreement, including certain members of our senior management, have agreed to vote their shares of our common stock to elect these nominees for director.

CORPORATE GOVERNANCE

Controlled Company Exemption

Prior to the completion of a secondary offering of EnerSys common stock on July 5, 2007, EnerSys was a "controlled company" for purposes of the corporate governance requirements of The New York Stock Exchange ("NYSE"). Following the completion of this secondary offering EnerSys ceased to be a controlled company based on the NYSE's corporate governance requirements. Pursuant to the phase-in rules of the NYSE, EnerSys was required to be in full compliance with the NYSE's requirements for an independent Nominating and Corporate Governance Committee and a majority of independent directors by July 5, 2008, twelve-months from the date EnerSys ceased to be a controlled company. EnerSys came into full compliance with the corporate governance requirements of the NYSE within the time periods required by the NYSE listing standards.

Independence of Directors

Our Board of Directors determined that Messrs. Katsaros, Lehman, Magnus, Marlo and Muscari are independent from EnerSys and our management under the NYSE's listing standards. These standards are attached as Appendix A. The Board considered the NYSE standards, the fact that there were no transactions or arrangements between the directors and EnerSys, other than the consideration for serving as a director, and all other relevant facts and circumstances in making these independence determinations and concluded that there were no material relationships between either of Messrs. Katsaros, Lehman, Magnus, Marlo or Muscari and EnerSys.

Messrs. Chung and Hoffen are employees of Metalmark, which, together with the other Institutional Stockholders, pursuant to the Securityholder Agreement, and through the Subadvisory Agreement, was the controlling stockholder of EnerSys until July 5, 2007. As such, the three-year period of non-affiliation required for independence from EnerSys and our management is measured from such date. Therefore, Messrs. Chung and Hoffen may become "independent" after July 5, 2010, if the Board of Directors determines that the other independence standards described above are also met.

There are no family relationships among our directors or executive officers.

Access to Corporate Governance Documents

Our corporate governance information and materials, including our Corporate Governance Guidelines, charters of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, and Code of Business Conduct and Ethics, are available on the Investor Relations page of our website at *www.enersys.com* and any stockholder may obtain printed copies of these documents by writing to Investor Relations at: EnerSys, 2366 Bernville Road, Reading, Pennsylvania 19605, by e-mail at: *investorrelations@enersys.com* or by calling Investor Relations at (610) 236-4040. Information contained on the website is not incorporated by reference or otherwise considered part of this Proxy Statement.

Committees of our Board of Directors

Our Board of Directors has an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee, each of which has the composition and responsibilities described below. Our Board of Directors, from time to time, may establish other committees.

Audit Committee

Effective as of May 19, 2009, Messrs. Marlo (Chairperson), Katsaros and Muscari serve as members of our Audit Committee. From July 25, 2008, until the resignation of Raymond E. Mabus, Jr. from the Board of Directors on May 18, 2009, our Audit Committee consisted of Messrs. Marlo (Chairperson), Mabus and Muscari. Prior thereto, the Audit Committee consisted of Messrs. Marlo (Chairperson), Katsaros and Mabus. The Board of Directors has determined that Mr. Marlo is an "audit committee financial expert," as such term is defined in rules promulgated by the SEC under the Exchange Act. The Board of Directors has determined that each of Messrs. Katsaros, Marlo and Muscari is independent under the NYSE listing standards and the SEC rules and regulations applicable to audit committees and is financially literate in accordance with the NYSE listing standards. Our Audit Committee held a total of six (6) meetings in the fiscal year ended March 31, 2009, four (4) of which were in person, and two (2) of which were held telephonically.

The Audit Committee is responsible for:

- appointing, compensating and overseeing our independent registered public accounting firm ("independent auditors");
- overseeing management's fulfillment of its responsibilities for financial reporting and internal control over financial reporting; and
- overseeing the activities of our internal audit function.

For additional information, see "Audit Committee Report" herein and the Audit Committee Charter, which is available on the Investor Relations page of our website at *www.enersys.com.*

Compensation Committee

Effective as of July 25, 2008, our Board reconstituted our Compensation Committee, which consists of Mr. Lehman (Chairperson), Gen. Magnus and Mr. Muscari. Prior thereto our Compensation Committee consisted of Messrs. Lehman (Chairperson), Katsaros and Marlo. The Board of Directors has determined that Messrs. Lehman, Magnus and Muscari are independent directors.

The Compensation Committee is responsible for:

- reviewing and approving the compensation of our Chief Executive Officer ("CEO") and the other named executive officers;
- reviewing and recommending to the Board the adoption of non-employee director compensation programs; and
- administering our equity plans and other incentive compensation plans.

More specifically, the Compensation Committee has sole authority to set the base salaries and approve equity-based and incentive-based compensation for our CEO and our other named executive officers. It engages its own independent compensation consultant, currently Frederic W. Cook & Co., Inc., to review the compensation levels of executives at our peer companies and assess total compensation and make recommendations about changes in the compensation of our executives. The Compensation Committee also considers recommendations from our CEO with respect to the base salary of our named executive officers. The Compensation Committee utilizes a similar methodology for recommending director compensation and meeting fees, which are subject to Board approval.

This Committee held a total of five (5) meetings in the fiscal year ended March 31, 2009, three (3) of which were in person, and two (2) of which were held telephonically.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee (i) was, during fiscal year 2009, or had previously been an officer or employee of EnerSys or our subsidiaries nor (ii) had any direct or indirect material interest in a transaction of EnerSys or a business relationship with EnerSys, in each case that would require disclosure under the applicable rules of the SEC. No other interlocking relationship existed between any member of the Compensation Committee or an executive officer of EnerSys, on the one hand, and any member of the compensation committee (or committee performing equivalent functions, or the full board of directors) or an executive officer of any other entity, on the other hand, requiring disclosure pursuant to the applicable rules of the SEC.

Nominating and Corporate Governance Committee

Effective as of May 18, 2009, Mr. Katsaros (Chairperson) and Gen. Magnus serve as members of our Nominating and Corporate Governance Committee. Metalmark, on behalf of the Institutional Stockholders, temporarily waived the requirement that this committee have at least three (3) members. From July 25, 2008, until the resignation of Mr. Mabus from the Board of Directors, our Nominating and Corporate Governance Committee consisted of Messrs. Katsaros (Chairperson) and Mabus and Gen. Magnus. Prior thereto, following the resignation of Mr. Hoffen from the Committee on July 4, 2008, our Nominating and Corporate Governance Committee consisted of Messrs. Mabus (Chairperson) and Lehman. The Nominating and Corporate Governance Committee is responsible for identifying and recommending potential candidates qualified to become board members, recommending directors for appointment to board committees and developing and recommending to our Board of Directors a set of corporate governance principles. The Committee held a total of four (4) meetings in the fiscal year ended March 31, 2009, two (2) of which were in person, and two (2) of which were held telephonically.

The responsibilities of the Nominating and Corporate Governance Committee include the following:

- identifying, reviewing the qualifications of, and recruiting qualified candidates for board membership;
- reviewing the continuation of each director being considered for reelection;
- making recommendations to the Board concerning the structure, composition and function of the board and its committees; and
- reviewing and assessing the adequacy of the Company's corporate governance documents.

Process for Selection of Director Nominee Candidates

The Nominating and Corporate Governance Committee believes that the minimum qualifications for serving as a director of EnerSys are that a candidate demonstrate, by significant accomplishments in his or her field, an ability to make a meaningful contribution to the Board of Directors' oversight of the business and affairs of EnerSys and have an impeccable record and reputation for honest and ethical conduct in his or her professional and personal activities. In addition, the Nominating and Corporate Governance Committee considers the following characteristics in reviewing director candidates:

- integrity and character;
- sound and independent judgment;
- breadth of experience;
- business acumen;
- leadership skills;
- scientific or technology expertise;
- familiarity with issues affecting global businesses in diverse industries; and
- diversity of backgrounds and experience.

In addition to these requirements, the Nominating and Corporate Governance Committee will also evaluate, in the context of the needs of the Board, whether the nominee's skills are complementary to the existing Board members' skills, and assess any material relationships with EnerSys or third parties that might adversely impact independence and objectivity, as well as such other criteria as the Nominating and Corporate Governance Committee determines to be relevant at the time. The Nominating and Corporate Governance Committee, Committee Chairperson and/or our Chief Executive Officer interview candidates that meet the criteria, and the Nominating and Corporate Governance Committee selects candidates that best suit the Board's needs. We may from time to time hire an independent search firm to help identify and facilitate the screening and interview process of director candidates.

Stockholders may recommend qualified persons for consideration by the Nominating and Corporate Governance Committee. Stockholders making a recommendation must submit the same information as that required to be included by us in our Proxy Statement with respect to nominees of the Board of Directors. The stockholder recommendation should be submitted in writing, addressed to EnerSys at 2366 Bernville Road, Reading, Pennsylvania 19605, Attn: Richard W. Zuidema, Executive Vice President—Administration and Secretary.

The Nominating and Corporate Governance Committee's evaluation process does not vary based on whether or not a candidate is recommended by a stockholder. The Nominating and Corporate Governance Committee will also review the performance as a director of any person already serving on the Board of Directors of EnerSys in determining whether to recommend that the Director be re-nominated.

Charters of the Committees of the Board of Directors

The Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee each operate pursuant to a written charter adopted by the Board of Directors. Each Committee reviews its charter at least annually. Copies of the charters are available on the Investor Relations page of our website at *www.enersys.com* or in print upon request. See "Corporate Governance—Access to Corporate Governance Documents."

Director Attendance at Board, Committee and Annual Meetings

Our Corporate Governance Guidelines provide that directors are expected to attend meetings of the Board and meetings of the committees on which they serve. During our fiscal year 2009, the Board of Directors met a total of six (6) times. Each director, other than Mr. Hoffen who was unable to attend two (2) Board meetings and one committee meeting due to scheduling conflicts, attended at least 75% of the total number of meetings of the Board and its committees on which the director served during the fiscal year, based on the number of such meetings held during the period for which each person served as a director or on a committee. It is our policy that directors are invited to the Annual Meeting but are not required to attend. No board members attended the 2008 annual meeting of stockholders.

Executive Sessions of Non-Management Directors

The Board has established a policy requiring non-management directors to meet in executive session periodically during the course of each year and has established procedures for determining which non-management director will serve as the presiding director for these executive sessions. The presiding director is designated by the Board of Directors. Mr. Hoffen has been designated as the presiding director for fiscal year 2010. In addition, it is expected that at least once a year the independent directors will meet in a separate executive session.

Communications with the Board of Directors

Stockholders and other interested parties, who desire to communicate directly with any member (or all members) of the Board, any Board committee or any chair of any such committee, should submit such communication in writing addressed to the "Presiding Director" or "Non-Management Directors," at EnerSys, P.O. Box 14145, Reading, Pennsylvania 19612 or by email to the Presiding Director or Non-Management Directors at *presidingdirector@enersys.com*. Communications intended for the full Board of Directors may be submitted in the same manner.

Stockholders, employees and other interested parties who desire to express a concern relating to accounting or auditing matters should communicate directly with our Audit Committee in writing addressed to the "Audit Committee Chair" at EnerSys, P.O. Box 14145, Reading, Pennsylvania 19612 or by e-mailing the Audit Committee at *auditcommittee@enersys.com*.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics that is applicable to our Chief Executive Officer, Chief Financial Officer and Controller, as well as our other officers, directors and employees. The code is available on the Investor Relations page of our website at *www.enersys.com* or in print upon request. See "Corporate Governance—Access to Corporate Governance Documents." Any amendment to, or waiver from, the Code for executive officers or directors will be disclosed on the Investor Relations page of our website at *www.enersys.com*.

DIRECTOR COMPENSATION

We believe that the amounts and form of compensation and the methods used to determine compensation of our non-employee directors are important ingredients in (i) attracting and retaining directors who are independent, interested, diligent and actively involved in overseeing EnerSys' affairs and (ii) more substantially aligning the interests of our non-employee directors with the interests of our stockholders. We do not separately compensate the directors of our Board who are also employees.

Compensation Paid to Board Members

In fiscal year 2009, our Compensation Committee used Frederic W. Cook & Co., Inc., as an independent compensation consultant to the Compensation Committee, to study a peer group of companies, which peer group is the same group that the Compensation Committee used to recommend the compensation of our named executive officers as we describe on page 18, to assist the Compensation Committee in setting the compensation of our non-employee directors. Based in part on this study, the Compensation Committee recommended, and the Board approved, effective for fiscal year 2009, an annual retainer of $50,000 in cash, as well as the meeting and other fees in the amounts set forth below:

- In-person board meetings—$1,500 each
- Telephonic Board meetings—$750 each
- In-person committee meetings—$1,500 each
- Telephonic committee meetings—$750 each
- Audit Committee Chairperson—$10,000 per year
- Committee (non-Audit Committee) Chairperson—$5,000 per year

Based in part on the current macroeconomic environment, the Compensation Committee has recommended, and the Board has approved, that there be no increase in the annual retainer of $50,000 in cash, and no increase in the meeting and other fees for fiscal year 2010.

Equity Compensation

Based in part on the recommendation of the compensation consultant, for fiscal year 2009, the Compensation Committee recommended, and the Board approved, an award to each non-employee director of restricted stock units, with a fair market value on August 8, 2008 (the date of the award), of $60,000 of our common stock. These restricted stock units vest on September 8, 2009. For fiscal year 2010, the Board approved an award of restricted stock units, with a fair market value on the date of the award of $60,000 of our common stock, to each non-employee director serving on the Board of Directors as of the date of the Annual Meeting. The fiscal year 2010 award will vest thirteen months from the date of award. All equity awards to non-employee directors are made through one of our stockholder approved equity compensation plans that we describe on page 22. We made these awards in accordance with our policy on granting equity awards, which we describe on page 25.

Director Deferred Compensation Plan

Under the EnerSys Voluntary Deferred Compensation Plan for Non-Employee Directors, which we refer to as the "Director Plan," each non-employee director may defer receipt of all or a portion of the shares of stock payable due to vesting of the restricted stock units. Under the Director Plan, at a director's election, the shares otherwise payable, together with any dividends thereon, will be credited to a hypothetical bookkeeping account in the director's name and will be paid to the director in a lump sum at the time specified in the election or, if earlier, upon our change in control or the director's death.

Effective January 1, 2009, the Compensation Committee amended the Director Plan to permit each non-employee director to also defer receipt of all or a portion of any cash fees that are payable to the director for service on the Board. Participants may elect to allocate the deferred fees (i) into an investment account, which investment options will be a subset of the investment options available from time to time in our 401(k) retirement plan, or (ii) into a stock unit account, upon which the participant will be awarded stock units pursuant to one of our stockholder-approved equity compensation plans. If the director elects to allocate the deferred fees into the stock unit account, we will make an additional matching contribution in the amount of 20% of the deferred amount. Dividend equivalent units, if any, will be credited to each stock unit account. Each participant is 100% vested with respect to the amounts deferred to the stock unit deferral account. The matching contribution will be in the form of restricted stock units and will vest quarterly over one year from the date the units are credited to the account, except that participants will automatically become 100% vested in their matching contribution upon a change in control. All stock units are payable in shares of our common stock.

The Director Plan is a non-qualified deferred compensation plan. The rights of all participants to any deferred amounts represent our unsecured promise to pay and the deferred amounts remain subject to the claims of our creditors.

Stock Ownership Guidelines

We have implemented stock ownership guidelines under which we expect each non-employee director to beneficially own shares of our common stock with a value equal to five times the annual director retainer, not including meeting or committee chair fees, paid to such director during the previous fiscal year. The Compensation Committee will measure stock ownership on an annual basis. We expect each director to attain the investment level by May 1, 2013, or five years from the date the director first becomes a non-employee director, if later. Shares beneficially owned by the director as well as restricted stock units awarded for fiscal year 2009 and thereafter, whether vested or unvested, will be included in calculating ownership levels. As of May 1, 2009, each director was on target to achieve the investment level established by the stock ownership guidelines.

NON-EMPLOYEE DIRECTOR COMPENSATION FOR FISCAL YEAR 2009

The table set forth below summarizes the compensation that we paid to our non-employee directors for the fiscal year ended March 31, 2009. None of our non-employee directors received option awards, non-equity incentive plan compensation, pension, non-qualified deferred compensation, or any other compensation for the fiscal year ended March 31, 2009.

Name(1)	Fees Earned Paid in Cash	Stock Awards(2)	Total
Hwan-yoon F. Chung	$57,500	$60,000	$117,500
Howard I. Hoffen	$57,304	$60,000	$117,304
Arthur T. Katsaros	$71,329	$60,000	$131,329
John F. Lehman	$65,000(6)	$60,000	$125,000
Dennis S. Marlo	$76,500	$60,000	$136,500
Gen. Robert Magnus, USMC (Retired)	$47,120	$60,000	$107,120
Joseph C. Muscari	$51,222	$60,000	$111,222
Former Directors			
Kenneth F. Clifford(1)(3)	$12,277	$ 0	$ 12,277
Michael C. Hoffman(1)(4)	$16,446	$ 0	$ 16,446
Raymond E. Mabus, Jr.(5)	$66,867	$60,000	$126,867

(1) On March 31, 2009, each of our current non-employee directors held 2,301 unvested restricted stock units. In addition, on March 31, 2009, each of Messrs. Hoffen, Hoffman, Lehman, and Marlo holds 5,000 vested stock options; and each of Messrs. Clifford, and Katsaros holds 2,500 vested stock options. Messrs. Chung, Clifford, Hoffen and Hoffman hold such equity in connection with their respective employment arrangements with Metalmark. Pursuant to the terms of the Director Plan, which we describe above, Messrs. Katsaros, Lehman, Magnus, Marlo and Muscari each elected to defer receipt of 100% of the common stock underlying their respective restricted stock units awards that each received for fiscal year 2009.

(2) This value represents the accounting expense that we recognized for financial statement reporting purposes under SFAS 123(R) of the restricted stock units that we awarded to each non-employee director in fiscal year 2009 and in prior years, as we describe above. Assumptions used in the calculation of these amounts are included in the footnotes to our audited financial statements for the fiscal year ended March 31, 2009, included in our Annual Report on Form 10-K, which we filed on June 1, 2009. The grant date fair value of each of the restricted stock unit awards that we made in fiscal year 2009 was $60,000.

(3) Mr. Clifford resigned from the Board effective June 12, 2008.

(4) Mr. Hoffman resigned from the Board effective July 18, 2008.

(5) Mr. Mabus resigned from the Board effective May 18, 2009.

(6) Of this amount, $18,250 was deferred by Mr. Lehman into a stock unit deferral account, pursuant to the terms of the Director Plan. Mr. Lehman received a matching contribution of 285 restricted stock units, which, under the terms of the Director Plan, vest quarterly over one year from the date of the deferral. All stock units are payable in shares of our common stock.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors of EnerSys has appointed Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2010. No determination has been made as to what action the Audit Committee would take if stockholders do not ratify the appointment.

Ernst & Young LLP conducted the audit of the financial statements of EnerSys and its subsidiaries for the fiscal year ended March 31, 2009. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting, will be given an opportunity to make a statement if they desire to do so, and will be available to answer appropriate questions from stockholders.

RECOMMENDATION

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS ENERSYS' INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2010.

AUDIT COMMITTEE REPORT

Background

The members of the Audit Committee are currently Directors Dennis S. Marlo (Chairperson), Arthur T. Katsaros and Joseph C. Muscari. For additional information relating to the members and responsibilities of the Audit Committee, see "Corporate Governance—Committees of our Board of Directors—Audit Committee."

Responsibility

Management is responsible for the preparation of financial statements and the integrity of the reporting process, including the system of internal and disclosure controls.

The independent auditors are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles in the United States.

The primary responsibilities of the Audit Committee are to select, engage, and compensate our outside independent auditors and to oversee the financial reporting process on behalf of the Board. It is not the duty of the Audit Committee to prepare financial statements and related disclosures. It is also not the duty of the Audit Committee to plan or conduct audits, or to determine that our financial statements are complete and accurate and in accordance with generally accepted accounting principles in the United States.

Process and Recommendation

In fulfilling its responsibilities, the Audit Committee reviewed and discussed the audited financial statements for the fiscal year ended March 31, 2009, with our management and independent auditors, including a discussion of the quality, not just the acceptability, of the accounting principles as applied in our financial reports, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. The Audit Committee discussed with our internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets with management to discuss disclosure controls and procedures and internal control over financial reporting. The Audit Committee also meets with the internal and independent auditors, with and without our management present, to discuss the results of their examinations and overall quality of our financial reporting. The Audit Committee also reviewed with our CEO and CFO their certification relating to their evaluation of our disclosure controls, the completeness and accuracy of the financial statements and other financial information contained in the Form 10-K, and the process followed by the CEO and CFO to assure the truthfulness of such certificate.

The Audit Committee also discussed with the independent auditors, who are responsible for expressing an opinion on the conformity of those financial statements with generally accepted accounting principles, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended. In addition, the Audit Committee has discussed with the independent auditors, the auditors' independence from EnerSys and its management, including the matters in the written disclosures and letters that were received by the Audit Committee from the independent auditors as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the audit committee regarding independence. During the course of the year, the Audit Committee also reviewed and considered the compatibility of its independent auditors' performance of certain non-audit services with the maintenance of such auditors' independence.

Based on the process referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009.

Fees of Independent Auditors

The following table sets forth the aggregate fees for the fiscal year ended March 31, 2009, and March 31, 2008, incurred for services provided by our independent registered public accounting firm, Ernst & Young LLP.

Description of Fees	Year Ended March 31, 2009	Year Ended March 31, 2008
Audit Fees, including fees associated with the annual audit of EnerSys and statutory audits required internationally, the reviews of EnerSys' quarterly reports on Form 10-Q, public offerings, and for services provided in connection with the requirements of the Sarbanes-Oxley Act of 2002	$3,667,400	$3,516,400
Audit-Related Fees:		
Including fees associated with target acquisitions, general accounting consultations, and online subscription	$ 2,000	$ 12,475
Tax Fees:		
Including fees associated with income tax compliance, advice and planning	$ 25,395	$ 111,942
All Other Fees	$ 0	$ 0
Total	$3,694,795	$3,640,817

The Audit Committee considered whether the provision of non-audit services by our independent registered public accounting firm for the fiscal year ended March 31, 2009, was compatible with maintaining auditor independence. The Audit Committee pre-approved all fees for non-audit related services paid to our independent registered public accounting firm for fiscal years 2008 and 2009.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services by Independent Auditors

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent auditors. Under the policy, pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is subject to a specific budget. In addition, the Audit Committee may also pre-approve particular services on a case-by-case basis. For each proposed service, the Audit Committee has received detailed information sufficient to enable the Audit Committee to pre-approve and evaluate such service. The Audit Committee may delegate pre-approval authority to one or more of its members. Any pre-approval decisions made under delegated authority must be communicated to the Audit Committee at or before the next scheduled meeting.

Appointment of Independent Registered Public Accounting Firm for Fiscal Year 2010

The Audit Committee appointed Ernst & Young LLP to conduct the audit of the financial statements of EnerSys and its subsidiaries for the fiscal year ending March 31, 2010. EnerSys stockholders are being asked to ratify the Audit Committee's appointment of Ernst & Young LLP as our independent registered public accounting firm at the Annual Meeting to which this Proxy Statement relates.

Audit Committee
Dennis S. Marlo, Chairperson
Arthur T. Katsaros
Joseph C. Muscari

EXECUTIVE OFFICERS

Our current executive officers, and certain information regarding them, other than Mr. Craig, whose information is included under "Board of Directors", are listed below. All data is as of June 1, 2009.

Michael T. Philion, age 57, Executive Vice President—Finance and Chief Financial Officer. Mr. Philion has served as Executive Vice President—Finance and Chief Financial Officer since November 2000. He started with the Company's predecessor in 1994. Mr. Philion is a certified public accountant. He received his Bachelor of Science degree in Accounting from Pennsylvania State University.

Richard W. Zuidema, age 60, Executive Vice President—Administration and Secretary. Mr. Zuidema has served as Executive Vice President—Administration and Secretary since March 2002. From November 2000 until March 2002, Mr. Zuidema was Executive Vice President—Administration and International. He started with the Company's predecessor in 1998. Mr. Zuidema received his Master of Business Administration degree from the University of Buffalo and his Bachelor of Sciences degree in Business Administration and Finance from the State University of New York.

John A. Shea, age 46, Executive Vice President—Americas. Mr. Shea has served as Executive Vice President—Americas since February 2005. Prior thereto, Mr. Shea served as Executive Vice President—Motive Power Americas since March 2002. From November 2000 to March 2002, he served as Executive Vice President—Motive Power. He started with the Company's predecessor in 1987. Mr. Shea received his Bachelor of Arts degree in Business Administration with majors in Marketing and Human Resource Management from California State University.

Raymond R. Kubis, age 55, President—Europe. Mr. Kubis has served as President—Europe, since March 2002. From October 1998 to March 2002, Mr. Kubis was Vice President, General Manager, Motive Power, for the Energy Storage Group of Invensys plc. Mr. Kubis received his Master of Business Administration degree from The Wharton School of the University of Pennsylvania and his Bachelor of Science degree in Accounting from the University of Illinois.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Compensation Policy

Our executive compensation program is structured and administered to support our vision, which is to be the global leader in our chosen markets for stored energy solutions, while maximizing stockholder value. We also structure the program to link executive compensation to our financial performance and, through programs that use our common stock as a compensation medium, to more closely align the interests of executive management with those of our stockholders.

We generally base our executive compensation program on the same objectives that guide us in establishing compensation programs for all our employees:

- Compensation should align the interests of higher-level employees with the long-term interests of our stockholders through award opportunities that result in ownership of a significant amount of our common stock.
- Compensation should reward teamwork. Because our success depends on our ability to optimize our worldwide business, our compensation programs emphasize our total results rather than geographic or product line results.
- Compensation should be based on the level of job responsibility, as well as individual and corporate performance. As employees progress to higher levels in the organization, an increasing proportion of their pay should be linked to corporate performance and stockholder returns because they are more able to affect corporate results.

- Compensation should reflect the value of the job in the marketplace. To attract and retain a skilled work force, we must remain competitive with the pay of other employers who compete with us for talent.
- Compensation should foster the long-term focus required for success in our industry. While all of our key employees receive a mix of both annual and longer-term incentives, employees at higher levels have an increasing proportion of their compensation tied to longer-term performance because these employees are in a position to have greater influence on longer-term results.
- To be effective motivation, performance-based compensation programs should enable employees to easily understand how their efforts can affect their pay, both directly through individual performance accomplishments and indirectly through contributing to our achievement of our strategic and operational goals.
- The programs and individual pay levels will always reflect differences in job responsibilities, geographies, and marketplace considerations, the overall structure of compensation and benefit programs should be broadly similar across the organization.

Determination of Compensation

The Compensation Committee reviews each named executive officer's base pay, bonus, and equity incentive compensation annually, with the guidance of the Compensation Committee's independent compensation consultant, Frederic W. Cook & Co., Inc. The Compensation Committee takes into account a number of factors to determine the compensation for the named executive officers and to ensure that our executive compensation program is achieving its objectives. Among those are:

- *Assessment of Corporate Performance.* The Compensation Committee uses corporate performance measures in two ways. First, in establishing total compensation ranges, the Compensation Committee considers various measures of corporate and industry performance, including sales growth, stock price, EBITDA, and net income. Second, as we describe in more detail below, the Compensation Committee has established specific corporate performance measures that determine the size of payments under our Management Incentive Plan.
- *Assessment of Individual Performance.* Individual performance affects the compensation of all employees, including the CEO and the other named executive officers. Beginning in fiscal year 2007, the Compensation Committee adopted a formal evaluation process for our CEO. Each member of our Board provides a written, subjective evaluation of our CEO, on an anonymous basis, covering a broad range of criteria. The evaluations are summarized and the Compensation Committee considers them in setting the CEO's compensation. For each other named executive officer, the Compensation Committee receives a recommendation from the CEO and also exercises its judgment based on the Committee's interactions with the executive officer.
- *Benchmarking.* The Compensation Committee benchmarked our compensation programs in fiscal years 2008 and 2009 with a peer group consisting of the following companies, which companies are broadly similar with respect to industry (generally, manufacturers of electrical components and equipment) and size (based on revenues):

Ametek, Inc.
A.O. Smith Corporation
AVX Corporation
Baldor Electric Company
C&D Technologies, Inc.
Energizer Holdings, Inc.
Exide Technologies
Franklin Electric Company, Inc.
GrafTech International Ltd.
Hubbell Incorporated
Regal - Beloit Corporation
Spectrum Brands, Inc.
Thomas & Betts Corporation
Woodward Governor Company

The Compensation Committee compares each peer group company's executive compensation programs as a whole, and compares the pay of individual executives if the jobs are sufficiently similar to make the comparison meaningful. In addition to the peer group, the Compensation Committee, with the assistance of the independent compensation consultant, also considers non-industry-specific compensation information on pay levels and compensation-delivery practices for similarly sized companies across more than 200 different industries excluding the financial services industry. The Compensation Committee uses this data primarily to ensure that our executive compensation program as a whole is competitive, meaning generally within the broad middle range of comparative pay of the comparison companies. Based upon the most recent comparative pay information, the total pay for our executives is in the 75th percentile range.

Components of Executive Compensation

Our executive compensation program is comprised of base salary, annual short-term incentive opportunities in the form of cash awards based upon our fiscal year performance, long-term incentive opportunities in the form of either options to acquire our common stock, restricted common stock or restricted common stock units, or any combination thereof. As more fully described in the section entitled "Deferred Compensation Plan," effective April 1, 2009, certain of our executives, including the named executive officers, may elect to defer receipt of all or a portion of their cash bonuses. In addition, we provide the named executive officers with the same employee benefits as we generally provide to our other eligible U.S. employees and we also provide limited perquisites and personal benefits, as described in the footnotes following the Summary Compensation Table. Mr. Kubis receives substantially the same employee benefits as our other named executive officers, except that he, as we more completely describe in the footnotes following the Summary Compensation Table, receives an annual cost of living adjustment and certain additional perquisites to compensate him for working and living in Europe. We do not cover our named executive officers under any defined benefit pension or supplemental executive retirement plans.

Base Salary

Base salary is the fixed element of an employee's cash compensation. The value of base salary reflects the employee's skill set and the market value of that skill set. The Compensation Committee generally considers whether each of our named executive officer's base salary should be increased based on individual performance with a view toward ensuring that the base salary is competitive with that of executives in peer companies with comparable roles and responsibilities.

With assistance from the Compensation Committee's independent compensation consultant, the Compensation Committee annually sets the base salary of our named executive officers. The Compensation Committee solicits the CEO's recommendation with respect to the base salaries of our named executive officers.

In setting Mr. Craig's compensation for fiscal years 2008 and 2009, the Compensation Committee considered the success of our business and Mr. Craig's overall performance in the previous fiscal year as well as the recommendations of the independent compensation consultant. The Compensation Committee reviewed similar considerations for each of the other named executive officers in determining each of their respective base salaries.

For fiscal year 2010, the Compensation Committee considered the aforementioned factors and current macroeconomic conditions and determined that it is the best interest of the stockholders to not increase base salaries for Mr. Craig and the other named executive officers. The Committee's decision was not reflective of the performance and achievements of Mr. Craig and the other names executive officers during fiscal year 2009.

The base salaries of Mr. Craig and each of the other named executive officers for fiscal years 2008, 2009, and 2010, are as follows:

Name	2008	2009	2010
John D. Craig	$815,000	$850,000	$850,000
Michael T. Philion	$377,000	$400,000	$400,000
Richard W. Zuidema	$378,000	$400,000	$400,000
John A. Shea	$367,000	$385,000	$385,000
Raymond Kubis	$522,793(1)	$487,553(2)	$487,553(2)

(1) 83,500 Euros converted to U.S. dollars at $1.5774 per Euro and 409,125 Swiss francs, 300,000 of which is converted to U.S. dollars at $1.0058 per Swiss franc and 109,125 of which is payable in U.S. dollars at a fixed exchange ratio of $0.8186 per Swiss franc.

(2) 565,000 Swiss francs, 419,500 of which is payable in Swiss francs and has been converted to U.S. dollars at $0.8783 per Swiss franc, and 145,500 of which is payable in U.S. dollars at a fixed exchange ratio of $0.8186 per Swiss franc.

Management Incentive Plan

Annually, under our Management Incentive Plan, which we refer to as the "MIP," our executives, including the named executive officers, may receive a cash bonus upon satisfaction of pre-established financial targets. Under the MIP, the Compensation Committee establishes a range of financial targets based on our Board approved corporate budget. The Compensation Committee established this annual cash bonus program to better align each participant's goals with our profitability and net debt objectives for each year. Consistent with our compensation policy, individuals with greater job responsibilities have a greater portion of their total cash compensation tied to our corporate performance through the MIP.

Under the MIP, each participant has minimum, target, and maximum potential cash bonus payouts, which the Compensation Committee establishes at the beginning of each fiscal year. The Compensation Committee bases the potential payments on each participant's job responsibilities and position within our organization. The potential payouts are stated as a percentage of base salary, which percentage generally remains constant from year-to-year. In establishing the targets, significant consideration is given to our prior year's performance and budget for the upcoming year. Satisfactory individual performance is a condition to payment. In the case of our CEO and our other named executive officers, a target bonus percentage is set forth in their respective employment agreements.

The Compensation Committee believes that these performance measures encourage participants to focus appropriately on improving both our net earnings and balance sheet strength. These performance measures are also effective motivators because they can be readily tracked and are easily understandable by the participants.

The Compensation Committee may adjust the earnings results on which bonuses under the MIP are determined to reflect the effect of certain extraordinary events. The adjustments are intended to ensure that award payments represent the underlying growth of our core business and are not artificially inflated or deflated due to such events in the applicable fiscal year. In addition, the Compensation Committee will adjust the average daily net debt goals through the application of a pre-established objective formula to reflect higher or lower than anticipated sales volume in the applicable fiscal year.

At the end of each fiscal year, the Compensation Committee, in the case of the CEO and other named executive officers, has discretion to adjust an award payout downward. The Compensation Committee did not exercise this discretion in fiscal years 2007, 2008 or 2009.

Fiscal Year 2008 MIP Targets and Payouts

The Compensation Committee considered the following when establishing the awards for fiscal year 2008:

- *Bonus Targets.* Mr. Craig's minimum, target, and maximum bonus targets for fiscal year 2008 were 15%, 100%, and 170% of base salary, respectively. The other named executive officers' minimum, target, and maximum bonus targets for fiscal year 2008 were 9%, 60%, and 102% of base salary, respectively.
- *Company Performance Measures.* For all participants in the MIP, including our CEO and named executive officers, the Compensation Committee established fiscal year 2008 performance measures based 70% on EPS and 30% on average daily net debt, which we define as total long- and short-term corporate debt and capital lease obligations minus short-term investments held in the U.S. The performance measures for fiscal year 2008, determined in connection with the approval of the applicable fiscal year budget, were as follows:

Measurement	Minimum	Target	Maximum
EPS	$ 0.84	$ 0.93	$ 1.40
Average Daily Net Debt	$474.0 million	$464.0 million	No target

The bonuses paid to our CEO and other named executive officers for fiscal year 2008 were 170% and 102% of bonus target, respectively, because of above-target EPS achievement and above-target average daily net debt goal. Consistent with past practice and based on criteria established at the beginning of the performance period in accordance with the terms of the MIP as described above, the Compensation Committee adjusted the earnings results on which fiscal year 2008 bonuses were determined to eliminate the effect of expenses incurred in connection with three secondary offerings and the restructuring of our European operations. Also in accordance with the MIP, we adjusted the average daily net debt goal to reflect higher than anticipated sales volume in fiscal year 2008.

Fiscal Year 2009 MIP Targets

The Compensation Committee considered the following when establishing the awards for fiscal year 2009:

- *Bonus Targets.* Mr. Craig's minimum, target, and maximum bonus targets for fiscal year 2009 were 15%, 100%, and 200% of base salary, respectively. The other named executive officer's minimum, target, and maximum bonus targets for fiscal year 2009 were 9%, 60%, and 120% of base salary, respectively. The Committee raised the maximum payout percentages in line with peer practice.
- *Company Performance Measures.* For all participants in the MIP, including our CEO and named executive officers, the Compensation Committee established fiscal year 2009 performance measures based 70% on EPS and 30% on average daily net debt, which we define as total long- and short-term corporate debt and capital lease obligations minus total short-term investments. The performance measures for fiscal year 2009 were determined in connection with the approval of the applicable fiscal year budget. The Compensation Committee believes it set the minimum, target, and maximum performance measures for fiscal year 2009 such that the performance measures represent meaningful improvements for the organization and improved business performance and, therefore, are reasonably difficult to attain. The performance measures for fiscal year 2009, determined in connection with the approval of the applicable fiscal year budget, were as follows:

Measurement	Minimum	Target	Maximum
EPS	$ 1.35	$ 1.45	$ 1.92
Average Daily Net Debt	$422.5 million	$412.5 million	$397.5 million

The bonuses paid to our CEO and other named executive officers for fiscal year 2009 were 200% and 120% of bonus target, respectively, because of above-target EPS achievement and above-target average daily net debt goal. Consistent with past practice and based on criteria established at the beginning of the performance period in accordance with the terms of the MIP as described above, the Compensation Committee adjusted the earnings results on which fiscal year 2009 bonuses were determined to eliminate the effect of items incurred in connection with the restructuring of the European operations, the gain on sale of facilities, the refinancing of our senior secured credit facility, legal proceedings and a secondary offering. Also in accordance with the MIP, we adjusted the average daily net debt goal to reflect lower than anticipated sales volume in fiscal year 2009.

Fiscal Year 2010 MIP Targets

The Compensation Committee considered the following when establishing the potential awards for fiscal year 2010:

- *Bonus Targets.* Mr. Craig's minimum, target, and maximum bonus targets for fiscal year 2010 are 15%, 100%, and 200% of base salary, respectively. The other named executive officer's minimum, target, and maximum bonus targets for fiscal year 2010 are 9%, 60%, and 120% of base salary, respectively.
- *Company Performance Measures.* For all participants in the MIP, including our CEO and named executive officers, the Compensation Committee established fiscal year 2010 performance measures based 70% on EPS and 30% on average net debt, which we define as total long- and short-term corporate debt and capital lease obligations minus total short-term investments. The performance measures for fiscal year 2010 were determined in connection with the approval of the fiscal year budget. The Compensation Committee believes it set the minimum, target, and maximum performance measures for fiscal year 2010 such that the performance measures are aggressive and, therefore, are reasonably difficult to attain.

Long-Term Equity Incentive Compensation

The Compensation Committee has the ability to make various types of equity awards under our 2004 and 2006 Equity Incentive Plans to our non-employee director and employees, including the CEO and the other named executive officers. We generally award equity in the form of restricted stock units and options to purchase our common stock.

- Restricted stock unit awards provide participants with shares of our common stock if the participant continues employment with us or one of our subsidiaries for the vesting period. Generally, restricted stock units that we award to employees vest ratably over a four-year period at 25% per year, and participants accrue dividend equivalent units from the date of award, if any. We award restricted stock units for two reasons. First, because we do not provide our named executive officers with the ability to participate in a defined benefit pension plan or similar program, the Compensation Committee has determined to make equity awards that are not solely dependent on the appreciation of our common stock. Second, because we provide the same types of awards to all participating employees on a worldwide basis, restricted stock units provide certain tax and other advantages to our non-U.S. employees as compared to awards of restricted stock. We amended our 2006 Equity Incentive Plan to provide for minimum vesting periods for full value equity awards such as restricted stock and restricted stock units, except with respect to our non-employee directors. Five percent of the number of shares issuable under the 2006 Equity Incentive Plan are not subject to this limitation.
- Stock options align our participants' interests with stockholders because options have value only if the stock price increases over time. Our stock options generally have 10-year terms and we grant all options with an exercise price no less than the fair market value of our common stock on the date of grant. The Compensation Committee grants stock options in order to encourage participants to focus on long-term growth. In addition, we intend stock options to help retain key employees because they generally vest ratably over a three- or four-year period. The vesting schedule also helps keep employees focused on long-term performance. To obtain value, a participant must remain employed with us or one of our subsidiaries until the options are vested and the stock price must have appreciated above the exercise price, which is no less than the market price of our common stock on the grant date.

Fiscal Year 2008 Equity Awards

In determining the value of awards for executives, in fiscal year 2008, the Compensation Committee's overall objective, based in part on the recommendation of the Compensation Committee's compensation consultant, was to set the combined values of the awards at a level that was approximately equivalent to the 75th percentile relative to the value of our competitor's long-term incentive grants. The Compensation Committee recommended, and the Board approved, the number of stock options and restricted stock units prior to the pre-established grant date. The Compensation Committee based the number of awards on a percentage of our capitalization. The Compensation Committee determined the value using the closing price of our common stock on the grant date, in accordance with our policy on granting equity awards, which we describe on page 25. The awards vest ratably over four years. The awards were as follows:

Name	Number of Stock Options	Number of Restricted Stock Units	Total Value(1)
John D. Craig	83,448	41,324	$1,508,533
Michael T. Philion	17,818	8,824	$ 322,113
Richard W. Zuidema	17,818	8,824	$ 322,113
John A. Shea	17,818	8,824	$ 322,113
Raymond R. Kubis	17,818	8,824	$ 322,113

(1) The total value is the sum of the value of the restricted stock units and stock options determined as of May 29, 2007, the date of grant. The value of each restricted stock unit was $18.25, the closing price of our common stock on the date of grant, and the value of each stock option on that date was approximately $9.04, as determined using the Black-Scholes valuation method, which assumptions and value may be different from the value that we used for financial accounting purposes.

Fiscal Year 2009 Equity Awards

On May 1, 2008, the Compensation Committee approved equity awards to the named executive officers. The Compensation Committee determined a total value for each executive's awards based on a level that was approximately equivalent to the 75th percentile relative to the value of our competitor's long-term incentive grants. The Compensation Committee determined the valuation using the closing price of our common stock on the date of grant, in accordance with our policy on granting equity awards, which we describe on page 25. In evaluating the aggregate amount of equity compensation to be granted to all employees, the Compensation Committee compares the value of the awards, as a percentage of our capitalization, to the value of the awards granted by our peer companies. The Compensation Committee awarded Mr. Craig an equity award with a value of up to $2,500,000, and Messrs. Philion, Zuidema, Shea, and Kubis each received an award with a value of up to $700,000, and rounded down to the nearest whole share. Half of the value of each named executive officer's award is in the form of stock options and the other half is in the form of restricted stock units. The stock options vest ratably over three years and the restricted stock units vest ratably over four years. Each named executive officer could elect to receive the value of his restricted stock unit award instead in the form of stock options. No named executive officer elected to receive stock options in lieu of the restricted stock unit portion of his award. The fiscal year 2009 equity awards were as follows:

Name	Number of Stock Options	Number of Restricted Stock Units	Total Value(1)
John D. Craig	124,626	41,404	$2,499,998
Michael T. Philion	34,895	11,593	$ 699,993
Richard W. Zuidema	34,895	11,593	$ 699,993
John A. Shea	34,895	11,593	$ 699,993
Raymond R. Kubis	34,895	11,593	$ 699,993

(1) The total value is the sum of the values of the restricted stock units and stock options determined as of May 21, 2008, the date of grant. The value of each restricted stock unit was $30.19, the closing price of our

common stock on the date of grant, and the value of each stock option on that date was approximately $10.03, as determined using the trinomial lattice model, which assumptions and value may be different from the value that we used for financial accounting purposes

Deferred Compensation Plan

On May 1, 2008, the Compensation Committee adopted the EnerSys Voluntary Deferred Compensation Plan for Executives, which we refer to as the "Deferred Compensation Plan," under which participants who are among a select group of management and highly compensated employees may elect to defer receipt of all or a portion of any cash bonus payable to such participants with respect to a fiscal year. Under the Deferred Compensation Plan, which is effective April 1, 2009, each participant must make an irrevocable deferral election before the beginning of the fiscal year to which the cash bonus relates or, in the case of "performance-based compensation," on or before six months before the end of such fiscal year. Participants can elect to receive distributions of their accounts in the Deferred Compensation Plan, either in a lump sum or in installments, (i) upon their termination of employment, (ii) on a specified date, or (iii) upon a change in control.

A participant may elect to allocate the deferred amounts into an investment account and select among various investment options upon which the rate of return of the deferred amounts will be based. The participants' investment accounts are adjusted periodically to reflect the deemed gains and losses attributable to the deferred amounts. The specific investment options will be a subset of the investment options available, from time-to-time, in our 401(k) retirement plan. Each participant is always 100% vested in their investment accounts.

Alternatively, participants may elect to allocate the deferred amounts to a stock unit deferral account. All amounts allocated to the stock unit account are invested in restricted stock units awarded under one of our stockholder-approved equity compensation plans. If a participant elects to allocate the deferred amounts to the stock unit account, we will make an additional matching contribution in the amount of 20% of the deferred amount. Dividend equivalent units, if any, will be credited to each stock unit account. Each participant is 100% vested with respect to the amounts deferred to the stock unit deferral account. The matching contribution will vest over three years from the last date of the fiscal year to which the amounts relate, except that participants will automatically become 100% vested in their matching contribution upon a change in control. All stock units are payable in shares of our common stock.

The Deferred Compensation Plan is a non-qualified deferred compensation plan. The rights of all participants to any deferred amounts represent our unsecured promise to pay and the deferred amounts remain subject to the claims of our creditors.

Employee Benefits

We generally offer all our eligible non-unionized U.S. employees, including the named executive officers, core employee benefits coverage. The benefits include medical and dental coverage, disability insurance, life insurance, and a discount program for our products. We also make a 401(k) retirement plan available to all eligible non-unionized U.S. employees as a means to save for retirement on a tax-advantaged basis. We provide a matching contribution under the 401(k) plan to all eligible participants.

Each of our employees, including the named executive officers, partially bears the cost of certain employee benefits.

Perquisites

We provide limited perquisites and personal benefits to our named executive officers. We provide these perquisites and personal benefits in order to compete and retain executive talent. You can find information about these perquisites in the footnotes to the Summary Compensation Table.

Other Matters

Currency Conversion for Mr. Kubis

In fiscal year 2007, Mr. Kubis worked and lived in Brussels, Belgium, and we paid him in Euros. For purposes of this Proxy Statement, we have converted the amounts of compensation that Mr. Kubis received in Euros in fiscal year 2007 to U.S. dollars using the exchange rate as of March 31, 2007, of $1.34 per Euro. At the beginning of the second quarter of fiscal year 2008, Mr. Kubis relocated to Zurich, Switzerland in connection with the relocation of our European headquarters from Brussels. In fiscal year 2008, we paid Mr. Kubis partly in U.S. dollars, partly in Euros for the time he worked in Brussels, and partly in Swiss francs for the time he worked in Zurich. For the purposes of this Proxy Statement, we have converted the amounts of compensation that Mr. Kubis received in fiscal year 2008 using the exchange rates as of March 31, 2008, of $1.5774 per Euro and $1.0058 per Swiss franc. We converted the amounts that were paid or payable to Mr. Kubis in U.S. dollars in fiscal year 2008 from Swiss francs using a fixed exchange rate of $0.8186 per Swiss franc pursuant to the terms of his employment agreement. During fiscal year 2009, Mr. Kubis worked and lived in Zurich, Switzerland, and we paid him partly in U.S. dollars and partly in Swiss francs. For purposes of this Proxy Statement, we have converted the amounts of compensation that Mr. Kubis received in Swiss francs in fiscal year 2009 to U.S. dollars using the exchange rate as of March 31, 2009, of $0.8783 per Swiss franc. We converted the amounts that were paid or payable to Mr. Kubis in U.S. dollars in fiscal year 2009 from Swiss francs using a fixed exchange rate of $0.8186 per Swiss franc pursuant to the terms of his employment agreement.

Policy on Granting Equity Awards.

In fiscal year 2008, we established a written policy on granting equity awards. The policy provides the authority for granting awards, the procedure for granting awards, and how we determine the date of grant and exercise price, in the case of options, of such awards. The Compensation Committee has the authority to make all equity awards. In addition, within certain limitations, the Compensation Committee may delegate authority to our CEO to make awards to employees below the senior vice president level.

The exercise price of stock options is always no less than the closing price of our stock on the grant date. This procedure provides assurance that the grant dates are not being manipulated to result in a price that is favorable to us or our employees. Subject to applicable local law, the grant date for equity awards to all eligible participants, including executive officers, is on the first business day after the grant approval date that our stock trading window is open and that is not otherwise within our stock trading blackout policy.

Hedging Prohibition

We do not permit our employees to hedge their economic exposures to our common stock that they own by engaging in transactions involving puts, calls, or other derivative securities, or zero-cost collars or forward sales contracts. We expect each employee to bear the full risks and rewards of stock ownership.

Tax Deductibility of Executive Compensation

We generally seek to maximize deductibility for tax purposes of all elements of compensation. The Compensation Committee reviews compensation arrangements in light of applicable tax provisions, including Code Sections 162(m) and 280G and may revise compensation plans and arrangements from time to time to maximize deductibility. The Compensation Committee may, however, approve compensation or compensation arrangements that do not qualify for maximum deductibility when the Compensation Committee deems it to be in our best interest. In fiscal years 2007, 2008 and 2009, no named executive officer received compensation that was not fully deductible.

Stock Ownership Guidelines

The Compensation Committee has adopted stock ownership guidelines for both executives and non-employee directors effective May 1, 2008. We intend the guidelines to align the interests of executives and non-employee directors with those of the stockholders and ensure that the executives and directors responsible for overseeing operations have an ongoing financial stake in our success. The stock ownership guidelines provide that we expect our CEO to attain and maintain an investment level in stock equal to five times his annual base salary. We expect the other named executive officers to attain and maintain an investment level equal to three times their annual base salary. We expect our vice presidents to attain and maintain an investment level equal to one times their annual base salary. We describe the stock ownership guidelines for our non-employee directors under "Director Compensation." We expect that each individual attain such investment levels by May 1, 2013, or five years from the date a specified ownership level commences, if later. Shares beneficially owned by the individual and restricted stock units awarded for fiscal year 2009 and thereafter, whether vested or unvested, will be included in calculating ownership levels. We will measure the ownership levels on an annual basis. As of May 1, 2009, all executives subject to the stock ownership guidelines were on target to achieve their respective investment level set forth in the guidelines.

COMPENSATION COMMITTEE REPORT

The Compensation Committee evaluates and establishes compensation for our named executive officers and oversees our equity incentive plans, the MIP, and our benefit and perquisite programs. Management has the primary responsibility for our financial statements and reporting process, including the disclosure of executive compensation. With this in mind, we have reviewed and discussed with management the Compensation Discussion and Analysis found on pages 17-24 of this report. The Compensation Committee is satisfied that the Compensation Discussion and Analysis fairly and completely represents the philosophy, intent, and actions of the Compensation Committee with regard to executive compensation. We recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in our Annual Report on Form 10-K for the fiscal year ended March 31, 2009, for filing with the Securities and Exchange Commission.

Compensation Committee
John F. Lehman, Chairperson
Robert Magnus
Joseph Muscari

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation earned in fiscal years 2007, 2008, and 2009, by our Chief Executive Officer, Chief Financial Officer, and our three other most highly compensated executive officers, who we collectively refer to as the "named executive officers." We made no discretionary bonus payments to any of our named executive officers in fiscal years 2007, 2008, or 2009, and we did not maintain any defined benefit pension arrangements, or maintain deferred compensation plans for our named executive officers effective during fiscal years 2007, 2008 or 2009; accordingly we have omitted the "Bonus" and "Change in Pension Value and Non-Qualified Deferred Compensation Earnings" columns from the table.

Name and Principal Position	Year	Salary	Stock Awards(1)	Option Awards(1)	Non-Equity Incentive Plan Compensation(2)	All Other Compensation	Total
John D. Craig	2009	$850,000	$521,904	$566,869	$1,700,000	$ 89,224(3)	$3,727,997
Chairman, President,	2008	$815,000	$308,796	$136,386	$1,385,500	$ 75,541	$2,721,223
Chief Executive Officer and Director	2007	$783,000	$300,215	$ 0	$1,015,943	$ 73,910	$2,173,068
Michael T. Philion	2009	$400,000	$141,757	$148,003	$ 480,000	$ 35,392(4)	$1,205,152
Executive Vice President-	2008	$377,000	$ 89,304	$ 29,120	$ 384,540	$ 34,256	$ 914,220
Finance and Chief Financial Officer	2007	$362,000	$109,446	$ 0	$ 281,817	$ 30,841	$ 784,104
Richard W. Zuidema	2009	$400,000	$141,757	$148,003	$ 480,000	$ 33,979(5)	$1,203,739
Executive Vice President-	2008	$378,000	$ 89,304	$ 29,120	$ 385,560	$ 26,080	$ 908,064
Administration and Secretary	2007	$363,000	$109,446	$ 0	$ 282,596	$ 27,114	$ 782,156
John A. Shea	2009	$385,000	$141,757	$148,003	$ $462,000	$ 29,518(6)	$1,166,278
Executive Vice President-	2008	$367,000	$ 89,304	$ 29,120	$ 374,340	$ 27,919	$ 887,683
Americas	2007	$352,000	$109,446	$ 0	$ 274,032	$ 26,683	$ 762,161
Raymond R. Kubis	2009	$487,553	$149,354	$148,003	$ 595,487	$224,214(7)	$1,604,611
President-Europe	2008	$519,303	$103,775	$ 29,120	$ 561,139	$306,944	$1,520,281
	2007	$430,140	$137,610	$ 0	$ 334,865	$151,404	$1,054,019

(1) Represents the compensation costs of stock options, restricted stock, or restricted stock unit awards, as applicable, recognized for financial reporting purposes for the applicable fiscal year under SFAS 123(R), and not amounts actually received by the named executive officer. See "Note 16 Share-Based Payments—Stock Option, Restricted Stock and Other Stock Awards" to our consolidated financial statements set forth in our Annual Report on Form 10-K for the fiscal years ended March 31, 2007, 2008, and 2009, for the assumptions made in determining SFAS 123(R) values.

(2) Represents annual incentive amounts paid to the named individuals under the MIP. We discuss the MIP in further detail in the section entitled "Management Incentive Plan."

(3) For fiscal year 2009, consists of our 401(k) plan contributions in the amount of $11,688; life and disability insurance premiums in the amount of $38,237; personal use of company-provided automobile in the amount of $22,423; spousal travel expenses in the amount of $13,609; and club membership dues.

(4) For fiscal year 2009, consists of our 401(k) plan contributions in the amount of $11,740; personal use of company-provided automobile in the amount of $15,790; and club membership dues.

(5) For fiscal year 2009, consists of our 401(k) plan contributions in the amount of $11,729; personal use of company-provided automobile in the amount of $16,387; and spousal travel expenses.

(6) For fiscal year 2009, consists of our 401(k) plan contributions in the amount of $11,688; personal use of company-provided automobile in the amount of $15,013; and spousal travel expenses.

(7) For fiscal year 2009, consists of our 401(k) plan contributions in the amount of $11,667; private school tuition for Mr. Kubis' child in the amount of $27,899; tax preparation and planning fees; premiums for personal injury insurance; personal use of the company-provided automobile in the amount of $18,060; family travel expenses in the amount of $20,282; housing allowance of $61,973; and cost of living adjustment in the amount of $79,398.

Employment Agreements

Employment Agreement with Mr. Craig

We entered into an employment agreement with Mr. Craig on November 9, 2000. Mr. Craig's employment agreement is for a three-year term that is automatically extended on a daily basis to continue for three years from the date of such extension. Mr. Craig's employment agreement provides that we will nominate and use our best efforts to cause our stockholders to elect him as a director and as Chairman of the Board.

Mr. Craig's employment agreement also provides that he may not compete with our business or solicit any of our customers or employees for three years following termination of his employment. Under his employment agreement and contingent upon meeting goals that the Compensation Committee will establish, Mr. Craig is entitled to an annual target bonus of up to 100% of his base salary. See "Potential Payments upon Termination or Change in Control" for information about our obligations under Mr. Craig's employment agreement to provide certain payments to him upon his termination of employment.

Employment Agreements with Messrs. Philion, Zuidema, and Shea

We entered into employment agreements with each of Messrs. Philion, Zuidema, and Shea on November 9, 2000. Each of the agreements is substantially the same. Each employment agreement is for a two-year term that automatically extends on a daily basis to continue for two years from the date of such extension. These employment agreements provide generally that the executives may not compete with our business or solicit any of our customers or employees for two years following termination of employment. Under their respective employment agreements and contingent upon meeting goals established by the Compensation Committee, each of Messrs. Philion, Zuidema, and Shea is entitled to an annual target bonus of up to 60% of their respective base salaries. See "Potential Payments upon Termination or Change in Control" for information about our obligations under each of Messrs. Philion's Zuidema's, and Shea's employment agreements to provide certain payments to them upon their respective terminations of employment.

Agreements with Mr. Kubis

On January 8, 2002, we entered into a directorship agreement and a managing directorship agreement with Mr. Kubis with respect to his services as President-Europe. These directorship agreements were for two-year terms that we could extend at our option. We terminated these agreements effective June 30, 2007, in connection with the relocation of our European headquarters to Zurich, Switzerland from Brussels, Belgium. As a result of this change, Mr. Kubis relocated to Zurich from Brussels and is now employed by our Swiss subsidiary, EH Europe GmbH, pursuant to a new employment agreement dated as of July 1, 2007. The new employment agreement is not for a specific term and provides that either party can terminate the agreement at any time, subject to the statutory notice requirement applicable to employers in Switzerland, and generally provides that Mr. Kubis may not compete with our business or solicit any of our employees for at least two years following termination of his employment.

Under his new employment agreement and contingent upon meeting goals established by the Compensation Committee, Mr. Kubis is entitled to an annual target bonus of up to 60% of his base salary. The employment agreement provides that Mr. Kubis is entitled to:

- the use of a company car or a car allowance;
- receive reimbursement for certain expenses that Mr. Kubis incurs as a result of being located outside of the United States, including reimbursement of school tuition for his children;
- air travel to and from the United States for Mr. Kubis and his spouse and children;
- tax preparation and consulting services;
- premium for personal injury insurance;
- a housing allowance;

- certain cost of living adjustments; and
- income tax indemnification for any taxes paid by Mr. Kubis in excess of 30% of his total compensation.

See "Potential Payments upon Termination or Change in Control" for information about our obligations under Mr. Kubis' employment agreement to provide certain payments to him upon his termination of employment.

GRANTS OF PLAN-BASED AWARDS TABLE FOR FISCAL YEAR 2009

Name	Grant Date	Committee Action Date(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			All other stock awards: number of shares of stock or units (#)	All other option awards: number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)	Grant date fair value of stock and option awards(3)
			Threshold	Target	Maximum				
John D. Craig	N/A	N/A	$127,500	$850,000	$1,700,000				
	5/21/08	5/01/08					124,626	$30.19	$1,250,011
	5/21/08	5/01/08				41,404			$1,249,987
Michael T. Philion	N/A	N/A	$ 36,000	$240,000	$ 480,000				
	5/21/08	5/01/08					34,895	$30.19	$ 350,000
	5/21/08	5/01/08				11,593			$ 349,993
Richard W. Zuidema	N/A	N/A	$ 36,000	$240,000	$ 480,000				
	5/21/08	5/01/08					34,895	$30.19	$ 350,000
	5/21/08	5/01/08				11,593			$ 349,993
John A. Shea	N/A	N/A	$ 34,650	$231,000	$ 462,000				
	5/21/08	5/01/08					34,895	$30.19	$ 350,000
	5/21/08	5/01/08				11,593			$ 349,993
Raymond R. Kubis	N/A	N/A	$ 43,880	$292,535	$ 585,070				
	5/21/08	5/01/08					34,895	$30.19	$ 350,000
	5/21/08	5/01/08				11,593			$ 349,993

(1) We made all equity awards to the named executive officers in fiscal year 2009 in accordance with our policy on granting equity awards, which we describe on page 25.

(2) The amounts shown in the columns are the threshold, target, and stretch goal (maximum) potential amounts that were payable under the MIP. No amounts were payable if threshold performance was not achieved for at least one performance goal. See "Compensation Discussion and Analysis" for a discussion of the amounts actually earned for fiscal years 2007, 2008 and 2009.

(3) The value of each restricted stock unit was $30.19, the closing price of our common stock on the date of grant; and the value of each stock option on the date of grant was approximately $10.03, as determined using the trinomial lattice model, which assumptions and value may be different from the value that we used for financial accounting purposes.

OUTSTANDING EQUITY AWARDS AS OF MARCH 31, 2009

The following table sets forth the outstanding equity awards held by named executive officers at the end of the 2009 fiscal year. The year-end values set forth in the table are based on $12.12, the closing price for our common stock on March 31, 2009, the last trading day of the fiscal year.

	Option Awards					Stock Awards				
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unearned Options	Option Exercise Price ($ per share)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(5)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares Units or Other Rights That Have Vested	Equity Incentive Plan Awards: Market Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
John D. Craig	64,609			$29.36	11/9/2010	5,892(2)	$ 71,411			
	164,827			$21.91	03/22/12	5,892(2)	$ 71,411			
	594,626			$10.82	03/22/12	30,993(1)	$375,635			
	20,862	62,586(1)		$18.25	05/29/17	41,404(4)	$501,816			
		124,626(3)		$30.19	05/21/18					
Michael T. Philion	28,657			$10.82	11/9/2010	2,148(2)	$ 26,034			
	25,821			$29.36	11/9/2010	2,148(2)	$ 26,034			
	34,428			$21.91	11/9/2010	6,618(1)	$ 80,210			
	117,760			$10.82	03/22/12	11,593(4)	$140,507			
	65,957			$21.91	03/22/12					
	4,454	13,364(1)		$18.25	05/29/17					
		34,895(3)		$30.19	05/21/18					
Richard W. Zuidema ..	3,657			$10.82	11/9/2010	2,148(2)	$ 26,034			
	25,821			$29.36	11/9/2010	2,148(2)	$ 26,034			
	34,428			$21.91	11/9/2010	6,618(1)	$ 80,210			
	237,760			$10.82	03/22/12	11,593(4)	$140,507			
	65,957			$21.91	03/22/12					
	4,454	13,364(1)		$18.25	05/29/17					
		34,895(3)		$30.19	05/21/18					
John A. Shea	25,821			$29.36	11/9/2010	2,148(2)	$ 26,034			
	4,454	13,364(1)		$18.25	05/29/17	2,148(2)	$ 26,034			
		34,895(3)		$30.19	05/21/18	6,618(1)	$ 80,210			
						11,593(4)	$140,507			
Raymond R. Kubis	52,760			$10.82	03/22/12	2,701(2)	$ 32,736			
	65,957			$21.91	03/22/12	2,701(2)	$ 32,736			
	4,454	13,364(1)		$18.25	05/29/17	6,618(1)	$ 80,210			
		34,895(3)		$30.19	05/21/18	11,593(4)	$140,507			

(1) One-quarter vested on May 29, 2008, one-quarter vests on May 29, 2009, one-quarter vests on May 29, 2010, and one-quarter vests on May 29, 2011.

(2) Vests on January 1, 2010.

(3) One-third vests on May 21, 2009, one-third vests on May 21, 2010, and one-third vests on May 21, 2011.

(4) One-quarter vests on May 21, 2009, one-quarter vested on May 21, 2010, one-quarter vests on May 21, 2011, and one-quarter vests on May 21, 2012.

(5) Based on a closing stock price of our common stock of $12.12 on March 31, 2009.

OPTIONS EXERCISED AND STOCK VESTED DURING FISCAL YEAR 2009

The following table sets forth the number of shares acquired upon exercising options and the vesting of stock awards by our named executive officers during fiscal year 2009.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise(1)	Number of Shares Acquired on Vesting	Value Realized on Vesting(2)
John D. Craig	313,513	$4,188,690	22,113	$449,863
Michael T. Philion	77,158	$1,181,505	6,502	$115,642
Richard W. Zuidema	9,200	$ 64,492	6,502	$115,642
John A. Shea	100,385	$1,170,489	6,502	$115,642
Raymond R. Kubis	54,000	$ 865,106	7,606	$127,786

(1) Values stated are taxable income of each exercise, calculated by subtracting the exercise cost from the fair market value at exercise.

(2) Values are calculated based on the closing price of the Company's common stock, on the last trading day prior to the date the shares vested. For shares that vested on January 1, 2009, the closing price was $11.00. For shares that vested on May 29, 2008, the closing price was $31.00.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

As described above, all of our named executive officers have entered into employment agreements with us. Under the conditions described below, each of these agreements provides for certain payments upon a termination of employment.

We may terminate the employment of each of Messrs. Craig, Philion, Zuidema, Shea or Kubis for cause if any has been involved in the following: (i) the commission of a felony or crime involving moral turpitude; (ii) a knowing and intentional fraud; (iii) an act or omission that is materially injurious to us; or (iv) the willful and continued failure or refusal to substantially perform the executive's duties as our employee. In addition, Messrs. Craig, Philion, Zuidema, Shea, and Kubis may resign from employment at any time for any or no reason. If we were to terminate the employment of any of these executives for cause, or if any of these executives were to resign without good reason (as defined below), the executive would only be entitled to payment of his current base salary through the date of termination.

If we were to terminate the employment of Messrs. Craig, Philion, Zuidema, Shea, or Kubis without cause, or if any of them were to resign for good reason (as defined below), we would be obligated to pay the following:

- continuation of current base salary for three years for Mr. Craig and two years for Messrs. Philion, Zuidema, Shea, and Kubis. Such payment periods are referred to as the "severance period";
- for the fiscal year in which the termination occurs and for each whole fiscal year following the termination year included in the severance period, an amount equal to the average of the bonuses paid to the executive for the two fiscal years preceding the termination year or for any partial fiscal year immediately preceding the end of the severance period, a pro rata portion of such amount; and
- participation in all employee welfare benefit plans or programs, provided however, that such participation will cease when the executive becomes eligible to participate in comparable programs of a subsequent employer.

In addition, upon Mr. Craig's termination of employment, for any reason other than a termination for cause, termination without good reason, or termination due to death, we will assign to Mr. Craig all right, title, and interest in and under certain individual disability and split dollar life insurance policies that we maintain on his behalf.

Mr. Kubis is also entitled to receive one-half of the cost of tax preparation services for the year of termination in the event his employment is terminated for any reason other than a voluntary resignation. In addition, if Mr. Kubis is involuntarily terminated without cause or resigns for good reason, we will reimburse the executive for reasonable costs of relocating him and his family to the U.S.

Notwithstanding the foregoing, either party may give the other party notice not to extend the employment term beyond: (a) three years from the date of such notice, in the case of Mr. Craig, or (b) two years from the date of such notice, in the case of Messrs. Philion, Zuidema, or Shea. Additionally, if less than three years remain until Mr. Craig reaches age 65 or if less than two years remain until Messrs. Philion, Zuidema, Shea, or Kubis reach age 65, the severance period will be the period from the date of termination until the date the executive reaches age 65.

"Good reason" means, with respect to Messrs. Craig, Philion, Zuidema, and Shea, any of the following:

- a decrease in base salary;
- a material diminution of authority, responsibilities, or position of the executive;
- a relocation to any office location that is more than 50 miles from Reading, Pennsylvania; or
- our giving notice that we intend to discontinue the automatic extension of the employment agreement.

"Good reason" means, with respect to Mr. Kubis, any of the following:

- any reason entitling Mr. Kubis to terminate the agreement under applicable Swiss law;
- a decrease in base salary;
- a material diminution of Mr. Kubis' authority, responsibilities, or positions; or
- relocation from Zurich, Switzerland, except that, upon 90 days prior to notice and our undertaking to pay reasonable relocation expenses, we can relocate Mr. Kubis to another location in Western Europe.

The employment agreement for each of the named executive officers provides that if any amounts payable, whether pursuant to their respective employment agreements or otherwise, are subject to excise tax under Code Section 4999, we will provide the executive with a tax gross-up payment such that, after payment of any excise tax on the underlying payment and all taxes on the gross-up payment, the executive would retain an amount before payment of income and employment taxes equal to the underlying payment. Except for acceleration of the vesting of unvested equity awards, no special benefit is payable to our named executive officers solely in the event of a change in control.

In the event we terminate the employment of Messrs. Craig, Philion, Zuidema, or Shea due to death or disability, each is entitled to receive one year of base salary in the event of death and six months of base salary, in the event of disability. If Mr. Kubis is unable to perform his duties due to illness, accident, or any other cause through no fault of his own, we will continue to pay his base salary for up to six months, provided however, that such amount will be reduced by any payments by third parties, including under any accident or health or medical insurance policies.

Each named executive officer is entitled to full acceleration of vesting of outstanding equity awards in the event of:

- involuntary termination of employment without cause;
- voluntary termination of employment for good reason;
- our change in control;
- termination for disability; or
- death.

The tables below reflect the incremental amount of compensation payable to each of the named executive officers under various scenarios. The amounts shown below assume that such hypothetical termination or change in control is effective as of March 31, 2009. These amounts do not include benefits earned or vested as of March 31, 2009, or benefits provided under insurance or regular programs available to salaried employees generally. The actual amounts that are payable upon a named executive officer's termination of employment can be determined only at the time of any such event. Due to the number of factors that affect the nature and amount of any benefits provided upon a termination or change in control, any actual amounts paid or distributed may be higher or lower than the amounts set forth below. Factors that could affect these amounts include, among other things, the time of year the event occurs, our financial performance, and the age of the named executive officer at the time of the event.

					Involuntary Termination Not For Cause or Voluntary Termination For Good Reason(1)	
		Change in Control	Termination for Disability	Death	Absent Change in Control	Following a Change in Control
John D. Craig	Severance	$ 0	$ 423,936	$ 846,054	$7,258,302	$7,258,302
	Welfare benefits continuation(2)	$ 0	$ 0	$ 0	$ 145,143	$ 145,143
	Value of insurance policies(3)	$ 0	$ 316,294	$ 0	$ 316,294	$ 316,294
	Value of accelerated stock options(6)	$ 0	$ 0	$ 0	$ 0	$ 0
	Value of accelerated restricted stock and restricted stock units(6)	$1,020,274	$1,020,274	$1,020,274	$1,020,274	$1,020,274
	Potential excise tax gross-up	$ 0	N/A	N/A	N/A	$ 0
	Total	**$1,020,274**	**$1,760,504**	**$1,866,327**	**$8,740,012**	**$8,740,012**
Michael T. Philion	Severance	$ 0	$ 199,499	$ 398,143	$1,783,915	$1,783,915
	Welfare benefits continuation(2)	$ 0	$ 0	$ 0	$ 91,397	$ 91,397
	Value of accelerated stock options(6)	$ 0	$ 0	$ 0	$ 0	$ 0
	Value of accelerated restricted stock and restricted stock units(6)	$ 272,785	$ 272,785	$ 272,785	$ 272,785	$ 272,785
	Potential excise tax gross-up	$ 0	N/A	N/A	N/A	$ 0
	Total	**$ 272,785**	**$ 472,284**	**$ 670,928**	**$2,148,097**	**$2,148,097**
Richard W. Zuidema	Severance	$ 0	$ 199,499	$ 398,143	$1,786,590	$1,786,590
	Welfare benefits continuation(2)	$ 0	$ 0	$ 0	$ 105,892	$ 105,892
	Value of accelerated stock options(6)	$ 0	$ 0	$ 0	$ 0	$ 0
	Value of accelerated restricted stock and restricted stock units(6)	$ 272,785	$ 272,785	$ 272,785	$ 272,785	$ 272,785
	Potential excise tax gross-up	$ 0	N/A	N/A	N/A	$ 0
	Total	**$ 272,785**	**$ 472,284**	**$ 670,928**	**$2,165,267**	**$2,165,267**
John A. Shea	Severance	$ 0	$ 192,018	$ 383,213	$1,727,434	$1,727,434
	Welfare benefits continuation(2)	$ 0	$ 0	$ 0	$ 61,035	$ 61,035
	Value of accelerated stock options(6)	$ 0	$ 0	$ 0	$ 0	$ 0
	Value of accelerated restricted stock and restricted stock units(6)	$ 272,785	$ 272,785	$ 272,785	$ 272,785	$ 272,785
	Potential excise tax gross-up	$ 0	N/A	N/A	N/A	$ 0
	Total	**$ 272,785**	**$ 464,803**	**$ 655,997**	**$2,061,254**	**$2,061,254**
Raymond R. Kubis	Severance	$ 0	$ 243,169(4)	$ 0	$2,299,015	$2,299,015
	Welfare benefits continuation(2)	$ 0	$ 0	$ 0	$ 14,052	$ 14,052
	Tax preparation	$ 0	$ 6,587	$ 6,587	$ 6,587	$ 6,587
	Relocation expenses(5)	$ 0	$ 0	$ 0	$ 75,000	$ 75,000
	Value of accelerated stock options(6)	$ 0	$ 0	$ 0	$ 0	$ 0
	Value of accelerated restricted stock and restricted stock units(6)	$ 286,190	$ 286,190	$ 286,190	$ 286,190	$ 286,190
	Potential excise tax gross-up	$ 0	N/A	N/A	N/A	$ 0
	Total	**$ 286,190**	**$ 535,946**	**$ 292,777**	**$2,680,844**	**$2,680,844**

(1) For severance payment calculation, and time and form of such payment, see "Employment Agreements."
(2) Present value of welfare benefits continuation. Assumes no increase in the cost of welfare benefits. Assumes no tax on welfare benefits.
(3) Cash surrender value as of March 31, 2009. We estimate that the benefit upon death on March 31, 2009, would have been $869,053.
(4) If Mr. Kubis is unable to perform his work due to illness, accident, or any other cause through no fault of his own, we will continue to pay his base salary for up to six months, reduced by any payments by third parties, including under any accident or health or medical insurance policies.
(5) If Mr. Kubis is involuntarily terminated without cause or resigns for good reason, we will reimburse the executive for reasonable costs of relocating him and his family to the U.S.
(6) Value based on the closing price of our common stock on March 31, 2009 ($12.12).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Person Transaction Policy

Our Board has adopted a written policy regarding related person transactions. As a general matter, it is our preference to avoid or minimize related person transactions. Under this policy, a director or executive officer must promptly report to the Corporate Secretary or General Counsel any potential transaction in which a Related Person, as defined by Item 404(a) of Regulation S-K, has or will have a direct or indirect material interest. Pursuant to this policy, EnerSys is not permitted to consummate or continue the Related Person transaction without the approval or ratification of the Audit Committee or, in certain situations, by the Chairman of the Audit Committee. Any director interested in a Related Person transaction must recuse himself from any such vote.

Indemnification

Delaware law, our certificate of incorporation and our bylaws contain limitation of liability provisions and provisions for indemnification of our directors and officers.

In addition, we have entered into an indemnification agreement with each of our directors and officers. Pursuant to this agreement, we will indemnify, to the fullest extent permitted by the Delaware General Corporation Law, each director or officer who is, or is threatened to be made, a party to any proceeding by virtue of the fact that such person is or was one of our directors or officers. Indemnification will be provided for all costs, judgments, penalties, fines, liabilities and amounts paid in settlement of any such proceeding and for expenses actually and reasonably incurred in connection with any such proceeding.

Directors and officers of EnerSys are also insured against certain liabilities for their actions, as such, by an insurance policy obtained by EnerSys. The premium for the fiscal year ended March 31, 2009, specifically for directors and officers, as individuals, was $0.1 million.

Indemnity and Expense Agreement

We have agreed with each of the Morgan Stanley Funds, in a stock subscription agreement dated March 22, 2002, that, to the fullest extent permitted by law, none of such stockholders, or any of their respective partners or other affiliates, or their respective members, stockholders, directors, managers, officers, employees, agents or other affiliates, or any person or entity who serves at the request of any such stockholder on behalf of any person or entity as an officer, director, manager, partner or employee of any person or entity (referred to as indemnified parties), shall be liable to us for any act or omission taken or suffered by such indemnified party in connection with the conduct of our affairs or otherwise in connection with such stockholder's ownership of shares of our common stock, unless such act or omission resulted from fraud, willful misconduct or gross negligence by such indemnified party or any mistake, negligence, dishonesty or bad faith of any agent of such indemnified party.

We have also agreed with each Morgan Stanley Fund that, to the fullest extent permitted by law, we will indemnify each of such indemnified parties for any and all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and reasonable expenses of investigating or defending against any claim or alleged claim) of any nature whatsoever, known or unknown, liquidated or unliquidated, that are incurred by such indemnified party and arise out of or in connection with our affairs, or any indemnified party's ownership of shares of our common stock, including acting as a director, manager or officer or its equivalent; provided that an indemnified party shall be entitled to indemnification only to the extent that such indemnified party's conduct did not constitute fraud, willful misconduct or gross negligence.

We have also agreed to pay, or reimburse, each Morgan Stanley Fund for all such stockholder's reasonable out-of-pocket fees and expenses incurred in connection with and related to such stockholder's ownership of shares of our common stock.

Relationship with Metalmark and Morgan Stanley

As of March 31, 2009, Morgan Stanley Senior Funding, Inc., or any of its affiliates, did not participate as an agent or lender under our senior secured credit facility. EnerSys completed the refinancing of our existing senior secured credit facility in June 2008. Morgan Stanley did not participate in this refinancing.

Through June 26, 2008, Morgan Stanley Senior Funding, Inc., a subsidiary of Morgan Stanley, acted as an agent under our senior secured credit facility. In connection with our March 2004 refinancing of our then existing credit agreements and related recapitalization, Morgan Stanley Senior Funding and EnerSys entered into a senior secured revolving credit facility, senior secured Term Loan B and a senior secured lien term loan. Morgan Stanley Senior Funding was not entitled to receive any ongoing fees or expense reimbursements for any services rendered under the credit agreements. Morgan Stanley Senior Funding was not committed to fund any portion of the senior secured Term Loan B and, accordingly, did not receive any amounts when those loans were prepaid in May and June 2008. Since our 2007 fiscal year, EnerSys has paid no interest and fees to Morgan Stanley Senior Funding pursuant to these facilities.

Since the beginning of our 2007 fiscal year, EnerSys has not engaged any other affiliates of Morgan Stanley to provide any services for us.

The general partners of the Morgan Stanley Funds are wholly owned subsidiaries of Morgan Stanley. An affiliate of Metalmark manages MSCP IV, L.P. and MSCP IV 892, L.P. pursuant to the Subadvisory Agreement. In addition, under the Subadvisory Agreement, MSCI IV, L.P. is effectively obligated to vote or direct the vote and to dispose or direct the disposition of any of our shares owned directly by it on the same terms and conditions as MSCP IV, L.P. and MSCP IV 892, L.P.

Institutional Stockholders hold approximately 15.5% of the outstanding shares of our common stock as of the record date. As a result of the Securityholder Agreement and the Subadvisory Agreement, Metalmark may be able to significantly influence our management and policies. In addition, Metalmark may be able to significantly influence matters requiring stockholder approval, including the election of our directors, the adoption of amendments to our certificate of incorporation and the approval of mergers and sales of all or substantially all our assets. Circumstances could arise under which the interests of Metalmark could be in conflict with the interests of our other stockholders. For more information, see "General Information—Metalmark and Our Institutional Stockholders" herein.

Securityholder Agreement

We entered into a securityholder agreement with MSCP Funds and our other equity holders dated as of November 9, 2000, providing for certain governance matters, restrictions on transfers of our equity interests by certain equity holders and certain registration rights. Prior to our initial public offering in 2004, we entered into an amended and restated securityholder agreement, which we refer to herein as the "Securityholder Agreement," with Metalmark and the Institutional Stockholders as well as with certain members of our senior management. The Securityholder Agreement terminates by its terms on November 20, 2011.

The Compensation Committee, in consultation with our Chief Executive Officer, from time to time, designates members of our senior management to be subject to the Securityholder Agreement whether or not such person is then employed by us. Currently, Messrs. John D. Craig, Michael T. Philion, Richard W. Zuidema, John A. Shea and Raymond R. Kubis, collectively, the "Management Securityholders", are subject to the Securityholder Agreement. The Management Securityholders beneficially own an aggregate of 2,200,033 outstanding shares of our common stock, which includes vested options to purchase an aggregate of 1,774,272 shares of common stock. Collectively, as of June 1, 2009, the Institutional Stockholders and Management Securityholders owned an aggregate of 7,896,323 outstanding shares of our common stock, including 30,074 shares of unvested restricted stock, constituting approximately 16.4% of our outstanding shares of common stock.

All significant decisions involving our company or our subsidiaries require the approval of our Board of Directors, acting by a simple majority vote. The Securityholder Agreement provides that our Board of Directors will consist of seven members, which may be increased to not more than nine members at the discretion of our Board of Directors and our chief executive officer will be a nominee for election to our Board of Directors. The Securityholder Agreement and the Subadvisory Agreement permits Metalmark, until the Institutional Stockholders cease to own at least 15% of our outstanding common stock, to designate such number of nominees for election to our Board of Directors, which, when taken together with the sitting directors designated by Metalmark, is proportionate to the aggregate percentage of our outstanding common stock held by Institutional Stockholders at the time of election of such nominees. For information on voting by parties to the Securityholder Agreement, see "General Information—Metalmark and Our Institutional Stockholders" and "Corporate Governance" herein. Such rights are subject to any listing requirement of the NYSE on which the shares of our common stock trade, and to any other requirements of the Exchange Act, which may require that some of such nominees and committee members be "independent," as such term is defined in Rule 10A-3(b)(i) under the Exchange Act or otherwise.

We have agreed that the MSCP Funds, the J.P. Morgan Funds and the GM Stockholders have the ability, subject to certain exceptions, to require us to register the shares of common stock held by parties to the Securityholder Agreement in connection with the resale of such shares, so long as the aggregate market value of the shares to be registered is at least $50 million, in the case of requests involving an underwritten public offering, or $15 million, in the case of any other public offering. In addition, each party to the Securityholder Agreement will have the ability to exercise certain "piggyback" registration rights in connection with other registered offerings by us. We have agreed to pay all registration expenses in connection with the exercise of the registration rights included under the Securityholder Agreement. In addition, we have agreed to indemnify the parties to the Securityholder Agreement who exercise their registration rights against certain liabilities, including under the Securities Act.

Employment of Related Parties

Mr. Michael Shea, brother of Mr. John Shea, Executive Vice President, Americas, and Mr. Thomas Larkin, brother-in-law of Mr. John Shea, were both employed by one of our subsidiaries during fiscal year 2009. Mr. Michael Shea is employed as a General Manager and received total compensation (base salary, plus bonus and compensation resulting from vesting restricted stock and restricted stock units) of $185,933 in fiscal year 2009, in addition to customary employee benefits. On May 21, 2008, Mr. Michael Shea received 495 restricted stock units, valued at $14,944 on the date of grant, as previously reported in our Proxy Statement for fiscal year 2008, and on May 18, 2009, he received 1,300 restricted stock units, valued at $21,060 on the date of grant. Mr. Larkin is employed as a District Sales Manager and received total compensation (base salary, plus bonus and compensation resulting from vesting restricted stock units) of $140,693 in fiscal year 2009, in addition to customary employee benefits. These transactions were ratified by our Audit Committee pursuant to our Related Person Transactions Policy.

Registration and Secondary Offerings

During fiscal year 2009, we paid approximately $330,000 in professional and other fees in connection with a secondary offering, relating to the sale of 3.690 million shares of our common stock by the Institutional Stockholders. Pursuant to the Securityholders Agreement, we are contractually obligated to pay such fees within the limits set forth therein.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors, and any persons owning more than ten percent of EnerSys common stock, to file reports of ownership and changes in ownership with the SEC and NYSE. Persons filing such reports are required by SEC regulation to furnish EnerSys with copies of all such reports filed with the SEC. Based solely on our review of any copies of such reports received by it, and on written representations from our existing directors and executive officers that no additional annual statements of beneficial ownership were required to be filed by such persons, we believe that all such statements were timely filed in fiscal year 2009 with the exception of a Form 3 for Gen. Robert Magnus, reporting his beneficial ownership upon appointment as a director. The one (1) day delay was due to a mechanical failure with the overnight courier service.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Set forth below is certain information concerning the beneficial ownership of our common stock by each director, each nominee for director, each named executive officer, each holder of more than 5% percent of our common stock and all directors and executive officers as a group as of June 1, 2009, the Record Date.

Name	Number of Shares(1)	Percent(1)
Metalmark Capital LLC(2)(3) 1177 Avenue of Americas New York, NY 10036	5,632,356	11.7%
AXA Financial, Inc.(4) 1290 Avenue of the Americas New York, NY 10104	4,318,342	9.0%
Dimensional Fund Advisors LP(5) Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	2,911,459	6.1%
Rainier Investment Management, Inc.(6) 601 Union Street, Suite 2801 Seattle, WA 98101	2,421,850	5.0%
Hwan-yoon F. Chung(7)(8)	5,349	*
John D. Craig(9)	1,161,778	2.4%
Howard I. Hoffen(7)(8)	5,679,034	11.8%
Arthur T. Katsaros(10)	7,849	*
Raymond R. Kubis(11)	165,759	*
John F. Lehman(12)	10,349	*
Dennis S. Marlo(13)	30,349	*
Gen. Robert Magnus, USMC (Retired)(8)	0	*
Joseph C. Muscari(8)	0	*
Michael T. Philion(14)	316,932	*
John A. Shea(15)	141,218	*
Richard W. Zuidema(16)	414,346	*
All current directors and executive officers as a group (12 persons)(17)	7,927,614	15.9%

* Does not exceed 1% of the class based on 48,090,028 shares of common stock outstanding as of June 1, 2009.

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under Exchange Act, thereby including, with respect to each director and named executive officer, options exercisable by such owner within 60 days of the record date of June 1, 2009.

(2) Metalmark, the Institutional Stockholders, certain members of our senior management and our company have entered into the Securityholder Agreement, which governs certain relationships among such parties. Metalmark and the Institutional Stockholders may be deemed to be a "group" for purposes of Section 13(d)(3) or Section 13(g)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder. For more information on the terms of, and the parties to, the Securityholder Agreement, see "Certain Relationships and Related Transactions—Securityholder Agreement" herein. The shares reflected in the table above do not include the 1,838,206 shares held collectively by MSCI IV L.P. (141,843 shares), the MSGEM Funds (535,693 shares), the J.P. Morgan Funds (624,978 shares) and the GM Stockholders (535,692 shares).

(3) An affiliate of Metalmark manages MSCP IV, L.P. and MSCP IV 892, L.P. pursuant to the Subadvisory Agreement.

(4) Includes AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AllianceBernstein L.P., AXA Equitable Life Insurance, and AXA. Information about AXA Financial, Inc. is derived from its Amendment No. 3 to Schedule 13G/A filed with the SEC on February 13, 2009.

(5) Information about Dimensional Fund Advisors LP is derived from its Amendment No. 2 to Schedule 13G/A filed with the SEC on February 9, 2009.

(6) Information about Rainier Investment Management, Inc. is derived from its Schedule 13G filed with the SEC on February 13, 2009.

(7) Mr. Hoffen is a Managing Director of Metalmark and exercises shared voting or investment power over 5,666,136 shares. The number and percentage of shares includes 17,500 shares subject to vested stock options, but excludes 4,602 unvested restricted stock units, beneficially owned by Metalmark. Messrs. Hoffen and Chung disclaim beneficial ownership of such shares as a result of their respective employment arrangements with Metalmark, except to the extent that their pecuniary interest therein is ultimately realized.

(8) Excludes 2,301 unvested restricted stock units.

(9) Mr. Craig holds shared voting or investment power over 242,666 shares. The number and percentage of shares beneficially owned by Mr. Craig include 907,328 vested stock options and 11,784 shares of restricted stock but exclude 118,204 unvested restricted stock units and 304,176 unvested stock options.

(10) Mr. Katsaros holds sole voting and investment power over 5,349 shares. The number and percentage of shares beneficially owned by Mr. Katsaros include 2,500 vested stock options but exclude 2,301 unvested restricted stock units.

(11) Mr. Kubis holds shared voting or investment power over 21,100 shares. The number and percentage of shares beneficially owned by Mr. Kubis include 139,257 vested stock options and 5,402 shares of restricted stock but exclude 31,724 unvested restricted stock units and 164,555 unvested stock options. The number and percentage of shares beneficially owned by Mr. Kubis include 2,000 shares owned by his adult children.

(12) Mr. Lehman holds sole voting and investment power over 5,349 shares. The number and percentage of shares beneficially owned by Mr. Lehman include 5,000 vested stock options but exclude 2,301 unvested restricted stock units.

(13) Mr. Marlo holds sole voting and investment power over 25,349 shares. The number and percentage of shares beneficially owned by Mr. Marlo include 5,000 vested stock options but exclude 2,301 unvested restricted stock units.

(14) Mr. Philion holds shared voting or investment power over 19,473 shares. The number and percentage of shares beneficially owned by Mr. Philion include 293,163 vested stock options and 4,296 shares of restricted stock but exclude 31,724 unvested restricted stock units and 97,397 unvested stock options.

(15) Mr. Shea holds shared voting or investment power over 90,561 shares. The number and percentage of shares beneficially owned by Mr. Shea include 46,361 vested stock options and 4,296 shares of restricted stock but exclude 31,724 unvested restricted stock units and 82,397 unvested stock options.

(16) Mr. Zuidema holds shared voting or investment power over 21,887 shares. The number and percentage of shares beneficially owned by Mr. Zuidema include 388,163 vested stock options and 4,296 shares of restricted stock but exclude 31,724 unvested restricted stock units and 124,555 unvested stock options.
(17) Such persons hold shared or sole voting or investment power over 6,093,268 shares. The number and percentage of shares beneficially owned by such persons include 1,804,272 vested stock options and 30,074 shares of restricted stock but exclude 261,207 unvested restricted stock units and 773,080 unvested stock options.

OTHER INFORMATION

Stockholder Proposals

Any stockholder who desires to submit a proposal for inclusion in the proxy materials relating to our 2010 Annual Meeting of Stockholders in accordance with the rules of the Securities and Exchange Commission must submit such proposal in writing, addressed to EnerSys at 2366 Bernville Road, Reading, Pennsylvania 19605, Attn: Richard W. Zuidema, Secretary, no later than February 18, 2010.

In accordance with our bylaws, a stockholder who desires to propose a matter for consideration at an annual meeting of stockholders, even if the proposal is not submitted by the deadline for inclusion in our proxy materials, must comply with the procedures specified in our bylaws, including providing notice thereof in writing, delivered or mailed by first-class United States mail, postage prepaid, to the Secretary of EnerSys, not less than 90 days nor more than 120 days prior to the anniversary date of the previous year's annual meeting. For the 2010 Annual Meeting of Stockholders, this period will begin on March 25, 2010, and end on April 24, 2010.

Nominations for Election of Directors

In accordance with the Bylaws of EnerSys, a stockholder who desires to nominate candidates for election to the Board must comply with the proceeding specified in the Bylaws, including providing proper notice of the nomination in writing, delivered or mailed by first-class United States mail, postage prepaid, to the Secretary of EnerSys not less than 90 days nor more than 120 days prior to the anniversary date of the previous year's annual meeting. For the 2010 Annual Meeting of Stockholders, this period will begin on March 25, 2010, and end on April 24, 2010.

Reduce Duplicate Mailings

Only one Annual Report and Proxy Statement will be sent to those stockholders who share a single household and who have consented to receive a single copy of such documents. This practice, known as "householding," is designed to reduce printing and postage costs. Stockholders who participate in householding will continue to receive separate proxy cards. Householding will continue until you are notified otherwise or until one or more stockholders at your address revokes consent. If you revoke consent, you will be removed from the householding program within 30 days of receipt of the revocation. However, if any stockholder residing at such an address desires to receive a separate Annual Report or Proxy Statement in the future, he or she may telephone our Investor Relations Department at (610) 236-4040 or write to "Investor Relations" at 2366 Bernville Road, Reading, Pennsylvania 19605 or by e-mail at *investorrelations@enersys.com*. If you are receiving multiple copies of our Annual Report and Proxy Statement, please request householding by contacting Investor Relations in the same manner. If you are a stockholder of record, you can elect to access future Annual Reports and Proxy Statements electronically by marking the appropriate box on your proxy form or by following the instructions provided if you vote by Internet or by telephone. If you choose this option, your choice will remain in effect until you notify us by mail that you wish to resume mail delivery of these documents. If you hold your shares of our common stock through a bank, broker or another holder of record, refer to the information provided by that entity for instructions on how to elect this option.

Other Matters

If any other item or proposal properly comes before the Annual Meeting, including voting on a proposal omitted from this Proxy Statement pursuant to the rules of the SEC or incident to the conduct of the Annual Meeting, then the proxies will be voted in accordance with the discretion of the proxy holders, including to vote to adjourn the Annual Meeting for the purpose of soliciting proxies to vote in accordance with the Board's recommendation on any of the proposals to be considered.

Proxy Solicitation Costs

The proxies being solicited hereby are being solicited by the Board of Directors of EnerSys. The cost of soliciting proxies in the enclosed form will be borne by EnerSys. Officers and regular employees of EnerSys may, but without compensation other than their regular compensation, solicit proxies by further mailing or personal conversations, or by telephone, telex, facsimile or electronic means. We will, upon request, reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation material to the beneficial owners of stock.

Incorporation by Reference

In accordance with SEC rules, notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933, as amended, or the Exchange Act, that might incorporate this Proxy Statement or future filings made by us under those statutes, the information included under the caption "Compensation Committee Report" and those portions of the information included under the caption "Audit Committee Report" required by the SEC's rules to be included therein, shall not be deemed filed with the SEC and shall not be deemed incorporated by reference into any of those prior filings or into any future filings made by us under those statutes, except to the extent that we specifically incorporates these items by reference.

Annual Report for 2009

EnerSys' Annual Report to the Stockholders for the year ended March 31, 2009, is enclosed herewith. EnerSys' Annual Report on Form 10-K for the fiscal year ended March 31, 2009, has been combined with the Annual Report to Stockholders, as permitted by SEC rules. The Annual Report is furnished to stockholders for their information. No part of the Annual Report is incorporated by reference herein.

UPON REQUEST OF ANY STOCKHOLDER, A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR ITS FISCAL YEAR ENDED MARCH 31, 2009, INCLUDING A LIST OF THE EXHIBITS THERETO, REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 13a-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934, MAY BE OBTAINED, WITHOUT CHARGE, BY WRITING TO INVESTOR RELATIONS, ENERSYS, 2366 BERNVILLE ROAD, READING, PENNSYLVANIA 19605, OR BY CALLING ENERSYS INVESTOR RELATIONS DIRECTLY AT (610) 236-4040. EACH REQUEST MUST SET FORTH A GOOD FAITH REPRESENTATION THAT, AS OF THE RECORD DATE, THE PERSON MAKING THE REQUEST WAS A BENEFICIAL OWNER OF ENERSYS COMMON STOCK ENTITLED TO VOTE AT THE MEETING.

BY ORDER OF THE BOARD OF DIRECTORS

Richard W. Zuidema
Secretary

APPENDIX A

ENERSYS

INDEPENDENCE STANDARDS

A director is independent if the Board has made an affirmative determination that such director has no material relationship with the Company that would impair his or her independent judgment (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). In the process of making such determinations, the Board will consider the nature, extent and materiality of the director's relationships with the Company and the Board will apply the following guidelines that are consistent with the independent requirements as defined under the NYSE Listing Standards. A director will be deemed not to be independent by the Board if the Board finds that:

a. a director is, or has been within the last three years, an employee of the Company, or an immediate family member is, or has been within the last three years, an executive officer, of the Company;

b. a director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

c. a director (i) is, or has an immediate family member who is, a current partner of a firm that is the Company's internal or external auditor; (ii) is a current employee of such a firm; (iii) has an immediate family member who is a current employee of such a firm and personally works on the Company's audit; or (iv) was, or has an immediate family member who was, within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Company's audit within that time;

d. a director or a director's immediate family member is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee;

e. a director is a current employee, or a director's immediate family member is a current executive officer, of an entity (including a tax-exempt entity) that has made payments to, or received payments from, the Company for property or services (other than charitable contributions) in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or two percent of that entity's consolidated gross revenues; or

f. a director, or a director's immediate family serves as an officer, director or trustee of a charitable organization, where the Company's discretionary contributions are in an amount that exceeds the greater of $1 million or two percent of the charitable organization's consolidated gross revenues.

For purposes of this Appendix A, "immediate family member" includes a director's spouse, parents, children, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law, sisters-in-law and anyone (other than domestic employees) who shares such director's home; and "Company" includes any subsidiary in the consolidated group with the Company.

Appendix B

2009 Annual Report on Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended March 31, 2009 or**

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to**

Commission file number: 001-32253

ENERSYS

(Exact name of registrant as specified in its charter)

Delaware	**23-3058564**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

2366 Bernville Road
Reading, Pennsylvania 19605
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: 610-208-1991

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: 3.375% Convertible Senior Notes due 2038

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ YES ☐ NO

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ YES ☒ NO

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ YES ☐ NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ YES ☐ NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," " accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ YES ☒ NO

State the aggregate market value of the voting and non-voting common equity held by non-affiliates at September 28, 2008: $843,650,361 (1) (based upon its closing transaction price on the New York Stock Exchange on September 26, 2008).

(1) For this purpose only, "non-affiliates" excludes directors and executive officers.

Common stock outstanding at May 26, 2009: 47,986,420 Common Stock

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its Annual Meeting of Stockholders to be held on July 23, 2009, are incorporated by reference in Part III of this Annual Report.

Please note that, pursuant to Rule 405 of Regulation S-T, EnerSys is not required to file with the Securities and Exchange Commission, or post on its corporate website, any Interactive Data File prior to June 15, 2010.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the "Reform Act") provides a safe harbor for forward-looking statements made by or on behalf of EnerSys. EnerSys and its representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and its reports to stockholders. Generally, the inclusion of the words "anticipates," "believe," "expect," "future," "intend," "estimate," "anticipate," "will," "plans," or the negative of such terms and similar expressions identify statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and that are intended to come within the safe harbor protection provided by those sections. All statements addressing operating performance, events, or developments that EnerSys expects or anticipates will occur in the future, including statements relating to sales growth, earnings or earnings per share growth, and market share, as well as statements expressing optimism or pessimism about future operating results, are forward-looking statements within the meaning of the Reform Act. The forward-looking statements are and will be based on management's then-current beliefs and assumptions regarding future events and operating performance and on information currently available to management, and are applicable only as of the dates of such statements.

Forward-looking statements involve risks, uncertainties and assumptions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Annual Report on Form 10-K and other unforeseen risks. You should not put undue reliance on any forward-looking statements. These statements speak only as of the date of this Annual Report on Form 10-K, even if subsequently made available by us on our website or otherwise, and we undertake no obligation to update or revise these statements to reflect events or circumstances occurring after the date of this Annual Report on Form 10-K.

Our actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons, including the following factors:

- general cyclical patterns of the industries in which our customers operate;
- the extent to which we cannot control our fixed and variable costs;
- the raw material in our products may experience significant fluctuations in market price and availability;
- certain raw materials constitute hazardous materials that may give rise to costly environmental and safety claims;
- legislation regarding the restriction of the use of certain hazardous substances in our products;
- risks involved in foreign operations such as disruption of markets, changes in import and export laws, currency restrictions and currency exchange rate fluctuations;
- our ability to raise our selling prices to our customers when our product costs increase;
- the extent to which we are able to efficiently utilize our global manufacturing facilities and optimize their capacity;
- general economic conditions in the markets in which we operate;
- competitiveness of the battery markets throughout the world;

- our timely development of competitive new products and product enhancements in a changing environment and the acceptance of such products and product enhancements by customers;
- our ability to adequately protect our proprietary intellectual property, technology and brand names;
- unanticipated litigation and regulatory proceedings to which we might be subject;
- changes in our market share in the business segments and regions where we operate;
- our ability to implement our cost reduction initiatives successfully and improve our profitability;
- unanticipated quality problems associated with our products;
- our ability to implement business strategies, including our acquisition strategy, and restructuring plans;
- our acquisition strategy may not be successful in locating advantageous targets;
- our ability to successfully integrate any assets, liabilities, customers, systems and management personnel we acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames;
- our debt and debt service requirements which may restrict our operational and financial flexibility, as well as imposing unfavorable interest and financing costs;
- our ability to maintain our existing credit facilities or obtain satisfactory new credit facilities;
- adverse changes in our short- and long-term debt levels under our credit facilities;
- our exposure to fluctuations in interest rates on our variable-rate debt;
- our ability to attract and retain qualified personnel;
- our ability to maintain good relations with labor unions;
- credit risk associated with our customers, including risk of insolvency and bankruptcy;
- our ability to successfully recover in the event of a disaster affecting our infrastructure; and
- terrorist acts or acts of war, whether in the United States or abroad, could cause damage or disruption to our operations, our suppliers, channels to market or customers, or could cause costs to increase, or create political or economic instability.

This list of factors that may affect future performance is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

EnerSys
Annual Report on Form 10-K
For the Fiscal Year Ended March 31, 2009

Index

PART I

ITEM 1. *BUSINESS*

Overview

EnerSys (the "Company," "we," or "us") is the world's largest manufacturer, marketer and distributor of industrial batteries. We also manufacture, market and distribute related products such as chargers, power equipment and battery accessories, and we provide related after-market and customer-support services for industrial batteries. We characterize our batteries as either reserve power batteries or motive power batteries.

Reserve power products also are known as network, standby or stationary power batteries and are used primarily for backup power applications to ensure continuous power supply in case of main (primary) power failure or outage. Reserve power batteries are used primarily to supply standby direct current ("DC") operating power for:

- telecommunications systems, such as wireless, wireline and internet access systems, central and local switching systems, satellite stations and radio transmission stations;
- uninterruptible power systems ("UPS") applications for computer and computer-controlled systems, including process control systems;
- specialty power applications, including security systems, and for premium starting, lighting and ignition applications;
- switchgear and electrical control systems used in electric utilities and energy pipelines; and
- commercial and military aircraft, submarines and tactical military vehicles.

Motive power products are used to provide power primarily for electric industrial forklift trucks. They compete primarily with propane- and diesel-powered internal combustion engines used principally in the following applications:

- industrial forklift trucks in distribution and manufacturing facilities;
- mining equipment, including scoops, coal haulers, shield haulers, underground forklifts, shuttle cars and locomotives; and
- railroad equipment, including diesel locomotive starting, rail car lighting and rail signaling equipment.

History

EnerSys and its predecessor companies have been manufacturers of industrial batteries for over 100 years. Morgan Stanley Capital Partners teamed with the management of Yuasa, Inc. in late 2000 to acquire from Yuasa Corporation (Japan) its reserve power and motive power battery businesses in North and South America. We were incorporated in October 2000 for the purpose of completing the Yuasa, Inc. acquisition. On January 1, 2001, we changed our name from Yuasa, Inc. to EnerSys to reflect our focus on the energy systems nature of our businesses.

Today, our reserve power batteries are marketed and sold principally under the *PowerSafe*, *DataSafe, EcoSafe, Hawker, Genesis, Odyssey, Varta* and *Cyclon* brands. Our motive power batteries are marketed and sold principally under the *Hawker, EnerSys Ironclad, General Battery, Fiamm Motive Power* and *Express* brands. We also manufacture and sell related DC power products including chargers, electronic power equipment and a wide variety of battery accessories. Our battery products span a broad range of sizes, configurations and electrical capacities, enabling us to meet a wide variety of customer applications.

In August 2004, EnerSys completed an initial public offering (the "IPO"). The Company's Registration Statement (SEC File No. 333-115553) for its IPO was declared effective by the Securities and Exchange

Commission on July 26, 2004. The Company's common stock commenced trading on the New York Stock Exchange on July 30, 2004, under the trading symbol "ENS."

We have expanded our product offerings and services globally through internal growth and acquisitions.

In March 2002, we acquired the reserve power and motive power business of the Energy Storage Group of Invensys plc. ("ESG"). In June 2005, we acquired the motive power battery business of FIAMM, S.p.A. (FIAMM), which complements our European motive power business. We also made smaller acquisitions of a producer of specialty nickel-based batteries based in Germany; a producer of lithium power sources, primarily for aerospace and defense applications located in the United States; a lead-acid battery business in Switzerland; a manufacturing facility in China; and an approximate 97% interest in a producer of industrial batteries, located in Bulgaria.

Debt refinancing

In May 2008, the Company issued $172.5 million aggregate principal amount of senior unsecured 3.375% convertible notes. The senior unsecured 3.375% convertible notes are potentially convertible, at the option of the holders, into approximately 4.25 million shares of EnerSys common stock. It is the Company's current intent to settle the principal amount of any conversions in cash, and any additional conversion consideration in cash, shares of EnerSys common stock or a combination of cash and shares. The notes will mature on June 1, 2038, unless earlier converted, redeemed or repurchased.

In June 2008, the Company completed the refinancing of approximately $192.0 million of the outstanding combined balance of the senior secured Term Loan B and its then existing revolving credit facility with a new $350.0 million senior secured credit facility comprising a $225.0 million Term A Loan and a new, undrawn $125.0 million revolving credit facility,

We used part of the proceeds from the issuance of $172.5 million of unsecured convertible notes, and $225.0 million of Term A Loan borrowed under our new $350.0 million senior secured credit facility, to repay $351.4 million borrowed under our prior senior secured credit facility. (See *Liquidity and Capital Resources* in Item 7 *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS* and Notes 8 and 11 in *Notes to Consolidated Financial Statements* in Item 8).

Repurchase of Common Stock

In October 2008, we purchased 1.8 million shares of our common stock at $11.00 per common share for $19.8 million in the aggregate from an institutional shareholder.

Restructuring Plans

In February and May 2009, we announced a plan to restructure our European and American operations, which will eliminate approximately 420 employees on completion across our operations. These actions are primarily in Europe, the most significant of which is the closure of our leased Italian manufacturing facility and the opening of a new Italian distribution center to continue to provide responsive service to our customers in that market. We estimate that the total charges for these actions will amount to approximately $32.0 million, which includes cash expenses of approximately $23.0 million, primarily for employee severance-related payments, and a non-cash charge of approximately $9.0 million, primarily for fixed asset impairments.

Following the May 2007 acquisition of approximately a 97% interest in Energia AD ("ENERGIA"), a Bulgarian battery producer, we announced our commitment to restructure certain operations primarily to facilitate the integration of ENERGIA into the Company's worldwide operations. This restructuring program is near completion at an estimated total charge of $17 million, which included cash expenses of approximately $12.5 million, primarily for employee severance-related payments, and a non-cash charge of approximately $4.5 million, primarily for fixed asset impairment.

(See *Cost Savings Initiatives-Restructuring* in Item 7 *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS* and Note 20 of Notes to Consolidated Financial Statements in Item 8).

Fiscal Year Reporting

In this Form 10-K, when we refer to our fiscal years, we say "fiscal" and the year number, as in "fiscal 2009", which refers to our fiscal year ended March 31, 2009. The Company reports interim financial information for 13-week periods, except for the first quarter, which always begins on April 1, and the fourth quarter, which always ends on March 31. The four fiscal quarters in fiscal 2009 ended on June 29, 2008, September 28, 2008, December 28, 2008, and March 31, 2009, respectively. The four fiscal quarters in fiscal 2008 ended on July 1, 2007, September 30, 2007, December 30, 2007, and March 31, 2008, respectively. Financial information about segments and geographic areas is incorporated by reference from Note 24 of Notes to Consolidated Financial Statements in Item 8.

Our Customers

We serve over 10,000 customers in over 100 countries, on a direct basis or through our distributors. We are not overly dependent on any particular end market or geographic region. No single customer accounts for more than 7% of our revenues.

Reserve Power

Our reserve power customers consist of regional customers as well as global customers. These customers are in diverse markets ranging from telecom to UPS, electric utilities, security systems, emergency lighting and premium starting, lighting and ignition applications. In addition, we sell our aerospace and defense products to numerous countries, including the governments of the U.S., Germany and the U.K. and to major defense and aviation original equipment manufacturers ("OEMs").

Motive Power

Our motive power customers include a large, diversified customer base. These customers include material handling equipment dealers, OEMs and end users of such equipment. End users include manufacturers, distributors, warehouse operators, retailers, airports, mine operators and railroads.

Distribution and Services

Reserve Power

We distribute, sell and service reserve power products globally through a combination of company-owned offices, independent manufacturers' representatives and distributors managed by our regional sales managers. With our global manufacturing locations and regional warehouses, we believe we are well positioned to meet our customers' delivery and servicing requirements. We have targeted our approach to meet local market conditions, which we believe provides the best possible service for our regional customers and our global accounts.

Motive Power

We distribute, sell and service our motive power products throughout the world, principally through company-owned sales and service facilities, as well as through independent manufacturers' representatives. We believe we are one of the only battery manufacturers in the motive power battery industry that operates a primarily company-owned service network. This company-owned network allows us to offer high-quality service, including preventative maintenance programs and customer support. Our warehouses and service locations enable us to respond quickly to customers in the markets we serve. We believe that the extensive industry experience of our sales organization results in strong long-term customer relationships.

Manufacturing and Raw Materials

We manufacture and assemble reserve power and motive power batteries and related products at manufacturing facilities located in the Americas, Europe and Asia. We believe that our global approach to manufacturing has significantly helped us increase our market share during the past several years. With a view toward projected demand, we strive to optimize and balance capacity at our battery manufacturing facilities located throughout the world, while simultaneously minimizing our product cost. By taking a global view of our manufacturing requirements and capacity, we are better able to anticipate potential capacity bottlenecks and equipment and capital funding needs.

The primary raw materials used to manufacture our products include lead, plastics, steel and copper. We purchase lead from a number of leading suppliers throughout the world. Because lead is traded on the world's commodity markets and its price fluctuates daily, we from time to time enter into hedging arrangements for a portion of our projected requirements to reduce the volatility of these fluctuations.

Competition

The industrial battery market is highly competitive both among competitors who manufacture and sell industrial batteries and among customers who purchase industrial batteries. Our competitors range from development stage companies to major domestic and international corporations. We also compete with other energy storage technologies. We compete primarily on the basis of reputation, product quality, reliability of service, delivery and price. We believe that our products and services are competitively priced.

Reserve Power

We believe we have the largest market share for reserve power products on a worldwide basis. We compete principally with Exide Technologies, GS Yuasa, C&D Technologies, FIAMM, Coslight, Northstar, and East Penn Manufacturing.

Motive Power

We believe we have the largest market share for motive power products on a worldwide basis. Our principal competitor, on a global basis, is Exide Technologies. On a regional basis, East Penn Manufacturing and Crown Battery Manufacturing Co. compete with us in North America, Hoppecke competes with us in Europe, and JSB, Shinkobe and GS Yuasa compete with us in Asia.

Warranties

Warranties for our products vary geographically and by product type and are competitive with other suppliers of these types of products. Generally, our reserve power products' warranties range from one- to twenty-years and our motive power products' warranties range from one- to seven-years. The length of our warranties is sometimes extended to reflect varied regional characteristics and competitive influences. In some cases, our warranty period may include a pro rata period, which is typically based around the design life of the product and the application served. Our warranties generally cover defects in workmanship and materials and are limited to specific usage parameters.

Intellectual Property

We have numerous patents and patent licenses in the United States and other jurisdictions but do not consider any one patent to be material to our business. From time to time, we apply for patents on new inventions and designs, but we believe that the growth of our business will depend primarily upon the quality of our products and our relationships with our customers, rather than the extent of our patent protection.

Although other manufacturers may possess certain thin-plate pure-lead technology ("TPPL"), we believe we are the only manufacturer of products using TPPL technology in the reserve power markets. Some aspects of this technology may be patented in the future. In any event, we believe that a significant capital investment would be required by any party desiring to produce products using TPPL technology for these markets.

We own or possess exclusive and non-exclusive licenses and other rights to use a number of trademarks in various jurisdictions. We have obtained registrations for many of these trademarks in the United States and other jurisdictions. Our various trademark registrations currently have a duration of approximately 10 to 20 years, varying by mark and jurisdiction of registration and may be renewable. We endeavor to keep all of our material registrations current. We believe that many such rights and licenses are important to our business by helping to develop strong brand-name recognition in the marketplace. Some of the significant (registered and unregistered) trademarks that we use include: *Aquafree, Armasafe plus, Cyclon, DataSafe, Deserthog, EcoSafe, Energia, Energy Plus, EnerSys Ironclad, Envirolink, Eon Technology, Express, FIAMM Motive Power, General Battery, Genesis, Hawker, HUP, LifeGuard, LifePlus, Life Speed, Loadhog, Odyssey, Oldham, PowerGuard, PowerLease, Powerline, PowerPlus, PowerSafe, Redion, Smarthog, Superhog, Supersafe, Varta, Waterless* and *Workhog.*

Seasonality

Our business generally does not experience significant monthly or quarterly fluctuations in net sales as a result of weather or other trends that can be directly linked to seasonality patterns. However, our second fiscal quarter normally experiences moderate reductions in net sales as compared to our first fiscal quarter for that year, due to summer manufacturing shutdowns of our customers and holidays primarily in North America and Western Europe. Our fourth fiscal quarter normally experiences the highest sales of any fiscal quarter within a given year, as was the case in fiscal 2008 and 2007. Many reserve power telecommunications customers tend to perform extensive service and engage in higher battery replacement and maintenance activities in the first calendar quarter of a year, which is our fourth fiscal quarter. In addition, many of our largest industrial customers are on a calendar year basis and many tend to purchase their durable goods more heavily in that quarter than any other within the calendar year. In fiscal 2008, sales in each quarter were higher than the preceding quarter, primarily due to price recovery initiatives and the strengthening of other currencies against the U.S. dollar. In fiscal 2009, sales in our third and fourth quarters were affected by the current worldwide economic slowdown and sales were progressively lower in these quarters.

Product and Process Development

Our product and process development efforts are focused on the creation and optimization of new battery products using existing technologies, which, in certain cases, differentiate our stored energy solutions from that of our competition. We allocate our resources to the following key areas:

- the design and development of new products;
- optimizing and expanding our existing product offering;
- waste reduction;
- production efficiency and utilization;
- capacity expansion, without additional facilities; and
- quality attribute maximization.

Employees

At March 31, 2009, we had approximately 7,500 employees, down from approximately 8,600 employees at March 31, 2008. Of these employees, approximately 3,100, almost all of whom work in our European facilities, were covered by collective bargaining agreements. The average term of these agreements is two years, with the longest term being three years. These agreements expire over the period from calendar years 2009 to 2011.

We consider our employee relations to be good. Historically, we have not experienced any significant labor unrest or disruption of production.

Environmental Matters

In the manufacture of our products throughout the world, we process, store, dispose of and otherwise use large amounts of hazardous materials, especially lead and acid. As a result, we are subject to extensive and changing environmental, health and safety laws and regulations governing, among other things: the generation, handling, storage, use, transportation and disposal of hazardous materials; emissions or discharges of hazardous materials into the ground, air or water; and the health and safety of our employees. In addition, we may in the future, be required to comply with the directive issued from the European Economic Union called Registration, Evaluation, Authorization and Restriction of Chemicals or "REACH," that entered into force on June 1, 2007. Under the directive, companies which manufacture or import more than one ton of a chemical substance per year will be required to register it in a central database administered by the new European Chemicals Agency. REACH will require a registration, over a period of 11 years, of some 30,000 chemical substances. Compliance with these laws and regulations results in ongoing costs. Failure to comply with these laws and regulations, or to obtain or comply with required environmental permits, could result in fines, criminal charges or other sanctions by regulators. From time to time, we have had instances of alleged or actual noncompliance that have resulted in the imposition of fines, penalties and required corrective actions. Our ongoing compliance with environmental, health and safety laws, regulations and permits could require us to incur significant expenses, limit our ability to modify or expand our facilities or continue production and require us to install additional pollution control equipment and make other capital improvements. In addition, private parties, including current or former employees, could bring personal injury or other claims against us due to the presence of, or their exposure to, hazardous substances used, stored, transported or disposed of by us or contained in our products.

Certain environmental laws assess liability on owners or operators of real property for the cost of investigation, removal or remediation of hazardous substances at their current or former properties or at properties at which they have disposed of hazardous substances. These laws may also assess costs to repair damage to natural resources. We may be responsible for remediating damage to our properties that was caused by former owners. Soil and groundwater contamination has occurred at some of our current and former properties and may occur or be discovered at other properties in the future. We are currently investigating and monitoring soil and groundwater contamination at several of our properties, in most cases as required by regulatory permitting processes. We may be required to conduct these operations at other properties in the future. In addition, we have been and in the future may be liable to contribute to the cleanup of locations owned or operated by other persons to which we or our predecessor companies have sent wastes for disposal, pursuant to federal and other environmental laws. Under these laws, the owner or operator of contaminated properties and companies that generated, disposed of or arranged for the disposal of wastes sent to a contaminated disposal facility can be held jointly and severally liable for the investigation and cleanup of such properties, regardless of fault.

Sumter, South Carolina

We currently are responsible for certain environmental obligations at our former battery facility in Sumter, South Carolina. This battery facility was closed in 2001 and is separate from our current metal fabrication facility in Sumter. Remediation issues related to lead contamination in the soil were addressed pursuant to a 1998 Consent Order with the State of South Carolina, and we believe this matter to be closed. We are subject to ongoing storm water inspection requirements under a 2000 Consent Order based on suspected lead contamination. We also are in periodic discussions with the State of South Carolina regarding alleged trichloroethylene (TCE) and other volatile organic compound (VOC) contamination in the groundwater that predates our ownership of this facility. There may be other unidentified contaminants in the soil or groundwater that also predate our ownership of this facility. We have established a reserve for this facility, and in fiscal 2008, we received $1.1 million from a previous owner in settlement of their indemnification of potential environmental liabilities related to the Sumter facility. As of March 31, 2009, the reserves related to this facility and the removal of its remaining equipment totaled approximately $4.0 million. Based on current information, we believe this reserve is adequate to satisfy our environmental liabilities at this facility.

Manchester, England

In the first fiscal quarter of 2009, the Company sold its Manchester, England manufacturing facility. The new owners assumed the related environmental obligations and, accordingly, we removed the approximate $6.6 million of environmental reserves associated with this location.

Environmental and safety certifications

Nine of our facilities in the United States, Europe and Asia are certified to ISO 14001 standards. ISO 14001 is a globally recognized, voluntary program that focuses on the implementation, maintenance and continual improvement of an environmental management system and the improvement of environmental performance. Two facilities in Europe are certified to OHSAS 18001 standards.

Quality Systems

We utilize a global strategy for quality management systems, policies and procedures, the basis of which is the ISO 9001:2000 standard, which is a worldwide recognized quality standard. We believe in the principles of this standard and reinforce this by requiring mandatory compliance for all manufacturing, sales and service locations that are registered to the ISO 9001 standard. This strategy enables us to provide effective products and services to meet our customers' needs.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). These filings are available to the public on the Internet at the SEC's website at *http://www.sec.gov*. You may also read and copy any document we file with the SEC at the SEC's public reference room, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Our Internet address is *http://www.enersys.com*. We make available free of charge on *http://www.enersys.com* our annual, quarterly and current reports, and amendments to those reports, as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC.

ITEM 1A. *RISK FACTORS*

The following risks and uncertainties, as well as others described in this Annual Report on Form 10-K, could materially and adversely affect our business, results of operations and financial conditions and could cause actual results to differ materially from our expectations and projections. Stockholders are cautioned that these and other factors, including those beyond our control, may affect future performance and cause actual results to differ from those which may, from time to time, be anticipated. There may be additional risks that are not presently material or known. See "Cautionary Note Regarding Forward-Looking Statements." All forward-looking statements made by us or on our behalf are qualified by the risks described below.

We operate in an extremely competitive industry and are subject to continual pricing pressure.

We compete with a number of major international manufacturers and distributors, as well as a large number of smaller, regional competitors. Due to excess capacity in some sectors of our industry, consolidation among industrial battery purchasers and the financial difficulties being experienced by several of our competitors, we have been subjected to continual and significant pricing pressures. We anticipate heightened competitive pricing pressure as Chinese and other foreign producers, able to employ labor at significantly lower costs than producers in the U.S. and Western Europe, expand their export capacity and increase their marketing presence in our major U.S. and European markets. Several of our competitors have strong technical, marketing, sales, manufacturing, distribution and other resources, as well as significant name recognition, established positions in the market and long-standing relationships with OEMs and other customers. In addition, certain of our competitors own lead smelting facilities which, during periods of lead cost increases or price volatility, may provide a competitive pricing advantage and reduce their exposure to volatile raw material costs. Our ability to maintain and improve our operating margins has depended, and continues to depend, on our ability to control and reduce our costs. We cannot assure you that we will be able to continue to reduce our operating expenses, to raise or maintain our prices or increase our unit volume, in order to maintain or improve our operating results.

The recent financial crisis and current uncertainty in global economic conditions could negatively affect the Company's operating results.

Our operating results are directly affected by the general global economic conditions of the industries in which our major customer groups operate. Both our reserve power and motive power segments are heavily dependent on the end markets they serve and our operating results will vary depending on the capital expenditure environment in these markets. Sales of our motive power products, for example, depend significantly on demand for new electric industrial forklift trucks, which in turn depends on end-user demand for additional motive capacity in their distribution and manufacturing facilities. The current financial crisis and uncertainty in global economic conditions have resulted in substantial volatility in the credit markets and a low level of liquidity in many financial markets. These conditions may result in a further slowdown to the global economy that could affect our business by reducing prices that our customers may be able or willing to pay for our products or by reducing the demand for our products, which could in turn negatively impact our sales and revenue generation and result in a material adverse effect on our business, cash flow, results of operations and financial position.

Reliance on third party relationships and derivative agreements could adversely affect the Company's business.

We depend on third parties, including suppliers, distributors, toll operators, freight forwarders, insurance brokers, commodity brokers, major financial institutions and other third party service providers, for key aspects of our business including the provision of derivative contracts to manage risks of: a) lead cost volatility, b) foreign currency exposures, and c) interest rate volatility on a portion of our long-term floating-rate debt. Failure of these third parties to meet their contractual, regulatory and other obligations to the Company or the development of factors that materially disrupt the relationships between us and these third parties, could expose us to the risks of high lead costs, unfavorable foreign currency rates and higher interest expenses, which could have a material adverse effect on our business.

Our raw materials costs are volatile and expose us to significant movements in our product costs.

We use significant amounts of lead, plastics, steel, copper and other materials in our manufacturing processes. We estimate that raw material costs account for over half of our cost of goods sold. Lead is our most significant raw material. The costs of these raw materials, particularly lead, are volatile and beyond our control.

Volatile raw material costs can significantly affect our operating results and make period-to-period comparisons extremely difficult. We cannot assure you that we will be able to hedge the costs of our raw material requirements at a reasonable level or pass on to our customers the increased costs of our raw materials.

Our operations expose us to the risk of material environmental, health and safety liabilities, costs, and litigation.

In the manufacture of our products throughout the world, we process, store, dispose of and otherwise use large amounts of hazardous materials, especially lead and acid. As a result, we are subject to extensive and changing environmental, health and safety laws and regulations governing, among other things: the generation, handling, storage, use, transportation and disposal of hazardous materials; remediation of polluted ground or water; emissions or discharges of hazardous materials into the ground, air or water; and the health and safety of our employees. Compliance with these laws and regulations results in ongoing costs. Failure to comply with these laws or regulations, or to obtain or comply with required environmental permits, could result in fines, criminal charges or other sanctions by regulators. From time to time we have had instances of alleged or actual noncompliance that have resulted in the imposition of fines, penalties and required corrective actions. Our ongoing compliance with environmental, health and safety laws, regulations and permits could require us to incur significant expenses, limit our ability to modify or expand our facilities or continue production and require us to install additional pollution control equipment and make other capital improvements. In addition, private parties, including current or former employees, could bring personal injury or other claims against us due to the presence of, or exposure to, hazardous substances used, stored or disposed of by us or contained in our products.

Certain environmental laws assess liability on owners or operators of real property for the cost of investigation, removal or remediation of hazardous substances at their current or former properties or at properties at which they have disposed of hazardous substances. These laws may also assess costs to repair damage to natural resources. We may be responsible for remediating damage to our properties that was caused by former owners. Soil and groundwater contamination has occurred at some of our current and former properties and may occur or be discovered at other properties in the future. We are currently investigating and monitoring soil and groundwater contamination at several of our properties, in most cases as required by regulatory permitting processes. We may be required to conduct these operations at other properties in the future. In addition, we have been and in the future may be liable to contribute to the cleanup of locations owned or operated by other persons to which we or our predecessor companies have sent wastes for disposal, pursuant to federal and other environmental laws. Under these laws, the owner or operator of contaminated properties and companies that generated, disposed of or arranged for the disposal of wastes sent to a contaminated disposal facility can be held jointly and severally liable for the investigation and cleanup of such properties, regardless of fault.

We cannot assure you that we have been or at all times will be in compliance with environmental laws and regulations or that we will not be required to expend significant funds to comply with, or discharge liabilities arising under, environmental laws, regulations and permits, or that we will not be exposed to material environmental, health or safety litigation.

Legislation regarding the restriction of the use of certain hazardous substances in electrical and electronic equipment.

The European Union has directed that new electrical and electronic equipment not contain certain hazardous substances, including lead and cadmium. Because battery accessories and chargers are subject to this directive, our compliance with the directive directly impacts our manufacturing of these products and could cause certain of our existing inventory to be obsolete. In addition, certain other jurisdictions outside the European Union have implemented, or plan to implement, similar restrictions with various compliance dates. We cannot assure you that we will meet all restrictions by each of the required dates. Inventory obsolescence and our failure to comply could each have an adverse effect on our financial results.

We are exposed to exchange rate risks, and our net income and financial condition may suffer due to currency translations.

We invoice foreign sales and service transactions in local currencies and translate net sales using actual exchange rates during the period. We translate our non-U.S. assets and liabilities into U.S. dollars using current rates as of the balance sheet date. Because a significant portion of our revenues and expenses are denominated in foreign currencies, changes in exchange rates between the U.S. dollar and foreign currencies, primarily the euro, British pound and Polish zloty, may adversely affect our revenue, cost of revenue and operating margins. For example, foreign currency depreciation against the U.S. dollar will reduce the value of our foreign revenues and operating earnings as well as reduce our net investment in foreign subsidiaries. Approximately 60% of net sales were generated outside of the United States.

Most of the risk of fluctuating foreign currencies is in our Europe operations, which comprised over half of our net sales during the last two fiscal years. The euro is the dominant currency in our European operations.

The translation impact from currency fluctuations on net sales and operating earnings in the Americas and Asia regions are not significant, as a substantial majority of these net sales and operating earnings are in U.S. dollars or are closely correlated to the U.S. dollar.

Foreign currency depreciation will make it more expensive for our non-U.S. subsidiaries to purchase certain of our raw material commodities that are priced globally in U.S. dollars, while the related revenue will decrease when translated to U.S. dollars. Significant movements in foreign exchange rates can have a material impact on our results of operations and financial condition. We periodically engage in hedging of our foreign currency exposure, but cannot assure you that we can successfully hedge all of our foreign currency exposure or do so at a reasonable cost.

We manufacture and assemble our products primarily in China, France, Germany, Mexico, Poland, Bulgaria, the United Kingdom and the United States. Approximately 60% of our sales and expenses are translated in foreign currencies. Our sales revenue, production costs, profit margins and competitive position are affected by the strength of the currencies in countries where we manufacture or purchase goods relative to the strength of the currencies in countries where our products are sold. Additionally, as we report our financial statements in the U.S. dollar, our financial results are affected by the strength of the currencies in countries where we have operations relative to the strength of the U.S. dollar. The principal foreign currencies in which we conduct business are the euro, British pound, Polish zloty and Chinese renminbi.

We quantify and monitor our global foreign currency exposures. Our largest foreign currency exposure is from the purchase and conversion of U.S. dollar based lead costs into local currencies in Europe. Additionally, we have currency exposures from intercompany financing and trade transactions. On a selective basis we will enter into foreign currency forward contracts and option contracts to reduce our impact from the volatility of currency movements. Based primarily on statistical currency correlations on our current estimated exposures for fiscal 2010, we are confident that the pretax effect on annual earnings of changes in the principal currencies in which we conduct our business would not be in excess of approximately $12 million in more than one year out of twenty years. The fiscal 2009 gains exceeded the normal statistical range. The settlement or translation of intercompany financing and trading balances during a period of unusually high volatility of foreign currency exchange rates in fiscal 2009, resulted in a gain of $11.6 million from foreign currency transactions as compared to an expense of $2.7 million in fiscal 2008. We have recently taken steps that we believe will mitigate the impact of these foreign currency rate fluctuations and such fluctuations were minimized in the fiscal fourth quarter of 2009; however, we cannot be certain that foreign currency fluctuations of the size recognized in fiscal 2009 will not occur in the future.

Our international operations may be adversely affected by actions taken by foreign governments or other forces or events over which we may have no control.

We currently have significant manufacturing and/or distribution facilities outside of the United States., including in the United Kingdom, France, Germany, China, Mexico, Poland, Czech Republic, Spain, Italy, Bulgaria, Australia, Belgium and Switzerland. We may face political instability and economic uncertainty, cultural and religious differences and difficult labor relations in our foreign operations. We also may face barriers in the form of long-standing relationships between potential customers and their existing suppliers, national policies favoring domestic manufacturers and protective regulations including exchange controls, restrictions on foreign investment or the repatriation of profits or invested capital, changes in export or import restrictions and changes in the tax system or rate of taxation in countries where we do business. We cannot assure you that we will be able to successfully develop and expand our international operations and sales or that we will be able to overcome the significant obstacles and risks of our international operations.

Our failure to introduce new products and product enhancements and broad market acceptance of new technologies introduced by our competitors could adversely affect our business.

Many new energy storage technologies have been introduced over the past several years. In addition, recent advances in fuel cell and flywheel technology have been introduced for use in selected applications that compete with the end uses for industrial batteries. For certain important and growing markets, such as aerospace and defense, lithium-based battery technologies have large and growing market share. Our ability to achieve significant and sustained penetration of key developing markets, including aerospace & defense, will depend upon our success in developing or acquiring these and other technologies, either independently, through joint ventures or through acquisitions. If we fail to develop or acquire, and manufacture and sell, products that satisfy our customers' demands, or we fail to respond effectively to new product announcements by our competitors by quickly introducing competitive products, then market acceptance of our products could be reduced and our business could be adversely affected. We cannot assure you that our lead-acid products will remain competitive with products based on new technologies.

We may not be able to adequately protect our proprietary intellectual property and technology.

We rely on a combination of copyright, trademark, patent and trade secret laws, non-disclosure agreements and other confidentiality procedures and contractual provisions to establish, protect and maintain our proprietary intellectual property and technology and other confidential information. Certain of these technologies, especially TPPL technology, are important to our business and are not protected by patents. Despite our efforts to protect our proprietary intellectual property and technology and other confidential information, unauthorized parties may attempt to copy or otherwise obtain and use our intellectual property and proprietary technologies.

Relocation of our customers' operations could adversely affect our business.

The trend by a number of our North American and Western European customers to move manufacturing operations and expand their businesses into Asia and other low labor-cost markets may have an adverse impact on our business. As our customers in traditional manufacturing-based industries seek to move their manufacturing operations to lower-cost territories, there is a risk that these customers will source their energy storage products from competitors located in those territories and will cease or reduce the purchase of products from our manufacturing plants. We cannot assure you that we will be able to compete effectively with manufacturing operations of energy storage products in those territories, whether by establishing or expanding our manufacturing operations in those lower-cost territories or acquiring existing manufacturers.

We may fail to implement our cost reduction initiatives successfully and improve our profitability.

We must continue to implement cost reduction initiatives to achieve additional cost savings in future periods. We cannot assure you that we will be able to achieve all of the cost savings that we expect to realize from current or future initiatives. In particular, we may be unable to implement one or more of our initiatives successfully or we may experience unexpected cost increases that offset the savings that we achieve. Given the continued competitive pricing pressures experienced in our industry, our failure to realize cost savings would adversely affect our results of operations.

Quality problems with our products could harm our reputation and erode our competitive position.

The success of our business will depend upon the quality of our products and our relationships with customers. In the event that our products fail to meet our customers' standards, our reputation could be harmed, which would adversely affect our marketing and sales efforts. We cannot assure you that our customers will not experience quality problems with our products.

We offer our products under a variety of brand names, the protection of which is important to our reputation for quality in the consumer marketplace.

We rely upon a combination of trademark, licensing and contractual covenants to establish and protect the brand names of our products. We have registered many of our trademarks in the U.S. Patent and Trademark Office and in other countries. In many market segments, our reputation is closely related to our brand names. Monitoring unauthorized use of our brand names is difficult, and we cannot be certain that the steps we have taken will prevent their unauthorized use, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the U.S. We cannot assure you that our brand names will not be misappropriated or utilized without our consent or that such actions will not have a material adverse effect on our reputation and on our results of operations.

We may fail to implement our plans to make acquisitions or successfully integrate them into our operations.

As part of our business strategy, we have grown, and plan to continue growing, by acquiring other product lines, technologies or facilities that complement or expand our existing business. There is significant competition for acquisition targets in the industrial battery industry. We may not be able to identify suitable acquisition candidates or negotiate attractive terms. In addition, we may have difficulty obtaining the financing necessary to complete transactions we pursue. In that regard, our credit facilities restrict the amount of additional indebtedness that we may incur to finance acquisitions and place other restrictions on our ability to make acquisitions. Exceeding any of these restrictions would require the consent of our lenders. We may be unable to successfully integrate any assets, liabilities, customers, systems and management personnel we acquire into our operations and we may not be able to realize related revenue synergies and cost savings within expected time frames. Our failure to execute our acquisition strategy could have a material adverse effect on our business. We cannot assure you that our acquisition strategy will be successful or that we will be able to successfully integrate acquisitions we do make.

Any acquisitions that we complete may dilute your ownership interest in EnerSys, may have adverse effects on our financial condition and results of operations and may cause unanticipated liabilities.

Future acquisitions may involve the issuance of our equity securities as payment, in part or in full, for the businesses or assets acquired. Any future issuances of equity securities would dilute stockholder ownership interests. In addition, future acquisitions might not increase, and may even decrease our earnings or earnings per share and the benefits derived by us from an acquisition might not outweigh or might not exceed the dilutive effect of the acquisition. We also may incur additional debt or suffer adverse tax and accounting consequences in connection with any future acquisitions.

The failure of critical computer systems could seriously affect our sales and operations.

We operate a number of critical computer systems throughout our business that can fail for a variety of reasons. If such a failure were to occur, then we may not be able to sufficiently recover from the failure in time to avoid the loss of data or any adverse impact on certain of our operations that are dependent on such systems. This could result in lost sales and the inefficient operation of our facilities for the duration of such a failure.

Our ability to maintain an adequate credit facility.

Our ability to continue our ongoing business operations and fund future growth depends on our ability to maintain adequate credit facilities and to comply with the financial and other covenants in such credit facilities or to secure alternative sources of financing. However, such credit facilities or alternate financing may not be available or, if available, may not be on terms favorable to us.

Our significant indebtedness could adversely affect our financial condition.

As of March 31, 2009, we had $417.7 million of total consolidated debt. This level of debt could:

- increase our vulnerability to adverse general economic and industry conditions, including interest rate fluctuations, because a significant portion of our borrowings bear, and will continue to bear, interest at floating rates;
- require us to dedicate a substantial portion of our cash flow from operations to debt service payments, which would reduce the availability of our cash to fund working capital, capital expenditures or other general corporate purposes, including acquisitions;
- limit our flexibility in planning for, or reacting to, changes in our business and industry;
- restrict our ability to introduce new products or new technologies or exploit business opportunities;
- place us at a disadvantage compared with competitors that have proportionately less debt;
- limit our ability to borrow additional funds in the future, if we need them, due to financial and restrictive covenants in our debt agreements; and
- have a material adverse effect on us if we fail to comply with the financial and restrictive covenants in our debt agreements.

This list of factors that may affect future performance is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

Not applicable.

ITEM 2. *PROPERTIES*

Set forth below is certain information, as of March 31, 2009, with respect to our principal properties. The primary function of the listed facilities is manufacturing of industrial batteries, unless otherwise noted.

Location	Products Produced/Function	Size (sq. feet utilized)	Owned/Leased
Americas:			
Reading, PA	Worldwide Headquarters	109,000	Owned
Warrensburg, MO	Industrial Batteries	376,000	Owned
Richmond, KY	Industrial Batteries and Distribution	372,500	Owned/Leased
Hays, KS	Industrial Batteries	351,000	Owned
Sumter, SC	Distribution Center	300,000	Owned
Monterrey, Mexico	Industrial Batteries	181,000	Owned
Tijuana, Mexico	Industrial Batteries	156,000	Owned
Ooltewah, TN	Industrial Batteries	100,750	Owned
Cleveland, OH	Industrial Battery Chargers	66,000	Owned
Saddle Brook, NJ	Distribution Center	58,500	Leased
Sumter, SC	Metal Fabrication	52,000	Owned
Horsham, PA	Industrial Batteries	51,400	Leased
Chino, CA	Distribution Center	47,400	Leased
Monterrey, Mexico	Metal Fabrication	44,800	Leased
Dallas, TX	Distribution Center	40,000	Leased
Santa Fe Springs, CA	Distribution Center	35,000	Leased
Brampton, Canada	Distribution Center	30,400	Leased
Burr Ridge, IL	Distribution Center	25,500	Leased
Norcross, GA	Distribution Center	23,600	Leased
Kansas City, MO	Distribution Center	19,700	Leased
Union City, CA	Distribution Center	17,400	Leased
Warrington, PA	Distribution Center	15,000	Leased
Warwick, RI	Design Center	4,000	Leased
Europe:			
Zurich, Switzerland	European Headquarters	2,500	Leased
Arras, France	Industrial Batteries	486,000	Owned
Targovishte, Bulgaria	Industrial Batteries	483,000	Owned
Newport, Wales	Industrial Batteries	233,000	Owned
Bielsko-Biala, Poland	Industrial Batteries	220,000	Owned
Montecchio, Italy(1)	Industrial Batteries	207,000	Leased
Hagen, Germany	Industrial Batteries	185,000	Owned
Hostimice, Czech Republic	Metal Fabrication and Distribution	85,000	Owned
Herstal, Belgium	Distribution Center	58,700	Leased
Zwickau, Germany	Industrial Batteries	57,000	Leased
Zamudio, Spain	Industrial Battery Assembly and Distribution	55,000	Owned
Brussels, Belgium	Distribution Center	45,000	Leased
Manchester, England	Distribution Center	42,600	Leased
Brebieres, France	Industrial Battery Chargers	41,000	Leased
Asia:			
Singapore	Asia Headquarters	3,200	Leased
Shenzhen, China	Industrial Batteries	176,000	Leased
Jiangsu, China	Industrial Batteries	160,000	Owned
Shantou, China	Industrial Batteries	92,000	Owned
Sydney, Australia	Industrial Battery Assembly and Distribution	13,000	Leased

(1) Production ceased at the Montecchio, Italy location in April 2009.

ITEM 3. *LEGAL PROCEEDINGS*

In June 2008, the Court of Commerce in Lyon, France ruled that our French subsidiary, EnerSys Sarl, which was acquired by us in 2002, was partially responsible for a 1999 fire in a French hotel under construction. EnerSys Sarl's portion of the damages was assessed at €2.7 million (euros), or $4.2 million. We have recorded a $3.4 million charge in fiscal 2009 to fully accrue the court's assessment. The remaining balance of approximately $0.8 million had been accrued previously in connection with our acquisition of ESG in 2002. The assessment was paid in the third fiscal quarter of 2009. We have appealed this ruling.

In fiscal 2007, we settled two litigation matters. As a result of these settlements, we recorded litigation settlement income, net of related legal fees and expenses, of $3.8 million.

From time to time, we are involved in litigation incidental to the conduct of our business. We do not expect that any of this litigation, individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations or cash flow.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

No matters were submitted to the vote of stockholders through the solicitation of proxies or otherwise during the fiscal quarter ended March 31, 2009.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

The Company's common stock has been listed on the New York Stock Exchange under the symbol "ENS" since it began trading on July 30, 2004. Prior to that time, there had been no public market for our common stock. The following table sets forth, on a per share basis for the periods presented, the range of high, low and closing prices of the Company's common stock.

Quarter Ended	High Price	Low Price	Closing Price
June 29, 2008	$37.14	$22.54	$33.02
September 28, 2008	$34.23	$18.30	$19.69
December 28, 2008	$19.71	$ 5.96	$10.58
March 31, 2009	$13.47	$ 8.74	$12.12
July 1, 2007	$19.15	$16.29	$18.30
September 30, 2007	$19.46	$17.50	$17.77
December 30, 2007	$24.81	$17.55	$24.45
March 31, 2008	$27.72	$22.13	$23.92

Holders of Record

As of May 26, 2009, there were approximately 344 record holders of common stock of the Company. Because many of such shares are held by brokers and other institutions on behalf of stockholders, the Company is unable to estimate the total number of stockholders represented by these record holders.

Dividends

We have never paid or declared any cash dividends on our common stock, and we have certain restrictions from doing so by our senior secured credit agreement. We currently intend to retain any earnings for future growth and, therefore, do not expect to pay any cash dividends in the foreseeable future.

Recent Sales of Unregistered Securities

During the three fiscal years ended March 31, 2009, we did not issue any unregistered securities.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table summarizes the number of common shares we purchased during the fourth fiscal quarter of 2009 from participants in our equity incentive plans. As provided by such plans, vested options outstanding may be exercised through surrender to the Company of option shares or vested options outstanding under the Plan to satisfy the applicable aggregate exercise price (and any withholding tax) required to be paid upon such exercise.

Purchases of Equity Securities

Period	(a) Total number of shares (or units) purchased	(b) Average price paid per share (or unit)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares (or units) that may be purchased under the plans or programs
December 29, 2008-January 25, 2009	7,691	$11.00	—	—
January 26, 2009-Febuary 22, 2009	—	—	—	—
February 23, 2009-March 31, 2009	—	—	—	—
Total	7,691	$11.00	—	—

STOCK PERFORMANCE GRAPH

The following graph compares the changes in cumulative total returns on EnerSys' common stock with the changes in cumulative total returns of the New York Stock Exchange Composite Index, a broad equity market index, and the total return on a selected peer group index. The peer group selected is based on the standard industrial classification codes ("SIC Codes") established by the U.S. government. The index chosen was "Miscellaneous Electrical Equipment and Suppliers" and comprises all publically traded companies having the same three-digit SIC Code (369) as EnerSys. The constituent companies are: Active Power Inc., Advanced Battery Technologies Inc., C & D Technologies Inc., Chatsworth Data Solutions Inc., China BAK Battery Inc., Cooper Industries Limited, Cymer Inc., Eclips Energy Technologies Inc., Electro Energy Inc., Ener1 Inc., Energenx Inc., Energizer Holdings Inc., Enerlume Energy Management Corp., EV Innovations Inc., Exide Technologies, Greatbatch Inc., Hoku Scientific Inc., Hybrid Dynamics Corp., Hydrogen Corp., Lithium Technology Corp., Manhattan Scientifics Inc., Millenium Cell Inc., Motorcar Parts of America, Oak Ridge Micro Energy Inc., Power Technology Inc., Rofin-Sinar Technologies Inc., Satcon Technology Corp., Save the World Air Inc., Spectrum Brands Inc., Standard Motor Products, Inc., TNR Technical Inc., Turbine Truck Engines Inc., Ultralife Batteries Inc., Valence Technology Inc., and Zareba Systems Inc. The peer group data points are weighted by market capitalization of the constituent companies.

The graph was prepared assuming that $100 was invested in EnerSys' common stock, the New York Stock Exchange Composite Index and the peer group on July 30, 2004.

Comparison Of Forty-Four-Month Cumulative Total Return*
For Period Ended March 31, 2009
Among EnerSys, The NYSE Composite Index And SIC Code 369



$300
$250
$200
$150
$100
$50
$0
7/04
9/04
12/04
3/05
6/05
9/05
12/05
3/06
6/06
9/06
12/06
3/07
6/07
9/07
12/07
3/08
6/08
9/08
12/08
3/09
EnerSys
NYSE Composite
Peer Group

* $100 invested on 7/30/04 in stock or index, including reinvestment of dividends.
Fiscal year ending March 31.

ITEM 6. *SELECTED FINANCIAL DATA*

The following tables set forth certain selected consolidated financial and operating data. The selected consolidated financial data presented below for the fiscal years ended March 31, 2009, 2008 and 2007, and as of March 31, 2009 and 2008, are derived from our audited consolidated financial statements included elsewhere in this Form 10-K. The selected consolidated financial data presented below for the years ended March 31, 2006 and 2005, and as of March 31, 2006 and 2005, are derived from our audited consolidated financial statements not included in this Form 10-K. This information should be read in conjunction with the consolidated financial statements and the related notes thereto, and Management's Discussion and Analysis of Results of Operations and Financial Condition, each included elsewhere, herein.

	Fiscal Year Ended March 31,				
	2009	**2008**	**2007**	**2006**	**2005**
Consolidated Statement of Operations:					
Net sales	$ 1,972,867	$ 2,026,640	$ 1,504,474	$ 1,283,265	$ 1,083,862
Cost of goods sold	1,559,433	1,644,753	1,193,266	1,006,467	828,447
Gross profit	413,434	381,887	311,208	276,798	255,415
Operating expenses	256,507	249,350	221,102	199,900	179,015
Gain on sale of facilities	(11,308)	—	—	—	—
Legal proceedings charge and litigation settlement (income)	3,366	—	(3,753)	—	—
Charges relating to restructuring	22,424	13,191	—	8,553	—
Operating earnings	142,445	119,346	93,859	68,345	76,400
Interest expense	22,646	28,917	27,733	24,900	23,275
Charges relating to a settlement agreement, write-off of deferred financing costs and a prepayment penalty	5,209	—	—	—	6,022
Other (income), expense net	(8,597)	4,234	3,024	(1,358)	(2,639)
Earnings before income taxes	123,187	86,195	63,102	44,803	49,742
Income tax expense	38,600	26,499	17,892	14,077	17,359
Net earnings	$ 84,587	$ 59,696	$ 45,210	$ 30,726	$ 32,383
Series A convertible preferred stock dividends	—	—	—	—	8,155
Net earnings available to common stockholders	$ 84,587	$ 59,696	$ 45,210	$ 30,726	$ 24,228
Net earnings per share					
Basic	$ 1.73	$ 1.25	$ 0.97	$ 0.66	$ 0.67
Diluted	1.71	1.22	0.95	0.66	0.65
Weighted average shares outstanding					
Basic	48,824,434	47,645,225	46,539,638	46,226,582	36,416,358
Diluted	49,420,303	48,644,450	47,546,240	46,788,363	37,046,697

	Fiscal Year Ended March 31,				
	2009	2008	2007	2006	2005
			(In thousands)		
Consolidated cash flow data:					
Net cash provided by operating activities	$ 219,437	$ 4,018	$ 72,424	$ 42,872	$ 29,353
Net cash used in investing activities	(46,810)	(62,150)	(49,052)	(76,876)	(28,991)
Net cash (used in) provided by financing activities	(23,196)	39,558	(1,323)	27,905	3,213
Other operating data:					
Capital expenditures	$ 57,143	$ 45,037	$ 42,355	$ 39,665	$ 31,828

	As of March 31,				
	2009	2008	2007	2006	2005
			(In thousands)		
Balance Sheet data:					
Cash and cash equivalents	$ 163,161	$ 20,620	$ 37,785	$ 15,217	$ 21,341
Working capital	429,981	389,480	276,252	211,434	182,177
Total assets	1,493,642	1,710,790	1,409,013	1,263,948	1,194,761
Total debt, including capital leases	417,675	426,754	402,311	402,490	375,457
Total stockholders' equity	$ 644,388	$ 691,543	$ 542,099	$ 445,188	$ 437,650

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion and analysis of our results of operations and financial condition for the fiscal years ended March 31, 2009, 2008, and 2007, should be read in conjunction with our audited consolidated financial statements and the notes to those statements included in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, opinions, expectations, anticipations and intentions and beliefs. Actual results and the timing of events could differ materially from those anticipated in those forward-looking statements as a result of a number of factors. See "Cautionary Note Regarding Forward-Looking Statements," "Business" and "Risk Factors," sections elsewhere in this Annual Report on Form 10-K. In the following discussion and analysis of results of operations and financial condition, certain financial measures may be considered "non-GAAP financial measures" under Securities and Exchange Commission rules. These rules require supplemental explanation and reconciliation, which is provided in this Annual Report on Form 10-K.

EnerSys' management uses the non-GAAP measures, EBITDA and Adjusted EBITDA, in their computation of compliance with loan covenants. These measures, as used by EnerSys, adjust net earnings determined in accordance with GAAP for interest, taxes, depreciation and amortization, and certain charges or credits as permitted by our credit agreements, that were recorded during the periods presented.

EnerSys' management uses the non-GAAP measures, Primary Working Capital and Primary Working Capital Percentage (see definition in "Overview" below) along with capital expenditures, in their evaluation of business segment cash flow and financial position performance.

These non-GAAP disclosures have limitations as analytical tools, should not be viewed as a substitute for cash flow or operating earnings determined in accordance with GAAP, and should not be considered in isolation or as a substitute for analysis of the Company's results as reported under GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. This supplemental presentation should not be construed as an inference that the Company's future results will be unaffected by similar adjustments to operating earnings determined in accordance with GAAP.

Overview

We are the world's largest manufacturer, marketer and distributor of industrial batteries. We also manufacture, market and distribute related products such as chargers, power equipment and battery accessories, and we provide related after-market and customer-support services for industrial batteries. We market and sell our products globally in more than 100 countries to over 10,000 customers through a network of distributors, independent representatives and an internal sales force.

We have two business segments: reserve power and motive power. Revenue and expense classifications by segment are as follows:

- **Reserve power** products are used for backup power for the continuous operation of critical applications in telecommunications systems, in uninterruptible power systems, or UPS, applications for computer and computer-controlled systems, in other specialty power applications, including security systems, for premium starting, lighting and ignition applications, in switchgear and electrical control systems used in electric utilities and energy pipelines, and in commercial and military aircraft, submarines and tactical military vehicles.
- **Motive power** products are used to provide power for manufacturing, warehousing and other material handling equipment, primarily electric industrial forklift trucks, mining equipment, and for diesel locomotive starting, rail car lighting and rail signaling equipment.

We evaluate business segment performance based primarily upon operating earnings, exclusive of highlighted items. All corporate and centrally incurred regional costs are allocated to the business segments based principally on net sales. We evaluate business segment cash flow and financial position performance based primarily upon capital expenditures and primary working capital levels. "Primary working capital" for this purpose is trade accounts receivable, plus inventories, minus trade accounts payable and the resulting net amount is divided by the trailing three month net sales (annualized) for the respective business segment or reporting location, to derive a "primary working capital percentage." Although we monitor the three elements of primary working capital (receivables, inventory and payables), our primary focus is on the total amount and percentage due to the significant impact it has on cash flow and, as a result, our level of debt.

We operate and manage our business in three primary geographic regions of the world—the Americas, Europe and Asia. Our business is highly decentralized with manufacturing locations throughout the world. Approximately 60% of our net sales for fiscal 2009, 2008 and 2007, were generated outside of the United States. More than half of our manufacturing capacity is located outside of the United States. Our management structure and financial reporting systems, and associated internal controls and procedures, are all consistent with our two business segments and three geographic regions in which we operate.

Our financial results are largely driven by the following factors:

- general cyclical patterns of the industries in which our customers operate;
- changes in our market share in the business segments and regions where we operate;
- changes in our selling prices and, in periods when our product costs increase, our ability to raise our selling prices to pass such cost increases through to our customers;
- the extent to which we are able to efficiently utilize our global manufacturing facilities and optimize their capacity;
- the extent to which we can control our fixed and variable costs, including those for our raw materials, manufacturing and distribution, operating activities;
- changes in our levels of debt and changes in the variable interest rates under our credit facilities; and
- the size and number of acquisitions and our ability to achieve their intended benefits.

Current Market Conditions

Uncertain Economic Climate

Market conditions in our industry had generally remained strong in fiscal 2008 and through the first quarter of fiscal 2009. The economic climate has since deteriorated with worldwide industrial production and capital spending slowing, both of which have an impact on customer demand, the volatility of commodity costs and foreign currency exchange rates, access to capital funding and availability of credit. As explained below, we have taken numerous steps to restructure our manufacturing base to minimize our production costs and have taken steps to bolster our financial liquidity. We believe we have the capital available to meet our business needs and to continue to remain aggressive in pursuing further acquisition opportunities.

Volatility of Commodities

Volatility of commodity costs and foreign currency exchange rates and customer demand have caused large swings in our production costs. In addition, as the economy improves in future periods our commodity costs may be subject to inflationary cost increases. The cost of lead, our principal raw material, has fluctuated widely during recent years. During the last three fiscal years, the costs of our raw materials, of which lead is the primary one, have fluctuated significantly. Our estimated change in lead cost due to fluctuations in price was an increase of approximately $15 million in fiscal 2009 over fiscal 2008. Our estimated incremental lead cost due to increases in average lead prices in fiscal 2008 over fiscal 2007 was approximately $222 million.

Customer Pricing

We have been subjected to pricing pressures over the past several years. We anticipate continuing competitive pricing pressure as Chinese and other foreign producers expand their export capacity and increase their marketing presence in our major United States and European markets. Additionally, in our current environment, economic pressures have weakened customer demand and increased customer credit risks in both our ability to extend customer credit as well as the ability of our customers to meet their commitments.

Our selling prices had increased substantially during the last several years to partially offset the higher cost of commodities. However, beginning in the second fiscal quarter of 2009, as a result of more recent reductions in the cost of lead, our average selling prices began to decline as measured on a sequential quarterly basis. A future decline in lead and other commodity costs may result in an additional decline in average selling prices in future quarters. Approximately 35% of our revenue is currently subject to agreements that adjust pricing to a market-based index for lead.

Cost Savings Initiatives-Restructuring

To minimize the impacts discussed above, we have taken actions to further rationalize our production facilities, particularly our Italian operations, and move capacity to lower cost facilities, as more fully explained below under "Cost Savings Initiatives-Restructuring."

Cost savings programs remain a continuous element of our business strategy and are directed primarily at further reductions in plant manufacturing and raw materials costs and our operating expenses, primarily selling, general and administrative. We view this as a time for us to continue to further consolidate operations and undertake additional restructuring of our business. Our fiscal 2008 European restructuring program, primarily related to the Energia acquisition, and the recently announced restructuring programs, primarily related to our Italian operation, are examples of such cost savings initiatives. We have anticipated reduced demand for certain of our products and services, as a result of global economic conditions, and we have taken numerous steps to address this downturn head on. Our operating results for the fiscal third and fourth quarters of 2009 reflect some of the benefits of those actions with the remainder to be experienced in future periods. We believe that these restructuring actions will have a favorable pre-tax earnings impact of $32 million or $0.46 per share on an annualized basis when fully implemented by the end of fiscal year 2010.

Liquidity and Capital Resources

The worldwide deterioration in the economic climate has been a major concern in the past year, however, the Company had taken actions at the beginning of fiscal 2009 that positioned us well to weather the current economic downturn. In May 2008, the Company completed the sale of $172.5 million aggregate principal amount of senior unsecured 3.375% convertible notes due 2038, and used the net proceeds of $168.2 million to repay a portion of its existing senior secured Term Loan B. The senior unsecured convertible notes are potentially convertible, at the option of the holders, into shares of our common stock. It is our current intent to settle the principal amount of any conversions in cash, and any additional conversion consideration in cash, shares of EnerSys common stock or a combination of cash and shares. The notes will mature on June 1, 2038, unless earlier converted, redeemed or repurchased. The low 3.375% coupon interest rate on the convertible debt has reduced our interest expense in fiscal 2009. As explained, however, in "*Critical Accounting Policies and Estimates,*" our adoption of FSP APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)* effective in the first fiscal quarter of 2010, will be applied on a retrospective basis, and is expected to increase interest expense for fiscal 2009, retroactively, by a non-cash charge of approximately $4 million, increase fiscal 2010 by approximately $5 million increasing to $8 million by fiscal 2015.

Also, immediately following the closing of the $172.5 million senior unsecured convertible note issue, we commenced refinancing the outstanding combined balance of the senior secured Term Loan B and our existing Revolver of approximately $300 million, with a new $350 million senior secured facility comprising a $225 million Term A Loan and a new $125 million Revolver. These actions, along with solid operating performance during fiscal 2009, provided us with the opportunity to repurchase 1.8 million of our outstanding common shares at a cost of approximately $19.8 million, which we expect will improve our future earnings per share performance.

In addition, at March 31, 2009, our balance sheet has been strengthened and we have a substantial liquidity cushion with approximately $163 million of available cash and short term investments, approximately $150 million of undrawn, committed credit lines, and over $115 million of uncommitted credit lines. We believe that we have the financial resources to weather this economic downturn and we will have the capital available to remain active in pursuing further acquisition opportunities.

Our Corporate History

There have been several key stages in the development of our business, which explain to a significant degree our results of operations over the past several years.

We were formed in late 2000 by Morgan Stanley Capital Partners (currently Metalmark Capital) and the management of Yuasa, Inc. to acquire the industrial battery business of Yuasa Corporation (Japan) in North and South America. Our results of operations for the past six fiscal years have been significantly affected by our acquisition of the Energy Storage Group, of Invensys plc. ("ESG") on March 22, 2002, and to a lesser extent, by our acquisition of the motive power battery business of FIAMM, S.p.A. ("FIAMM") on June 1, 2005; and several smaller acquisitions.

Our successful integration of ESG provided global scale in both the reserve and motive power markets. The ESG acquisition also provided us with a further opportunity to reduce costs and improve operating efficiency that, among other initiatives, led to closing underutilized manufacturing plants, distribution facilities, sales offices and eliminating other redundant costs, including staff. FIAMM complements our existing European motive power business and also provided us with opportunities to reduce costs and improve operating efficiency.

Our other recent acquisitions include Gerate- und Akkumulatorwerk Zwickau GmbH ("GAZ"), a Germany-based producer of specialty nickel-based batteries utilized primarily in the energy, rail, telecommunications and uninterruptible power supply (UPS) industries worldwide, on October 11, 2005; what is now known as EnerSys Advanced Systems Inc. ("EAS"), a U.S.-based producer of lithium power sources, primarily for aerospace &

defense applications on May 18, 2006; the manufacturing facilities of Chaozhou Xuntong Power Source Company Limited ("CFT"), located in China on August 22, 2006; the lead-acid battery business of Leclanché SA ("Leclanché") based in Switzerland on January 1, 2007; and on May 18, 2007, we acquired approximately a 97% interest in Energia AD ("Energia"), a producer of industrial batteries, located in Bulgaria.

Our results of operations include ESG, FIAMM and GAZ for all fiscal years presented. Our results of operations for fiscal 2009, 2008 and 2007 include EAS, CFT, Leclanché and Energia from their respective acquisition dates.

In August 2004, EnerSys completed an initial public offering (the "IPO") and our common stock commenced trading on the New York Stock Exchange on July 30, 2004, under the trading symbol "ENS."

Critical Accounting Policies and Estimates

Our significant accounting policies are described in Notes to Consolidated Financial Statements in Item 8.

In preparing our financial statements, management is required to make estimates and assumptions that, among other things, affect the reported amounts of assets, liabilities, sales and expense. These estimates and assumptions are most significant where they involve levels of subjectivity and judgment necessary to account for highly uncertain matters or matters susceptible to change, and where they can have a material impact on our financial condition and operating performance. We discuss below the more significant estimates and related assumptions used in the preparation of our consolidated financial statements. If actual results were to differ materially from the estimates made, the reported results could be materially affected.

Revenue Recognition

We recognize revenue when the earnings process is complete. This occurs when we ship in accordance with terms of the underlying agreement, title transfers, collectibility is reasonably assured and pricing is fixed and determinable. Shipment terms to our battery product customers are primarily shipping point or destination and do not differ significantly between our regions of the world. Accordingly revenue is recognized when title is transferred to the customer. Amounts invoiced to customers for shipping and handling are classified as revenue. Taxes on revenue producing transactions are not included in net sales.

We recognize revenue from the service of reserve power and motive power products when the respective services are performed.

Management believes that the accounting estimates related to revenue recognition are critical accounting estimates because they require reasonable assurance of collection of revenue proceeds and completion of all performance obligations. Also, revenues are recorded net of provisions for sales discounts and returns, which are established at the time of sale. These estimates are based on our past experience.

Asset Impairment Determinations

As a result of the adoption of the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, goodwill is no longer amortized. We test for the impairment of our goodwill and trade names at least annually and whenever events or circumstances occur indicating that a possible impairment has been incurred. We utilize financial projections of our reporting segments, certain cash flow measures, as well as our market capitalization in the determination of the fair value of these assets.

With respect to our other long-lived assets other than goodwill and indefinite lived intangible assets, we are required to test for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. We apply SFAS. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, in order to determine whether or not an asset was impaired. This standard requires an impairment analysis when indicators of impairment are present. If such indicators are present, the standard indicates that if the sum of the future expected cash flows from the asset, undiscounted and without interest charges, is less than the carrying value, an asset impairment must be recognized in the financial statements. The amount of the impairment is the difference between the fair value of the asset and the carrying value of the asset.

In making future cash flow analyses of goodwill and other long-lived assets, we make assumptions relating to the following:

- The intended use of assets and the expected future cash flows resulting directly from such use;
- Industry specific economic conditions;
- Competitor activities and regulatory initiatives; and
- Client and customer preferences and patterns.

We believe that an accounting estimate relating to asset impairment is a critical accounting estimate because the assumptions underlying future cash flow estimates are subject to change from time to time and the recognition of an impairment could have a significant impact on our financial statements.

Litigation and Claims

From time to time the Company has been or may be a party to various legal actions and investigations including, among others, employment matters, compliance with government regulations, federal and state employment laws, including wage and hour laws, contractual disputes and other matters, including matters arising in the ordinary course of business. These claims may be brought by, among others, the government, clients, customers and employees. Management considers the measurement of litigation reserves as a critical accounting estimate because of the significant uncertainty in some cases relating to the outcome of potential claims or litigation and the difficulty of predicting the likelihood and range of potential liability involved, coupled with the material impact on our results of operations that could result from litigation or other claims. In determining legal reserves, management considers, among other issues:

- Interpretation of contractual rights and obligations;
- The status of government regulatory initiatives, interpretations and investigations;
- The status of settlement negotiations;
- Prior experience with similar types of claims;
- Whether there is available insurance coverage; and
- Advice of outside counsel.

Environmental Loss Contingencies

Accruals for environmental loss contingencies (i.e., environmental reserves) are recorded when it is probable that a liability has been incurred and the amount can reasonably be estimated. Management views the measurement of environmental reserves as a critical accounting estimate because of the considerable uncertainty surrounding estimation, including the need to forecast well into the future. From time to time we may be involved in legal proceedings under state, federal and local environmental laws in connection with our operations and companies that we have acquired. The estimation of environmental reserves is based on the evaluation of currently available information, prior experience in the remediation of contaminated sites and assumptions with respect to government regulations and enforcement activity, changes in remediation technology and practices, and financial obligations and credit worthiness of other responsible parties and insurers.

Warranty

We record a warranty reserve for possible claims against our product warranties, which generally run for a period of one to twenty-years for our reserve power batteries and for a period of one to seven-years for our motive power batteries. The assessment of the adequacy of the reserve includes a review of open claims and historical experience.

Management believes that the accounting estimate related to the warranty reserve is a critical accounting estimate because the underlying assumptions used for the reserve can change from time to time and warranty claims could potentially have a material impact on our results of operations.

Allowance for Doubtful Accounts

We encounter risks associated with sales and the collection of the associated accounts receivable. We record a provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate provision, management analyzes the creditworthiness of specific customers and the aging of customer balances. Management also considers general and specific industry economic conditions, industry concentration and contractual rights and obligations.

Management believes that the accounting estimate related to the allowance for doubtful accounts is a critical accounting estimate because the underlying assumptions used for the allowance can change from time to time and uncollectible accounts could potentially have a material impact on our results of operations.

Retirement Plans

We use certain assumptions in the calculation of the actuarial valuation of our defined benefit plans. These assumptions include the weighted average discount rate, rates of increase in compensation levels and expected long-term rates of return of assets. If actual results are less favorable than those projected by us, additional expense may be required.

In September 2006, the FASB issued SFAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB No. 87, 88, 106, and 132(R)* ("SFAS 158"). SFAS 158 requires an entity to recognize in its statement of financial position an asset for a defined benefit postretirement plan's overfunded status or a liability for a plan's underfunded status, measure a defined benefit postretirement plan's assets and obligation that determine its funded status as of the end of the employer's fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the change occurs. The requirement to recognize the funded status of a defined benefit postretirement plan became effective March 31, 2007, and we adopted the recognition requirements as of March 31, 2007.

In connection with the fiscal 2007 adoption of SFAS 158, the Company recorded an additional pension liability of $2.8 million for the remaining underfunded status of our benefit plans at March 31, 2007, with an offsetting amount recorded in accumulated other comprehensive income, net of taxes. For fiscal years 2009 and 2008, the Company has measured its defined benefit retirement plans' assets and obligations as of March 31.

Critical accounting estimates and assumptions related to the actuarial valuation of our defined benefit plans are evaluated periodically as conditions warrant and changes to such estimates are recorded as new information or changed conditions require revision.

Equity-based compensation

We recognize compensation cost relating to equity-based payment transactions in using a fair-value measurement method, in accordance with the revision of SFAS 123, *Share-Based Payment* ("SFAS 123(R)"), which we adopted on April 1, 2006. SFAS 123(R) requires all equity-based payments to employees, including grants of stock options, to be recognized as compensation expense based on fair value over the requisite service period of the awards. We determine the fair value of restricted stock and restricted stock units based on the number of shares granted and the quoted price of our common stock, and the fair value of stock options is determined using the Black-Scholes option-pricing model which uses both historical and current market data to estimate the fair value. This method incorporates various assumptions such as the risk-free interest rate, expected volatility, expected dividend yield and expected life of the options. When estimating the requisite service period of the awards, we consider expected forfeitures and many related factors including types of awards, employee class, and historical experience. Actual results, and future changes in estimates of the requisite service period may differ substantially from our current estimates.

Income Taxes

Our effective tax rate is based on pretax income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. We account for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"), which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between book and tax bases on recorded assets and liabilities. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance, if some portion or all of the deferred tax assets will not be recognized.

The recognition and measurement of a tax position is based on management's best judgment given the facts, circumstances and information available at the reporting date. In accordance with *FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* ("FIN 48"), which we adopted on April 1, 2007, we evaluate tax positions to determine whether the benefits of tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, we recognize the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement in the financial statements. For tax positions that are not more likely than not of being sustained upon audit, we do not recognize any portion of the benefit in the financial statements. If the more likely than not threshold is not met in the period for which a tax position is taken, we may subsequently recognize the benefit of that tax position if the tax matter is effectively settled, the statute of limitations expires, or if the more likely than not threshold is met in a subsequent period. (See Note 12 of Notes to Consolidated Financial Statements.)

We evaluate, on a quarterly basis, our ability to realize deferred tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

To the extent we prevail in matters for which reserves have been established, or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period could be materially affected. An unfavorable tax settlement would require use of cash and result in an increase in the effective tax rate in the year of resolution. A favorable tax settlement would be recognized as a reduction in our effective tax rate in the year of resolution.

Derivative Financial Instruments

We have entered into interest rate swap agreements to manage risk on a portion of our long-term floating-rate debt. We have entered into lead forward purchase contracts to manage risk of the cost of lead. We have entered into foreign exchange forward contracts and purchased option contracts to manage risk on foreign currency exposures. Our agreements are with major financial institutions, and because our positions at March 31, 2009 are a net liability position or an immaterial gain position, we believe the risk of nonperformance by the counterparties is not significant. The counterparties to certain of these agreements are lenders under the Credit

Agreement and liabilities related to these agreements are covered under the security provisions of the Credit Agreement. We do not hold or issue derivative financial instruments for trading or speculative purposes. *FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. We recognize all derivatives as either assets or liabilities in the accompanying balance sheet and measure those instruments at fair value. Changes in the fair value of those instruments are reported in accumulated other comprehensive income if they qualify for hedge accounting or in earnings if they do not qualify for hedge accounting. Derivatives qualify for hedge accounting if they are designated as hedge instruments and if the hedge is highly effective in achieving offsetting changes in the fair value or cash flow of the asset or liability hedged. Effectiveness is measured on a regular basis using statistical analysis and by comparing the overall changes in the expected cash flows on the lead and foreign currency forward contracts with the changes in the expected all-in cash outflow required for the lead and foreign currency purchases. This analysis is performed quarterly on the initial purchases that cover the quantities hedged. Accordingly, gains and losses from changes in derivative fair value are deferred until the underlying transaction occurs. Interest expense on the debt is adjusted to include the payments made or received under such interest rate swap agreements. Inventory and cost of goods sold is adjusted to include the payments made or received under such lead and foreign currency forward contracts. Any deferred gains or losses associated with derivative instruments, which on infrequent occasions may be terminated prior to maturity are recognized in earnings in the period in which the underlying hedged transaction is terminated. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, such instrument would be closed and the resulting gain or loss would be recognized in earnings.

In the fourth quarter of fiscal 2009, we adopted SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161") which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS 161 was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.

Fair Value Measurements

In the first fiscal quarter of fiscal 2009, we adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. We did not elect the fair value option for any financial assets or financial liabilities.

Also, in the first fiscal quarter of fiscal 2009, we adopted SFAS No. 157, *Fair Value Measurements* ("SFAS 157") as it relates to fair value measurement requirements for financial assets and liabilities. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. The statement applies under other accounting pronouncements that require or permit fair value measurements. However, FASB deferred the effective date of SFAS 157 until the beginning of our fiscal 2010, as it relates to fair value measurement requirements for non-financial assets and liabilities that are not remeasured at fair value on a recurring basis. These include goodwill and other non-amortized intangibles. Accordingly, SFAS 157 does not require any new fair value measurements. However, for some entities, the application of SFAS 157 will change current practice. The adoption of SFAS 157 as it relates to fair value measurement requirements for financial assets and liabilities did not have a material effect on our consolidated financial statements.

Accounting for Certain Convertible Debt Instruments

In May 2008, the FASB issued Staff Position paper, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)* ("FSP APB 14-1"). FSP APB 14-1 will change the accounting treatment for convertible securities which the issuer may settle fully or partially in cash. Under the final FSP, cash settled convertible securities will be separated into their debt and equity components. The value assigned to the debt component will be the estimated fair value, as of the issuance date, of a similar debt instrument without the conversion feature, and the difference between the aggregate principal amount for the convertible debt and the amount reflected as a debt liability will be recorded as additional paid-in capital. As a result, the debt will be recorded at a discount reflecting its below market coupon interest rate. The debt will subsequently be accreted to its par value over its expected life, with the rate of interest that reflects the market rate at issuance being reflected on the income statement. This change in methodology will affect the calculations of net income and earnings per share for many issuers of cash settled convertible securities. This FSP is effective for financial statements issued by us for the first fiscal quarter of year 2010. Accordingly, we adopted FSP APB 14-1 on April 1, 2009, applied on a retrospective basis. The impact of adoption will be an adjustment to: a) separate our convertible debt into its debt and equity components, initially reducing our long term debt and increasing our equity by approximately $46 million, and b) the accretion of the debt discount will increase interest expense by a non-cash charge of approximately $4 million in fiscal 2009, $5 million in fiscal 2010, increasing to $8 million by fiscal 2015.

Market and Economic Conditions

Our operating results are directly affected by the general cyclical pattern of the industries in which our major customer groups operate. Both our reserve power and motive power segments are heavily dependent on the end markets they serve and our results of operations will vary depending on the capital expenditure environment in these markets. In addition, general economic conditions in the U.S. and international markets in which we and our customers operate also affect demand for our products. Sales of our motive power products, for example, depend significantly on demand for new electric industrial forklift trucks, which in turn depends on end-user demand for additional motive capacity in their distribution and manufacturing facilities. The overall economic conditions in the markets we serve can be expected to have a material effect on our results of operations.

Market conditions in our industry had generally remained strong in fiscal 2008 and through the first quarter of fiscal 2009. The economic climate has since deteriorated with worldwide industrial production and capital spending slowing, both of which have an impact on our unit sales volume. Weakening customer demand has caused a reduction in revenue and exerts pressures on our ability to recover increases in the cost of lead, which is fluctuating wildly in today's volatile commodities market.

Additionally, during the last three fiscal years, the cost of lead, our principal raw material, has fluctuated widely. The highest price for lead on the London Metal Exchange during fiscal 2007 was $0.91 per pound on February 26, 2007 and during fiscal 2008 was $1.81 per pound on October 15, 2007. The highest and the lowest price for lead on the London Metal Exchange during fiscal 2009 was, respectively, $1.34 per pound on April 7, 2008 and $0.40 per pound on December 22, 2008. Since March 31, 2009, lead averaged approximately $0.64 per pound. Our estimated change in lead cost due to fluctuations in price was an increase of approximately $15 million in fiscal 2009 over fiscal 2008. Our estimated incremental lead cost due to increases in average lead prices in fiscal 2008 over fiscal 2007 was approximately $222 million.

We manufacture and assemble our products primarily in China, France, Germany, Mexico, Poland, Bulgaria, the United Kingdom and the United States. Our sales revenue, production costs, profit margins and competitive position are affected by the strength of the currencies in countries where we manufacture or purchase goods relative to the strength of the currencies in countries where our products are sold. Volatile changes in foreign currency exchange rates, such as we experienced in fiscal 2009, impact our cost of commodities.

Our business strategy in the current environment is to maintain or improve our operating margins by closely monitoring our pricing, controlling our costs and controlling our operating cash flow.

We have been subjected to continual and significant pricing pressures over the past several years. We anticipate continuing competitive pricing pressure as Chinese and other foreign producers, able to employ labor at significantly lower costs than producers in the United States. and Western Europe, expand their export capacity and increase their marketing presence in our major United States and European markets. Additionally, current economic pressures have impacted our customer credit risks in both our ability to extend customer credit as well as the ability of our customers to meet their commitments.

Our selling prices had increased substantially during the last several years to partially offset the higher cost of commodities. However, beginning in the second fiscal quarter of 2009, as a result of more recent reductions in the cost of lead, our average selling prices began to decline as measured on a sequential quarterly basis. A continued decline in lead and other commodity costs may result in an additional decline in average selling prices in future quarters. Approximately 35% of our revenue is currently subject to agreements that adjust pricing to a market-based index for lead.

Cost Savings Initiatives—Restructuring

Cost savings programs remain a continuous element of our business strategy and are directed primarily at further reductions in plant manufacturing (labor and overhead), raw materials costs and our operating expenses (primarily selling, general and administrative). Numerous individual cost savings opportunities are identified and evaluated by management with a formal selection and approval process that results in an ongoing list of cost savings projects to be implemented. In certain cases, projects are either modified or abandoned during their respective implementation phases. In order to realize cost savings benefits for a majority of these initiatives, costs are incurred either in the form of capital expenditures, funding the cash obligations of previously recorded restructuring expenses or current period expenses.

In fiscal 2008 we initiated a restructuring plan, primarily in Europe, to facilitate the integration of Energia's reserve and motive power businesses into the Company's worldwide operations. The restructuring was designed to improve operational efficiencies and eliminate redundant costs primarily as a result of the Energia transaction.

In February and May 2009, we announced a plan to restructure our European and American operations, which will result in the reduction of approximately 420 employees on completion of the plan. These actions are primarily in Europe, the most significant of which is the closure of our leased Italian manufacturing facility and the opening of a new Italian distribution center to continue to provide responsive service to our customers in that market. We estimate that the total charges for these actions will amount to approximately $32 million, which includes cash expenses of approximately $23 million, primarily for employee severance-related payments, and a non-cash charge of approximately $9 million, primarily for fixed asset impairments. Based on commitments incurred to date, we recorded a restructuring charge of $19.1 million in the fourth fiscal quarter of 2009. The Company expects to be committed to approximately $13 million of the remaining restructuring charges in fiscal 2010.

We believe that the fiscal 2009 restructuring actions will have a favorable pre-tax earnings impact of $20 million or approximately $0.29 per share on an annualized basis when fully implemented.

Components of Revenue and Expense

Net sales include the invoiced amount for all products sold and services provided; freight costs, when paid for by our customers; less all related allowances, rebates, discounts and sales, value-added or similar taxes.

Cost of goods sold includes the cost of material, labor and overhead; the cost of our service businesses; freight; warranty and other costs such as distribution centers; obsolete or slow moving inventory provisions; and certain types of insurance.

For fiscal 2009, 2008 and 2007, we estimate that materials costs comprised over half of cost of goods sold. The largest single raw material cost is lead, which comprised approximately 32%, 33%, and 25% of cost of goods sold in fiscal 2009, 2008 and 2007, respectively.

We use significant amounts of lead, plastics, steel, copper and other materials in manufacturing our products. The costs of these raw materials, particularly lead, are volatile and beyond our control. Year over year incremental lead costs were approximately $15 million in fiscal 2009, $222 million in fiscal 2008, $71 million in fiscal 2007, $23 million in fiscal 2006, and $44 million in fiscal 2005, as a result of cost increases experienced during those years. Lead is our single largest raw material item and the price of lead has remained volatile. Lead, plastics, steel and copper in the aggregate represent our principal raw materials costs. Volatile raw materials costs can significantly affect our operating results and make period-to-period comparisons difficult. The costs of commodity raw materials such as lead, steel and copper have fluctuated significantly in recent periods. We attempt to control our raw materials costs through strategic purchasing decisions. Where possible, we pass along some or all of our increased raw materials costs to our customers.

The following table shows certain average commodity prices for fiscal 2009, 2008 and 2007, which have not been adjusted for the timing of the impact on our financial results:

	2009	2008	2007
Lead $/lb.(1)	$0.751	$1.296	$0.647
Steel $/lb.(2)	0.333	0.366	0.363
Copper $/lb.(1)	2.660	3.430	3.202

(1) Source: London Metal Exchange ("LME")

(2) Source: Nucor Corporation

Labor and overhead are primarily attributable to our manufacturing facilities. Overhead includes plant operating costs such as utilities, repairs and maintenance, taxes, supplies and depreciation.

Operating expenses include all non-manufacturing selling, general and administrative, engineering and other expenses. These include salaries and wages, sales commissions, fringe benefits, professional fees, supplies, maintenance, general business taxes, rent, communications, travel and entertainment, depreciation, advertising and bad debt expenses.

Operating expenses in fiscal 2009, 2008 and 2007 were incurred in the following functional areas of our business (as a percent of the total) and are substantially similar in both of our business segments.

	2009	2008	2007
Selling	61%	62%	63%
General and administrative	33	32	30
Engineering	6	6	7
Total	100%	100%	100%

Restructuring and other charges and litigation settlement income

In comparing fiscal 2009 financial results to fiscal 2008, and fiscal 2008 financial results to fiscal 2007, management believes it is appropriate to consider the following highlighted pretax charges and credits:

Fiscal 2009 included: $22.4 million of restructuring charges, $3.4 million of legal proceedings charge, $0.3 million of expenses for a secondary offering, and the non-operating charges of $5.2 million related to our debt refinancing; partially offset by gains of $11.3 million on sales of facilities.

Fiscal 2008 included: $13.2 million of operating restructuring charges and $0.6 million of expenses for a shelf registration statement and secondary offerings.

Fiscal 2007 included: $3.8 million of litigation settlement income, $1.1 million of expenses for a shelf registration statement and secondary offering and an abandoned acquisition attempt, and $2.0 million for a non-recurring tax benefit that was incurred in fiscal 2007.

Other income (expense), net consists primarily of non-operating foreign currency transaction gains (losses) and expenses associated with shelf registrations and secondary offerings.

We quantify and monitor our global foreign currency exposures. On a selective basis, we will enter into foreign currency forward contracts and option contracts to reduce our impact from the volatility of currency movements. However, in fiscal 2009 foreign currency transaction gains exceeded the normal statistical ranges. The high volatility of currency fluctuations resulted in foreign currency transaction gains of $11.6 million in fiscal 2009 as compared to losses of $2.7 million in fiscal 2008. We have recently taken steps that we believe will mitigate the impact of these foreign currency rate fluctuations as evidenced by the lower absolute value of such amounts recorded in the fourth fiscal quarter of 2009; however, we cannot be certain that foreign currency fluctuations of the size recognized in fiscal 2009 will not occur in the future.

Results of Operations—Fiscal 2009 Compared to Fiscal 2008

The following table presents summary consolidated statement of income data for fiscal year ended March 31, 2009, compared to fiscal year ended March 31, 2008:

	Fiscal 2009		Fiscal 2008		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Net sales	$1,972.9	100.0%	$2,026.6	100.0%	$(53.7)	(2.7)%
Cost of goods sold	1,559.4	79.0	1,644.7	81.2	(85.3)	(5.2)
Gross profit	413.4	21.0	381.9	18.8	31.5	8.3
Operating expenses	256.5	13.0	249.4	12.3	7.1	2.8
Gain on sale of facilities	(11.3)	(0.6)	—	—	(11.3)	NA
Legal proceedings charge	3.4	0.2	—	—	3.4	NA
Restructuring and other charges	22.4	1.2	13.2	0.7	9.2	69.7
Operating earnings	142.4	7.2	119.3	5.9	23.1	19.4
Interest expense	22.6	1.1	28.9	1.4	(6.3)	(21.8)
Charges related to refinancing	5.2	0.3	—	—	5.2	NA
Other (income) expense, net	(8.6)	(0.4)	4.2	0.2	(12.8)	NA
Earnings before income taxes	123.2	6.2	86.2	4.3	37.0	43.0
Income tax expense	38.6	1.9	26.5	1.3	12.1	45.7
Net earnings	$ 84.6	4.3%	$ 59.7	2.9%	$ 24.9	41.7%

Overview

Fiscal 2009 results include a net sales decrease from fiscal 2008 of 2.7%, to $1.97 billion, with an increase to gross profit of 8.3% to $413.4 million. Our gross profit margin increased 220 basis points to 21% due primarily to price increases to our customers and our cost savings initiatives, partially offset by the unfavorable effect of higher commodity costs of approximately $32 million and decreased sales volume. We estimate that the impact of higher lead costs alone, our primary raw material, unfavorably affected our cost of goods sold by approximately $15 million in fiscal 2009. We estimate that our price increases realized in fiscal 2009 increased our net sales by approximately 5%.

Operating expenses in fiscal 2009 grew over fiscal 2008 by 2.9%, due mainly to general cost increases and higher provisions for bad debts and legal accruals. Operating expenses as a percentage of sales were 13% in fiscal 2009, an increase from 12.3% in fiscal 2008 due to costs described above.

In comparing fiscal 2009 financial results to fiscal 2008, management believes it is appropriate to highlight the following items. We incurred $22.4 million in restructuring expenses in fiscal 2009 compared to $13.2 million in fiscal 2008, and in fiscal 2009 we incurred a $3.4 million legal proceedings charge. Partially offsetting these unfavorable items in fiscal 2009 was a gain on sale of facilities of $11.3 million.

Interest expense in fiscal 2009 decreased from fiscal 2008 by approximately $6.3 million or 21.8%, due primarily to a lower 3.375% interest coupon on the $172.5 million convertible notes and lower LIBOR variable rates, coupled with higher interest income on invested cash, partially offset by higher borrowing levels. In addition, in fiscal 2009, we incurred approximately $5.2 million of charges in connection with the refinancing of amounts borrowed under our prior senior secured credit facility.

Other (income) expense, net was income of approximately $8.6 million in fiscal 2009 compared to a net expense of approximately $4.2 million in fiscal 2008. This is primarily attributed to net foreign currency transaction gains primarily on short-term intercompany loans and receivables of $11.6 million in fiscal 2009, as compared to $2.7 million of losses in fiscal 2008, partially offset in fiscal 2009 by a $0.5 million write-off of minority interest losses.

Net sales by geographic region were as follows:

	Fiscal 2009		Fiscal 2008		Increase (Decrease)	
	In Millions	% Total Sales	In Millions	% Total Sales	In Millions	%
Europe[(1)]	$ 987.2	50.0%	$1,115.3	55.0%	$(128.1)	(11.5)%
Americas	831.3	42.2	777.9	38.4	53.4	6.9
Asia	154.4	7.8	133.4	6.6	21.0	15.8
Total	$1,972.9	100.0%	$2,026.6	100.0%	$ (53.7)	(2.7) %

(1) Includes Europe, Middle East and Africa

Consolidated net sales decreased by $53.7 million or 2.7% in fiscal 2009. In fiscal 2009, price increases of approximately 5% were more than offset by the negative impact of currency fluctuations of approximately 1% and a decrease in organic volume of approximately 7%. The majority of this decrease occurred in the second half of fiscal 2009 as a direct result of the current economic slowdown, particularly in Europe. We believe our competitors are experiencing the same economic challenges and are allowing our global business to continue to gain market share.

The Europe region's revenue decreased by $128.1 million or 11.5% in fiscal 2009, as compared to fiscal 2008, primarily due to lower organic volume. Declining European currencies had a negative impact of approximately $25 million, which was substantially offset by price increases.

The Americas region's revenue increased by $53.4 million or 6.9% in fiscal 2009 as compared to fiscal 2008, due to higher prices, partially offset by declines of approximately 1% in both currency and organic growth.

The Asia region's revenue increased by approximately $21.0 million or 15.8% in fiscal 2009, primarily attributed to higher prices, stronger foreign exchange rates, and continued general business expansion in that region.

Operating earnings by geographic region were as follows:

	Fiscal 2009		Fiscal 2008		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Europe[1]	$ 64.9	6.6%	$ 61.3	5.5%	$ 3.6	5.7%
Americas	79.2	9.5	68.5	8.8	10.7	15.8
Asia	12.8	8.3	2.7	2.0	10.1	NA
Subtotal	156.9	8.0	132.5	6.5	24.4	18.4
Restructuring charges-Europe	(22.0)	(2.2)	(13.2)	(0.7)	(8.8)	66.8
Restructuring charges-Americas	(0.4)	(0.1)	—	—	(0.4)	NA
Gain on sales of facilities-Europe	11.3	1.1	—	—	11.3	NA
Legal proceedings charge-Europe	(3.4)	(0.3)	—	—	(3.4)	NA
Total	$142.4	7.2%	$119.3	5.9%	$23.1	19.4%

(1) Includes Europe, Middle East and Africa

The Europe region's operating earnings increased $3.6 million or 5.7% in fiscal 2009 compared to fiscal 2008 as increased sales prices and cost savings programs more than offset the effect of lower organic volume. The Europe region's operating earnings were also adversely affected by approximately $22.0 million of restructuring charges and approximately $3.4 million for a legal proceedings charge, and favorably affected by the approximate $11.3 million gain on sale of facilities, primarily our Manchester, England manufacturing facility. The restructuring program that was begun in fiscal 2009, the most significant of which is related to our Italian operation, is expected to continue into next fiscal year. In fiscal 2008, the Europe region's operating earnings were adversely affected by the approximate $13.2 million in charges for the restructuring program in Europe, primarily related to the Energia acquisition.

The Americas region's operating earnings increased $10.7 million or 15.8% in fiscal 2009 as net sales grew by approximately 6.9%. The Americas region's operating earnings were favorably affected by sales price increases, improved plant utilization and cost savings programs, which more than offset a 1.1% decline in organic growth. The Americas region's operating earnings were also adversely affected by approximately $0.4 million for a restructuring program charge.

The Asia region's operating earnings, which increased $10.1 million, reflect the improved operating performance primarily from increased organic volume and selling price increases.

A discussion of specific fiscal 2009 versus fiscal 2008 operating results follows, including an analysis and discussion of the results of our two business segments.

Net Sales

	Fiscal 2009		Fiscal 2008		Increase (Decrease)	
	In Millions	% Total Sales	In Millions	% Total Sales	In Millions	%
Reserve power	$ 933.8	47.3%	$ 883.8	43.6%	$ 50.0	5.7%
Motive power	1,039.1	52.7	1,142.8	56.4	(103.7)	(9.1)
Total	$1,972.9	100.0%	$2,026.6	100.0%	$ (53.7)	(2.7)%

Net sales decreased $53.7 million or 2.7% in fiscal 2009 from fiscal 2008. The decline resulted from a decline in organic volume that occurred in the second half of fiscal 2009 as a direct result of the current economic slowdown and currency fluctuations. This decline was partially offset by price increases.

Fluctuations in the U.S. dollar versus foreign currencies resulted in a decrease of approximately $24 million or 1% in fiscal 2009 net sales. The euro exchange rate to the U.S. dollar averaged $1.42/ € in fiscal 2009 compared to $1.43/ € in fiscal 2008, while other European currencies, such as the U.K. pound, declined sharply.

Organic volume declined as a result of the global decline in economic activity. Worldwide industrial production and capital spending are slowing and both have a significant impact on our unit sales volume. The organic volume change in sales (the change in sales, excluding the effects of foreign currency translation and price increases) was a decrease of approximately $132 million or 7% in fiscal 2009 from fiscal 2008.

Partially offsetting the above declines was an approximate $102 million or 5% increase in our sales in fiscal 2009 from fiscal 2008 attributable to selling price recovery actions.

Sales in our reserve power segment increased in fiscal 2009 by $50.0 million or 5.7% compared to the prior year, primarily due to price increases.

Sales in our motive power segment decreased in fiscal 2009 by $103.7 million or 9.1% compared to the prior year, primarily due to a decrease in organic volume from the effects of the global economic decline.

Gross Profit

	Fiscal 2009		Fiscal 2008		Increase	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Gross profit	$413.4	21.0%	$381.9	18.8%	$31.5	8.3%

Gross profit increased $31.5 million or 8.3% in fiscal 2009 compared to fiscal 2008. Gross profit, excluding the effect of foreign currency translation, increased $34.6 million or 9.0% in fiscal 2009 compared to fiscal 2008. Gross profit margin improved 220 basis points in fiscal 2009 compared to fiscal 2008. Gross profit percentage of net sales has improved on a sequential quarterly basis in every quarter of fiscal 2009. Prices for lead, our principal raw material, have fluctuated widely in fiscal 2009. Lead costs approximated 32% of total cost of goods sold for fiscal 2009 as compared to approximately 33% of total cost of goods sold for fiscal 2008. We have made great efforts to improve our gross margin in an environment of fluctuating commodity and energy costs, and we continue to focus on a wide variety of sales initiatives which benefit our margins by improving product mix to higher margin products. Lastly, we continue to focus on cost savings initiatives such as relocating production to low cost facilities and implementing more automation in our manufacturing plants.

Operating Expenses, Gain On Sale Of Manufacturing Facility and Other Charges

	Fiscal 2009		Fiscal 2008		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Operating expenses	$256.5	13.0%	$249.4	12.3%	$ 7.1	2.8%
(Gain) on sale of facilities	$(11.3)	(0.6)%	$ —	— %	$(11.3)	NA
Legal proceedings charge	$ 3.4	0.2%	$ —	— %	$ 3.4	NA
Restructuring charges	$ 22.4	1.1%	$ 13.2	0.7%	$ 9.2	69.7%

Operating Expenses

Operating expenses increased $7.1 million or 2.8% in fiscal 2009 over fiscal 2008 as net sales decreased 2.7%. Excluding the effect of foreign currency translation, operating expenses increased 3.8% in fiscal 2009 over fiscal 2008, while net sales decreased 1.5% in fiscal 2009 over fiscal 2008. Operating expenses represented 13.0% of net sales in fiscal 2009 as compared to 12.3% in fiscal 2008. Selling expenses were 61.0% of operating expenses in fiscal 2009, compared to 61.8% in fiscal 2008. Operating expenses increased in fiscal 2009 as compared to fiscal 2008, primarily due to higher provisions for bad debts and legal accruals. We continued to further reduce our costs in this area through cost savings initiatives.

Gain on Sale of Facilities

Included in our fiscal 2009 operating results are $11.3 million of highlighted gains resulting from the sale of two of our facilities, the most significant of which was the sale of our manufacturing facility in Manchester, England. Included in the Manchester gain was the release of $6.6 million of environmental reserves established through purchase accounting of the ESG acquisition in fiscal 2002 as the buyers assumed all environmental liabilities associated with this facility. The sale of the Manchester facility was a planned element of ongoing European restructuring programs and is consistent with our strategy to migrate production to lower cost facilities.

Restructuring Charges

In fiscal 2009 we incurred obligations for activities to restructure our European and American operations. These actions are primarily in Europe, the most significant of which is the closure of our leased Italian manufacturing facility and the opening of a new Italian distribution center to continue to provide responsive service to our customers in that market. In addition, we made additional cost reduction actions in order to meet current and anticipated future customer demand. The 2009 restructuring plan charge, which totals $19.1 million, includes $12.9 million incurred for staff reductions plus $6.2 million of non-cash impairment charges for redundant machinery and equipment. Also in fiscal 2009 we incurred obligations of approximately $3.3 million for 2008 European restructuring plan activities that resulted from the Energia acquisition, which included $2.9 million that was incurred for staff reductions and professional fees, plus $0.4 million of non-cash impairment charges for redundant machinery and equipment, bringing the total expense to date for the 2008 European restructuring initiative to approximately $16.5 million.

Included in our fiscal 2008 operating results are $13.2 million of highlighted restructuring charges for European restructuring activities, which included $9.3 million that were incurred for staff reductions and professional fees, plus $3.9 million of non-cash impairment charges for redundant machinery and equipment.

At March 31, 2009, the 2008 European restructuring program is essentially complete, however, the 2009 restructuring program that incurred $19.1 million in fiscal 2009, is expected to continue into fiscal 2010 and incur additional obligations of approximately $13 million.

Legal Proceedings Charge

Included in our fiscal 2009 operating results are $3.4 million of highlighted expenses resulting from a June 2008 ruling from the Court of Commerce in Lyon, France that our French subsidiary, EnerSys Sarl, was partially responsible for a 1999 fire in a French hotel under construction, which occurred prior to the our acquisition of EnerSys Sarl in 2002. We have appealed this ruling.

Operating Earnings

	Fiscal 2009		Fiscal 2008		Increase (Decrease)	
	In Millions	As % Net Sales(1)	In Millions	As % Net Sales(1)	In Millions	%
Reserve power	$ 86.4	9.2%	$ 43.8	5.0%	$ 42.6	97.3%
Motive power	70.5	6.9	88.7	7.8	(18.2)	(20.5)
Subtotal	156.9	8.0	132.5	6.5	24.4	18.4
Gain on sale of facilities-Reserve	10.9	1.2	—	—	10.9	NA
Gain on sale of facilities-Motive	0.4	—	—	—	0.4	NA
Restructuring charges-Reserve	(5.5)	(0.5)	(8.5)	(1.0)	3.0	35.3
Restructuring charges-Motive	(16.9)	(1.7)	(4.7)	(0.4)	(12.2)	NA
Litigation proceedings charge-Reserve	(3.4)	(0.4)	—	—	(3.4)	NA
Total operating earnings	$142.4	7.2%	$119.3	5.9%	$ 23.1	19.4%

(1) The percentages shown for the segments are computed as a percentage of the applicable segment's net sales.

Fiscal 2009 operating earnings of $142.4 million were $23.1 million higher than in fiscal 2008 and our operating margins increased 130 basis points to 7.2%. Fiscal 2009 operating earnings were favorably affected by price increases and our continuing cost savings programs, partially offset by higher commodity costs and lower sales volume. As discussed above, fiscal 2009 operating earnings included $11.3 million of highlighted gains resulting from the sale of two of our facilities and $3.4 million of highlighted legal proceedings charge. In addition fiscal 2009 and 2008 operating earnings included the negative impact of $22.4 million and $13.2 million, respectively, of restructuring charges.

Interest Expense

	Fiscal 2009		Fiscal 2008		(Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Interest expense	$22.6	1.1%	$28.9	1.4%	$(6.3)	(21.8)%

Fiscal 2009 interest expense of $22.6 million (net of interest income of $0.4 million) decreased 21.8% from fiscal 2008. Our average debt outstanding in fiscal 2009 was approximately $440 million, as compared to our average debt of $430 million in fiscal 2008. Our average interest rate on borrowings incurred in fiscal 2009 was 5.0%, a decrease of 150 basis points from 6.5% in fiscal 2008. Included in fiscal 2009 interest expense are non-cash charges of $1.9 million for deferred financing fees, an increase of $0.3 million from fiscal 2008. The decrease in interest expense in fiscal 2009 compared to the fiscal 2008 is attributed primarily to a lower 3.375% interest coupon on the $172.5 million convertible notes and lower LIBOR variable rates and higher interest income on invested cash, partially offset by higher borrowing levels.

Charges Related to Refinancing

	Fiscal 2009		Fiscal 2008		Increase	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Charges related to refinancing	$5.2	0.3%	$—	— %	$5.2	NA%

In fiscal 2009, we incurred charges in connection with the refinancing of amounts borrowed under our prior senior secured credit facility. These charges included approximately $4.0 million in write offs of deferred financing fees and $1.2 million of losses incurred as a result of the termination of certain interest rate swap agreements.

Other (Income) Expense, Net

	Fiscal 2009		Fiscal 2008		Increase	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Other (income) expense, net	$(8.6)	(0.4)%	$4.2	0.2%	$(12.8)	NA%

Other (income) expense, net was net income of approximately $8.6 million in fiscal 2009 compared to a net expense of approximately $4.2 million in fiscal 2008. This is primarily attributed to net foreign currency transaction gains primarily on short-term intercompany loans and receivables of $11.6 million in fiscal 2009, as compared to $2.7 million of losses in fiscal 2008, partially offset in fiscal 2009 by a $0.5 million write-off of minority interest losses. In addition, other (income) expense, net in fiscal 2009 and 2008 included expenses of $0.3 million and $0.6 million, respectively, for shelf registration statements and secondary offerings.

Earnings Before Income Taxes

	Fiscal 2009		Fiscal 2008		Increase	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Earnings before income taxes	$123.2	6.2%	$86.2	4.3%	$37.0	42.9%

As a result of the factors discussed above, fiscal 2009 earnings before income taxes were $123.2 million, an increase of $37 million or 42.9% compared to fiscal 2008.

Income Tax Expense

	Fiscal 2009		Fiscal 2008		Increase	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Income tax expense	$38.6	2.0%	$26.5	1.3%	$12.1	45.7%
Effective tax rate	31.3%		30.7%			

The effective income tax rate was 31.3% in fiscal 2009, compared to the fiscal 2008 effective tax rate of 30.7 %. The higher effective income tax rate in fiscal 2009 was due to changes in the mix of earnings among our various legal entities in multiple jurisdictions, partially offset by a non-recurring tax benefit of approximately $1.1 million that was recognized in the first fiscal quarter of 2009 on the effective settlement of a foreign tax audit, which reduced our book effective tax rate by 0.9%.

Net Earnings

	Fiscal 2009		Fiscal 2008		Increase	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Net earnings	$84.6	4.3%	$59.7	2.9%	$24.9	41.7%

As a result of the factors discussed above, fiscal 2009 net earnings were $84.6 million compared to fiscal 2008 net earnings of $59.7 million. The $24.9 million increase is due primarily to a $31.5 million increase in gross profit, a $11.3 million gain on sale of facilities, and a $12.8 million favorable increase in other income, expense, net, and a $6.3 million decrease in interest expense. These favorable changes were partially offset by a $7.1 million increase in operating expenses, a $9.2 million increase in restructuring charges, a $3.4 million legal proceedings charge, a $5.2 million charge related to refinancing, and a $12.1 million increase in income taxes in fiscal 2009.

Net earnings per common share in fiscal 2009 were $1.73 per basic share and $1.71 per diluted share compared to $1.25 per basic share and $1.22 per diluted share in fiscal 2008.

Results of Operations—Fiscal 2008 Compared to Fiscal 2007

The following table presents summary consolidated statement of income data for fiscal year ended March 31, 2008, compared to fiscal year ended March 31, 2007:

	Fiscal 2008		Fiscal 2007		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Net sales	$2,026.6	100.0%	$1,504.5	100.0%	$522.1	34.7%
Cost of goods sold	1,644.7	81.2	1,193.3	79.3	451.4	37.8
Gross profit	381.9	18.8	311.2	20.7	70.7	22.7
Operating expenses	249.4	12.3	221.1	14.7	28.3	12.8
Restructuring charges	13.2	0.7	—	—	13.2	NA
Litigation settlement income	—	—	(3.8)	(0.2)	(3.8)	NA
Operating earnings	119.3	5.9	93.9	6.2	25.4	27.2
Interest expense	28.9	1.4	27.7	1.8	1.2	4.3
Other (income) expense, net	4.2	0.2	3.1	0.2	1.1	35.5
Earnings before income taxes	86.2	4.3	63.1	4.2	23.1	36.6
Income tax expense	26.5	1.3	17.9	1.2	8.6	48.0
Net earnings	$ 59.7	2.9%	$ 45.2	3.0%	$ 14.5	32.1%

Overview

Fiscal 2008 results include a net sales increase over fiscal 2007 of 34.7%, to $2.03 billion, with an increase to gross profit of 22.7% to $381.9 million. Our gross profit margin decreased 190 basis points to 18.8% due primarily to the unfavorable effect of higher commodity costs of approximately $240 million, partially offset by increased sales volume, price increases to our customers and our cost savings initiatives. We estimate that the impact of higher lead costs alone, our primary raw material, unfavorably affected our cost of goods sold by approximately $222 million in fiscal 2008. We estimate that our price increases realized in fiscal 2008 increased our net sales by approximately 14%.

Operating expenses in fiscal 2008 grew over fiscal 2007 by 12.8%, due mainly to currency fluctuations. Operating expenses as a percentage of sales were 12.3% in fiscal 2008, down from 14.7% in fiscal 2007 due to the favorable impact from higher net sales relative to the fixed elements of our operating expenses, cost savings actions and a decrease in public company costs (primarily costs associated with Sarbanes-Oxley Section 404 compliance) of approximately $2 million.

We incurred $13.2 million in restructuring expenses in fiscal 2008 compared to none in fiscal 2007. In fiscal 2007 we received litigation settlement income of $3.8 million. Interest expense in fiscal 2008 increased over fiscal 2007 by approximately $1.2 million or 4.3%, due primarily to increased debt to fund working capital growth. Other (income) expense, net was higher in fiscal 2008 by approximately $1.1 million over fiscal 2007 due primarily to higher foreign currency transaction losses, primarily on short-term intercompany loans, partly offset by lower expenses in fiscal 2008 for shelf registrations and secondary offerings ($0.6 million compared to $0.8 million in fiscal 2007), and an abandoned acquisition attempt in fiscal 2007. The above fiscal 2008 over fiscal 2007 improvements in performance were partially offset by a non-recurring tax benefit of approximately $2.0 million that we recorded in fiscal 2007. These factors resulted in the net earnings increase of $14.5 million or 32.1% to $59.7 million.

In comparing fiscal 2008 financial results to fiscal 2007, management believes it is appropriate to highlight the $13.2 million of restructuring charges and the $0.6 million of expenses for shelf registrations and secondary offerings incurred in fiscal 2008; and the $1.1 million of expenses for a shelf registration statements and secondary offering and an abandoned acquisition attempt, the favorable $3.8 million of litigation settlement income, and the $2.0 million in non-recurring tax benefit incurred in fiscal 2007.

Net sales by geographic region were as follows:

	Fiscal 2008		Fiscal 2007		Increase	
	In Millions	% Total Sales	In Millions	% Total Sales	In Millions	%
Europe[1]	$1,115.3	55.0%	$ 784.6	52.2%	$330.7	42.2%
Americas	777.9	38.4	630.8	41.9	147.1	23.3
Asia	133.4	6.6	89.1	5.9	44.3	49.7
Total	$2,026.6	100.0%	$1,504.5	100.0%	$522.1	34.7%

(1) Includes Europe, Middle East and Africa

All geographic regions experienced solid sales growth in fiscal 2008. We believe our global business continued to gain market share.

The Europe region's revenue increased by approximately $330.7 million or 42.2% in fiscal 2008, as compared to fiscal 2007. The euro increased on average by approximately 10.9% in fiscal 2008, having an impact of approximately $111 million on our Europe business' fiscal 2008 net sales growth. Further, the Europe region's revenue benefited from the Energia and other smaller acquisitions, which increased their net sales by approximately $25 million in fiscal 2008.

The Americas region's revenue increased by approximately $147.1 million or 23.3% in fiscal 2008 as compared to fiscal 2007, primarily due to higher prices and volume growth.

The Asia region's revenue increased by approximately $44.3 million in fiscal 2008, primarily attributed to higher prices and continued general business expansion in that region.

After excluding the impact of the Energia and other smaller acquisitions and adjusting for the impact of the stronger currencies (primarily the euro) and price increases in fiscal 2008, consolidated net sales increased approximately 11% compared to the prior year.

Operating earnings by geographic region were as follows:

	Fiscal 2008		Fiscal 2007		Increase (Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Europe[1]	$ 61.3	5.5%	$36.0	4.6%	$ 25.3	70.3%
Americas	68.5	8.8	52.7	8.4	15.8	30.0
Asia	2.7	2.0	1.4	1.6	1.3	92.9
Subtotal	132.5	6.5	90.1	6.0	42.4	47.1
Restructuring charges-Europe	(13.2)	(0.7)	—	—	(13.2)	NA
Litigation settlement income-Americas	—	—	3.8	0.3	(3.8)	NA
Total	$119.3	5.9%	$93.9	6.2%	$ 25.4	27.2%

(1) Includes Europe, Middle East and Africa

The Europe region's operating earnings increased $25.3 million or 70.3% in fiscal 2008 compared to fiscal 2007 as increased sales volume, prices and cost savings programs more than offset higher commodity costs.

The Americas region's operating earnings increased 30.0% as net sales grew by approximately 23.3%. The Americas region's operating earnings were favorably affected by sales price increases, improved plant utilization and cost savings programs, which more than offset higher commodity costs.

The Asia region's operating earnings reflect the improved operating performance in this region. The region realized significant price increases in fiscal 2008; partially offset by the negative impact of higher commodity costs and continued challenging competitive conditions in this region.

The above operating earnings performance improvement in fiscal 2008 was reduced by the European restructuring program that continued into fiscal year 2009, and the fiscal 2007 favorable litigation settlement income.

A discussion of specific fiscal 2008 versus fiscal 2007 operating results follows, including an analysis and discussion of the results of our two business segments.

Net Sales

	Fiscal 2008		Fiscal 2007		Increase	
	In Millions	%Total Sales	In Millions	%Total Sales	In Millions	%
Reserve power	$ 883.8	43.6%	$ 642.6	42.7%	$241.2	37.5%
Motive power	1,142.8	56.4	861.9	57.3	280.9	32.6
Total	$2,026.6	100.0%	$1,504.5	100.0%	$522.1	34.7%

Net sales increased $522.1 million or 34.7% in fiscal 2008 over fiscal 2007. This growth resulted primarily from four main factors: currency fluctuations, acquisitions, pricing and organic growth.

Stronger currencies, primarily the euro compared to the U.S. dollar, resulted in an increase of $125 million or 8% in fiscal 2008 net sales. The euro exchange rate to the U.S. dollar averaged $1.43/ € in fiscal 2008 compared to $1.29/ € in fiscal 2007. Excluding the effect of foreign currency fluctuations, net sales in the Europe region increased 28%, the Americas region increased 23%, and the Asia region increased 38% in fiscal 2008 compared to fiscal 2007.

Acquisitions of Energia in May 2007, Leclanché in January 2007, contributed almost $28 million or 2% of worldwide incremental net sales in fiscal 2008 as compared to fiscal 2007.

We implemented a series of selling price increases to offset some of the increased costs associated with lead and other key materials used in the manufacturing of our products. As described previously, competitive conditions remained challenging in our industry, with only a partial recovery of higher commodity costs experienced in fiscal 2008 and 2007 from sales price increases. We realized selling price increases of approximately 14% in fiscal 2008 and 5% in fiscal 2007, which represents approximately 85% of the commodity cost increases experienced in fiscal 2008 and roughly 66% of the commodity cost increases in fiscal 2007. We remained highly focused on maximizing our pricing actions; however, there is a time lag in realizing the full impact from announced price increases in our operating results, caused primarily by the impact of our order backlog. Price increases resulted in an increase in net sales of approximately $204 million or 14% in fiscal 2008 over fiscal 2007 in both segments. Strong efforts were made to pass through sales price increases in all regions. In general, more selling price realization occurred in our motive power business in comparison to our reserve power business during fiscal 2007, but was comparable in fiscal 2008.

Organic growth (increased net sales excluding the impact of currency, pricing and acquisitions) contributed approximately $165 million or 11% to net sales in fiscal 2008 over fiscal 2007. We believe our organic growth resulted from a combination of our increased market share and overall market growth.

Fiscal 2008 net sales growth, excluding the effect of foreign currency translation, in reserve power and motive power was approximately 30% and 24%, respectively, compared to fiscal 2007.

Excluding the effect of foreign currency translation, the reserve power segment achieved solid growth in fiscal 2008 sales as compared to fiscal 2007 sales, due primarily to improving sales trends for both telecom and UPS battery markets and the strong sales of aerospace and defense batteries, coupled with the impact of approximately $12 million of increased sales from recent acquisitions.

The strong growth experienced in our motive power segment in the prior year continued into fiscal 2008 and benefited from approximately $16 million of increased sales from acquisitions.

See Note 2 of Notes to Consolidated Financial Statements in this Form 10-K for descriptions of the Energia, Leclanché, CFT, EAS and GAZ acquisitions.

Gross Profit

	Fiscal 2008		Fiscal 2007		Increase	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Gross profit	$381.9	18.8%	$311.2	20.7%	$70.7	22.7%

Gross profit increased $70.7 million or 22.7% in fiscal 2008 compared to fiscal 2007. Gross profit, excluding the effect of foreign currency translation, increased $55.1 million or 17.7% in fiscal 2008 compared to fiscal 2007. Gross profit margin declined 190 basis points in fiscal 2008 compared to fiscal 2007. The primary cause of the decline in gross profit margin is attributed to higher commodity and energy costs. Pricing recovery to offset higher commodity costs increased net sales by approximately 14% in fiscal 2008 and continues to be challenging. Lead represents our principal raw material and approximated 33% of total cost of goods sold for fiscal 2008 as compared to approximately 25% of total cost of goods sold for fiscal 2007. Lead costs continued to increase dramatically and increased approximately $222 million compared to the prior year. We continued to focus on cost savings initiatives to help mitigate the rising cost of commodities. Additionally, we continued to focus on a wide variety of sales initiatives which benefit our margins by improving product mix to higher margin products. Lastly, as previously discussed, we implemented multiple sales price increases throughout the year to offset commodity cost increases.

Operating Expenses

	Fiscal 2008		Fiscal 2007		Increase	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Operating expenses	$249.4	12.3%	$221.1	14.7%	$28.3	12.8%

Operating expenses increased $28.3 million or 12.8% in fiscal 2008 over fiscal 2007 as net sales increased 34.7%. Excluding the effect of foreign currency translation, operating expenses increased 7.9% in fiscal 2008 over fiscal 2007, while net sales increased 26.4% in fiscal 2008 over fiscal 2007. These increases also reflect the additional operating expenses and sales of the acquired Energia, Leclanché, EAS and GAZ businesses. Operating expenses represented 12.3% of net sales in fiscal 2008 as compared to 14.7% in fiscal 2007. Selling expenses were 61.8% of operating expenses in fiscal 2008, compared to 62.8% in fiscal 2007. We continued to further reduce our costs in this area through cost savings initiatives.

Restructuring Charges—Operating

	Fiscal 2008		Fiscal 2007		Increase	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Restructuring charges	$13.2	0.7%	$—	— %	$13.2	NA

Included in our fiscal 2008 operating results are $13.2 million of highlighted restructuring charges that resulted from the Energia acquisition, which included $9.3 million that were incurred for staff reductions and professional fees, plus $3.9 million of non-cash impairment charges for redundant machinery and equipment. There were no restructuring charges in fiscal 2007.

Litigation Settlement (Income)—Operating

	Fiscal 2008		Fiscal 2007		(Decrease)	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Litigation settlement income	$—	— %	$(3.8)	(0.2)%	$(3.8)	NA

Included in our fiscal 2007 operating results is litigation settlement income of $3.8 million, net of fees and expenses, from the settlement of two separate legal matters associated with our Americas business. The amounts of the settlements have been recorded as increases in operating earnings in fiscal 2007, as the costs related to these matters were previously recorded as an element of operating earnings.

Operating Earnings

	Fiscal 2008		Fiscal 2007		Increase (Decrease)	
	In Millions	As % Net Sales[(1)]	In Millions	As % Net Sales[(1)]	In Millions	%
Reserve power	$ 43.8	5.0%	$31.3	4.9%	$12.5	39.9%
Motive power	88.7	7.8	58.8	6.8	29.9	50.9
Subtotal	132.5	6.4	90.1	6.0	42.4	47.1
Restructuring charges-Reserve	(8.5)	(1.0)	—	—	(8.5)	NA
Restructuring charges-Motive	(4.7)	(0.4)	—	—	(4.7)	NA
Litigation settlement income-Reserve	—	—	3.0	0.5	(3.0)	NA
Litigation settlement income-Motive	—	—	0.8	0.1	(0.8)	NA
Total operating earnings	$119.3	5.9%	$93.9	6.2%	$25.4	27.2%

(1) The percentages shown for the segments are computed as a percentage of the applicable segment's net sales.

Fiscal 2008 operating earnings of $119.3 million were $25.4 million higher than in fiscal 2007 and our operating margins decreased 30 basis points to 5.9%. Fiscal 2008 operating earnings included the $13.2 million negative impact of restructuring charges; and fiscal 2007 operating earnings included the favorable impact of $3.8 million of litigation settlement income. As discussed above, our operating earnings were favorably affected by sales volume, price increases and our continuing cost savings programs, partially offset by higher commodity costs.

Interest Expense

	Fiscal 2008		Fiscal 2007		Increase	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Interest expense	$28.9	1.4%	$27.7	1.8%	$1.2	4.3%

Fiscal 2008 interest expense of $28.9 million (net of interest income of $1.2 million) increased 4.3% over fiscal 2007. Our average debt outstanding in fiscal 2008 was approximately $430 million, as compared to our average debt of $417 million in fiscal 2007. Our average interest rate on borrowings incurred in fiscal 2008 was 6.5%, a decrease of 10 basis points from 6.6% in fiscal 2007. Included in fiscal 2008 interest expense are non-cash charges of $1.5 million for deferred financing fees, an increase of $0.1 million from fiscal 2007. The increase in interest expense is due primarily to higher average debt and lower interest income; partially offset by lower interest rates on our variable rate debt in fiscal 2008 attributable to actions taken by central banks to decrease interest rates.

Other (Income) Expense, Net

	Fiscal 2008		Fiscal 2007		Increase	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Other (income) expense, net	$4.2	0.2%	$3.1	0.2%	$1.1	35.5%

Fiscal 2008 other expense, net, which was $4.2 million, consists primarily of $2.7 million in foreign currency transaction losses and $0.6 million in fees related to secondary stock offerings. This compares to fiscal 2007 other expense of $3.1 million, which consisted primarily of $1.6 million in foreign currency transaction losses and $1.1 million in fees related to a secondary stock offering and an abandoned acquisition attempt. Both years' foreign currency transaction losses were primarily associated with short-term intercompany loan balances.

Earnings Before Income Taxes

	Fiscal 2008		Fiscal 2007		Increase	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Earnings before income taxes	$86.2	4.3%	$63.1	4.2%	$23.1	36.6%

As a result of the factors discussed above, fiscal 2008 earnings before income taxes were $86.2 million, an increase of $23.1 million or 36.6% compared to fiscal 2007. Included in fiscal 2008 earnings before income taxes were $13.2 million of restructuring charges and $0.6 million of secondary offering expenses. Included in fiscal 2007 earnings before income taxes were $3.8 million of litigation settlement income, $1.1 million of secondary offering expenses and a loss on an abandoned acquisition attempt.

Income Tax Expense

	Fiscal 2008		Fiscal 2007		Increase	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Income tax expense	$26.5	1.3%	$17.9	1.2%	$8.6	48.0%
Effective tax rate	30.7%		28.4%			

The effective income tax rate was 30.7% in fiscal 2008, compared to the fiscal 2007 effective tax rate, before the non-recurring credit, of 31.6 %. The effective income tax rate was 28.4% in fiscal 2007, as the fiscal 2007 tax expense includes a non-recurring tax benefit of approximately $2.0 million recorded in the third fiscal quarter of 2007, attributable to the favorable resolution of a prior year tax matter related to our European business, which reduced our book effective tax rate by 320 basis points. Additionally, in fiscal 2007, changes in the mix of earnings among our various legal entities in multiple foreign jurisdictions resulted in an approximate one percentage point decrease on our effective tax rate.

Net Earnings

	Fiscal 2008		Fiscal 2007		Increase	
	In Millions	As % Net Sales	In Millions	As % Net Sales	In Millions	%
Net earnings	$59.7	2.9%	$45.2	3.0%	$14.5	32.1%

As a result of the factors discussed above, fiscal 2008 net earnings were $59.7 million compared to fiscal 2007 earnings of $45.2 million. The $14.5 million increase is due primarily to a $70.7 million increase gross profit, partially offset by $13.2 million of restructuring charges, a $28.3 million increase in operating expenses, a $1.2 million increase in interest expense, a $1.1 million increase in other expense and a $8.6 million increase in income taxes in fiscal 2008. In addition, fiscal 2007 benefited from $3.8 million (pre-tax) of litigation settlement income and the approximately $2.0 million non-recurring tax benefit.

Net earnings per common share in fiscal 2008 were $1.25 per basic share and $1.22 per diluted share compared to $0.97 per basic share and $0.95 per diluted share in fiscal 2007.

Liquidity and Capital Resources

Overview

As we discussed in our *Overview* and *Market and Economic Conditions* above, our results have been significantly affected by the global decline in economic activity. As our net sales have declined each of the last three fiscal quarters, our need for primary working capital was reduced. The cash flow generated from the reduction of primary working capital in fiscal 2009 was $67.1 million, a $209.9 million improvement over the $142.8 million used to increase primary working capital in fiscal 2008. During the same time, the aging and quality of our accounts receivable deteriorated somewhat as a small number of our customers have experienced serious financial difficulties in the current economic environment.

During the first quarter of fiscal 2009, we refinanced the majority of our debt with a new $350 million senior secured credit facility and the issuance of $172.5 million of senior unsecured convertible notes. This refinancing was completed during favorable debt market conditions and significantly lowered our cash interest costs. In addition, it provided us with greater flexibility to grow the business. Should we need a significant increase in our debt for potential growth, there is no assurance that our current favorable structure would continue.

Cash Flow and Financing Activities

Cash and cash equivalents at March 31, 2009, 2008, and 2007, were $163.2 million, $20.6 million, and $37.8 million, respectively.

Cash provided by operating activities for fiscal 2009, 2008, and 2007, was $219.4 million, $4.0 million and, $72.4 million, respectively.

The $215.4 million increase in operating cash flow in fiscal 2009 as compared to fiscal 2008 was primarily from four areas: (a) a $209.9 million increase in cash provided from primary working capital; (b) a $25.2 million improvement in net earnings before non-cash depreciation and asset disposals; partially offset by (c) a $16.5 million increased use of cash for accrued expenses and other liabilities; and (d) an additional $4.1 million use of cash for prepaid and other current assets and other assets.

As explained above in the discussion of our use of "non-GAAP financial measures," we monitor the level and percentage of sales of our primary working capital accounts. Primary working capital for this purpose is trade accounts receivable, plus inventories, minus trade accounts payable and the resulting net amount is divided by the trailing three month net sales (annualized) to derive a primary working capital percentage. Primary working capital was $437.9 million (yielding a primary working capital percentage of 27.8%) at March 31, 2009 and $578.2 million (yielding a primary working capital percentage of 24.8%) at March 31, 2008. The 3.0 percentage point increase during fiscal 2009 was due to a higher level of trade receivables and a lower level of accounts payable, relative to sales, partially offset by a lower level of inventory. We have continued to experience a moderate worldwide increase in day's sales outstanding in receivables, which we are closely monitoring. We recognize there is additional credit risk in the current economic environment and we are taking appropriate steps to reduce this risk. However, we do not believe the increase in credit risk in fiscal 2009 is material to our overall business. We have increased our provision for bad debts by approximately $3.0 million to a level that we believe is adequate at this time. We have continued to reduce inventory levels as demand has softened, and also experienced a modest improvement in inventory turns. We are continuing to adjust production levels and inventory balances to correspond with changes in demand and are also reducing purchases to reflect softening demand; therefore accounts payable as a percent of trailing sales is declining, having the effect of increasing our primary working capital percentage. Primary working capital and primary working capital percentages at March 31, 2009 and 2008 are computed as follows:

At March 31,	Trade Receivables	Inventory	Accounts Payable	Total	Quarter Revenue Annualized	Primary Working Capital %
			(in millions)			
2009	$356.2	$209.3	$(127.6)	$437.9	$1,572.6	27.8%
2008	503.0	335.7	(260.5)	578.2	2,327.5	24.8%

Earnings before non-cash items in fiscal 2009, which excluded primarily depreciation and amortization, a non-cash restructuring charge, the write-off of deferred financing fees, stock compensation and an increase in our reserve for doubtful accounts, and the gain on sale of certain of our facilities, totaled $142.5 million. Earnings before non-cash items in fiscal 2008, which excluded primarily depreciation and amortization, a non-cash restructuring charge, stock compensation, and an increase in our reserve for doubtful accounts totaled $117.3 million.

Cash used in investing activities for fiscal 2009, 2008 and 2007 was $46.8 million, $62.2 million and $49.1 million, respectively. Capital expenditures were $57.1 million, $45.0 million and $42.4 million in fiscal 2009, 2008 and 2007, respectively. The current year's capital spending includes the continuation of a capacity expansion of our TPPL manufacturing facilities. We anticipate spending a total of approximately $50 million on this project before the completion in fiscal 2010. Additionally, we received $10.3 million from the sale of facilities in fiscal 2009, as compared to investing $17.4 million in fiscal 2008, primarily for the Energia acquisition.

Financing activities used cash of $23.2 million in fiscal 2009, compared to cash provided of $39.6 million in fiscal 2008. During the first fiscal quarter of 2009, we repaid $351.4 million borrowed under our prior senior secured credit facility with the issuance of $172.5 million of unsecured convertible notes, and $225.0 million of Term A loans borrowed under our new $350 million senior secured credit facility. Additionally, in fiscal 2009, we repaid $34.2 million of short-term debt and paid $10.9 million in refinancing fees related to the new unsecured convertible notes and senior secured credit facility. In the fiscal 2008 we increased short-term debt by $23.5 million, primarily for the May 2007 EnerSys AD acquisition.

During fiscal 2009, we purchased 1.8 million shares of our common stock at $11.00 per common share for $19.8 million in the aggregate from an institutional shareholder. The exercise of stock options and the related tax benefits contributed $11.9 million in fiscal 2009, compared to $26.8 million in fiscal 2008.

As a result of the above, cash and cash equivalents increased $142.5 million from $20.6 million at March 31, 2008 to $163.2 million at March 31, 2009.

Fiscal 2009 Debt Refinancing Program and Sale of Convertible Debt

In May 2008, we completed the sale of $172.5 million aggregate principal amount of senior unsecured 3.375% convertible notes due 2038, and used the net proceeds of $168.2 million to repay a portion of our existing senior secured Term Loan B. The senior unsecured convertible notes are potentially convertible, at the option of the holders, into shares of EnerSys common stock. It is our current intent to settle the principal amount of any conversions in cash, and any additional conversion consideration in cash, shares of EnerSys common stock or a combination of cash and shares. The notes will mature on June 1, 2038, unless earlier converted, redeemed or repurchased.

Concurrently with the convertible note offering, certain of our stockholders sold 3.69 million shares of EnerSys' common stock pursuant to an effective shelf registration statement filed with the Securities and Exchange Commission on May 19, 2008. We did not receive any proceeds from the common stock offering.

Also, immediately following the closing of the senior unsecured convertible note issue, we commenced refinancing the outstanding combined balance of the senior secured Term Loan B and our existing Revolver of approximately $300 million, with a new $350 million senior secured facility comprising Term A Loans of $225 million and a new $125 million Revolver.

The $225.0 million senior secured Term A Loans are subject to a quarterly principal amortization of 1.25% in Year 1, 1.88% in Years 2-3, 2.50% in Year 4, 3.13% in Year 5 and 14.38% in Year 6 and matures on June 27, 2014. The $125.0 million revolving credit facility matures on June 27, 2013. Borrowings under this credit agreement bears interest at a floating rate based, at our option, upon (i) a LIBOR rate plus an applicable percentage (currently 1.50%), or (ii) the greater of the federal funds rate plus 0.5% or the prime rate, plus an applicable percentage (currently 0.50%).

All obligations under the senior secured credit agreement are secured by, among other things, substantially all of our U.S. assets. Our credit agreements contain various covenants which, absent prepayment in full of the indebtedness and other obligations, or the receipt of waivers, would limit our ability to conduct certain specified business transactions, buy or sell assets out of the ordinary course of business, engage in sale and leaseback transactions, pay dividends and take certain other actions. There are no prepayment penalties on loans under the $350 million senior secured credit facility.

Amendment to Credit Agreements

On May 15, 2008, we amended the Euro 25 Million Credit Agreement, and, on May 16, 2008, we amended the $480 million Senior Secured Credit Agreement. The amendments permitted us to issue up to $205 million of unsecured indebtedness and to enter into a new $350 million US Credit Agreement on terms substantially similar to the then existing secured credit agreement. On October 16, 2008, we amended the Euro 25 Million Credit Agreement in order to incorporate into the agreement changes and covenants from the new $350 million senior secured credit facility.

Prior Senior Credit Agreement and Other Financing Matters

In June 2007, we amended our prior senior secured credit agreement. The lenders approved the elimination of our senior secured debt leverage ratio (while maintaining our total debt leverage ratio).

In February 2007, in order to take advantage of our lower leverage and the favorable market conditions, we amended our prior senior secured credit agreement and reduced our borrowing rates on the senior secured Term Loan B by 0.25% to LIBOR+175 basis points. The existing $355.9 million term loans were converted into new Term B Loans. The initial $380 million senior secured Term Loan B had a 0.25% quarterly principal amortization and matured on March 17, 2011. The $100 million senior secured revolving credit facility matured on March 17, 2009. Borrowings under this credit agreement bear interest at a floating rate based, at our option, upon a LIBOR rate plus an applicable percentage or the greater of the federal funds rate plus 0.5% or the prime rate, plus an applicable percentage. The average effective borrowing rates on our total debt for fiscal 2009, 2008 and 2007 were 5.0%, 6.5% and 6.6%, respectively. See Note 11 of Notes to Consolidated Financial Statements in this Form 10-K for information on our interest rate swap agreements.

All obligations under the prior senior secured credit agreement were secured by, among other things, substantially all of our U.S. assets. Our credit agreements contain various covenants which, absent prepayment in full of the indebtedness and other obligations, or the receipt of waivers, would limit our ability to conduct certain specified business transactions, buy or sell assets out of the ordinary course of business, engage in sale and leaseback transactions, pay dividends and take certain other actions. There were no prepayment penalties on loans under the $480 million senior secured credit facility.

We currently are in compliance with all covenants and conditions under our credit agreements.

In addition to the above described credit facility, our foreign subsidiaries maintain local credit facilities to provide credit for working capital and other purposes.

In addition to cash flows from operating activities, we had available committed and uncommitted credit lines of approximately $265 million at March 31, 2009 and $185 million at March 31, 2008 to cover short-term liquidity requirements. On a long-term basis, our senior secured revolving credit facility is committed through June 2013, as long as we continue to comply with the covenants and conditions of the facility agreement. Included in our available credit lines at March 31, 2009, is $123.8 million of our senior secured revolving credit facility.

We believe that our cash flow from operations, available cash and short-term investments and available borrowing capacity under our senior secured credit agreement will be sufficient to meet our liquidity needs, including normal levels of capital expenditures, for the foreseeable future; however, there can be no assurance that this will be the case.

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements during any of the periods covered by this report.

Contractual Obligations and Commercial Commitments

At March 31, 2009, we had certain cash obligations, which are due as follows:

	Total	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
			(in millions)		
Long-term debt	$409.2	$24.6	$ 48.9	$163.2	$172.5
Interest on debt	59.4	12.2	21.9	18.5	6.8
Operating leases	42.3	13.9	18.5	8.4	1.5
Pension and profit sharing	26.3	1.8	3.7	4.7	16.1
Restructuring	16.2	12.6	0.3	2.5	0.8
Facility construction commitments	13.7	13.7	—	—	—
Interest rate swap agreements	13.6	5.1	6.5	2.0	—
Short-term debt	7.4	7.4	—	—	—
Purchase commitments	1.7	1.7	—	—	—
Capital lease obligations, including interest	1.3	0.7	0.5	0.1	—
Total	$591.1	$93.7	$100.3	$199.4	$197.7

Under our senior secured credit facility, we had outstanding standby letters of credit of $1.2 million for each of the years ending March 31, 2009, 2008 and 2007.

Credit Facilities and Leverage

Our focus on working capital management and cash flow from operations is measured by our ability to reduce debt and reduce our leverage ratios. Shown below are the leverage ratios in connection with our senior secured credit agreement for fiscal 2009 and 2008. The total leverage ratio for fiscal 2009 is 1.6 times adjusted EBITDA (non-GAAP) as described below.

Our improved leverage in fiscal 2009 reflects improved net earnings and positive cash flows, and additional amounts from a decrease in primary working capital caused by lower sales volume and lower commodity costs. These improvements were partially offset by approximately $19.8 million used to repurchase our common stock in October 2008. The total net debt as defined under our senior secured credit agreement for fiscal 2009 of approximately $337.2 million is 1.6 times adjusted EBITDA (non-GAAP).

Our improved leverage in fiscal 2008 reflects improved net earnings and positive cash flows, partially offset by approximately $17.4 million of borrowings from our available short term credit lines to fund the Energia acquisition in May 2007, and additional amounts to fund the increase in primary working capital caused by our higher sales volume and higher commodity prices. The total net debt, as defined under our senior secured credit agreement, for fiscal 2008 of approximately $422.7 million is 2.5 times adjusted EBITDA (non-GAAP).

The following table provides a reconciliation of net earnings to EBITDA (non-GAAP) and adjusted EBITDA (non-GAAP) as per our credit agreement:

	Fiscal 2009	Fiscal 2008
	(in millions, except ratios)	
Net earnings as reported	$ 84.6	$ 59.7
Add back:		
Depreciation and amortization	47.3	47.7
Interest expense	22.6	28.9
Income tax expense	38.6	26.5
EBITDA (non GAAP)[1]	$193.1	$162.8
Adjustments per credit agreement definitions	12.6[2]	6.9[3]
Adjusted EBITDA (non-GAAP) per credit agreements	$205.7	$169.7
Total net debt[4]	$337.2	$422.7
Leverage ratios:		
Total net debt/adjusted EBITDA ratio[5]	1.6X	2.5X
Maximum ratio permitted	3.5X	3.3X
Consolidated interest coverage ratio[5]	9.3X	6.0X
Minimum ratio required	4.5X	3.4X

(1) We have included EBITDA (non-GAAP) and adjusted EBITDA (non-GAAP) because our lenders use it as a key measure of our performance. EBITDA is defined as earnings before interest expense, income tax expense, depreciation and amortization. EBITDA is not a measure of financial performance under GAAP and should not be considered an alternative to net earnings or any other measure of performance under GAAP or to cash flows from operating, investing or financing activities as an indicator of cash flows or as a measure of liquidity. Our calculation of EBITDA may be different from the calculations used by other companies, and therefore comparability may be limited. Certain financial covenants in our senior secured credit facility are based on EBITDA, subject to adjustments, which is shown above. Because we have a significant amount of debt, and because continued availability of credit under our senior secured credit

facility is critical to our ability to meet our business plans, we believe that an understanding of the key terms of our credit agreement is important to an investor's understanding of our financial condition and liquidity risks. Failure to comply with our financial covenants, unless waived by our lenders, would mean we could not borrow any further amounts under our revolving credit facility and would give our lenders the right to demand immediate repayment of all outstanding term and revolving credit loans. We would be unable to continue our operations at current levels if we lost the liquidity provided under our credit agreements. Depreciation and amortization in this table excludes the amortization of deferred financing costs, which is included in interest expense.

(2) The $12.6 million adjustments to EBITDA in fiscal 2009 related primarily to the adjustment for restructuring charges which included $6.4 million for non-cash equipment write-offs and fixed asset impairment, $5.0 million related primarily to stock compensation expense and $1.2 million, net of other non-cash expenses.

(3) The $6.9 million adjustments to EBITDA in fiscal 2008 related primarily to the adjustment for restructuring charges which included $3.9 million for non-cash equipment write-offs and fixed asset impairment and $3.0 million related primarily to stock compensation expense.

(4) Debt includes capital lease obligations and letters of credit issued under the senior secured credit facility and is net of U.S. cash and cash equivalents.

(5) These ratios are included to show compliance with the leverage ratios set forth in our credit facilities. We show both our current ratios and the maximum ratio permitted or minimum ratio required under our senior secured credit facility.

Stockholders' Equity

Stockholders' equity decreased $47.2 million during fiscal 2009, primarily because of a decrease for currency translation adjustments of $130.7 million due primarily to the weakening of European currencies; and a $19.8 million decrease related to the purchase of 1.8 million treasury shares. This decrease was partially offset by net earnings of $84.6 million; $16.9 million of increases related to stock-based compensation and the exercise of stock options; and a $1.3 million unrealized gain on derivative instruments.

Stockholders' equity increased $149.4 million during fiscal 2008, representing primarily net earnings of $59.7 million, an increase for currency translation adjustments of $75.3 million due primarily to the strengthening of European currencies and $29.9 million in increases related to stock-based compensation and the exercise of stock options; partially offset by a $15.8 million unrealized loss on derivative instruments.

ACCOUNTING PRONOUNCEMENTS PENDING ADOPTION

On December 4, 2007, the FASB issued SFAS 141 (revised 2007), *Business Combinations* ("SFAS 141(R)") which is intended to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable, and relevant information for investors and other users of financial statements. To achieve this goal, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. Accordingly, any business combination we engage in on or after April 1, 2009 will be recorded and disclosed according to SFAS 141(R). We expect SFAS 141(R) will have an impact on our consolidated financial statements at the time we acquire new businesses in the future.

In February 2008, the FASB issued Staff Position ("FSP") 157-2, *Effective Date of FASB Statement No. 157* ("FSP 157-2"), that deferred the effective date of SFAS 157 for one year for nonfinancial assets and liabilities recorded at fair value on a non-recurring basis. These include goodwill and other non-amortized intangibles. We expect to adopt SFAS 157 for nonfinancial assets and liabilities in fiscal 2010 and is assessing the possible impact.

In October 2008, FASB issued Staff Position 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP 157-3"), which clarifies the application of SFAS 157 in a market that is not active. FSP 157-3 was effective for us upon issuance, and the effect of adoption on our financial position and results of operations was not material.

In May 2008, the FASB issued Staff Position paper APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) ("FSP APB 14-1"). This FASB Staff Position ("FSP") will change the accounting treatment for convertible securities which the issuer may settle fully or partially in cash. Under the final FSP, cash settled convertible securities will be separated into their debt and equity components. The value assigned to the debt component will be the estimated fair value, as of the issuance date, of a similar debt instrument without the conversion feature, and the difference between the aggregate principal amount for the convertible debt and the amount reflected as a debt liability will be recorded as additional paid-in capital. As a result, the debt will be recorded at a discount reflecting its below market coupon interest rate. The debt will subsequently be accreted to its par value over its expected life, with the rate of interest that reflects the market rate at issuance being reflected on the income statement. This change in methodology will affect the calculations of net income and earnings per share for many issuers of cash settled convertible securities. This FSP is effective for our financial statements for fiscal year 2010 and interim periods within that fiscal year. Our adoption of FSP APB 14-1 in the first fiscal quarter of 2010 will be applied on a retrospective basis, resulting in an increase to interest expense for fiscal 2009, retroactively, by a non-cash charge of approximately $4 million, increasing to $8 million by fiscal 2015.

Related Party Transactions

SFAS No. 57, *Related Party Disclosures*, ("SFAS 57") requires us to identify and describe material transactions involving related persons or entities and to disclose information necessary to understand the effects of such transactions on our consolidated financial statements. In fiscal years 2009 and 2008, under the terms of a security holder agreement, we paid approximately $0.3 million and $0.6 million, respectively, in fees related to shelf registration statements and secondary offerings of 3.69 million shares of the our common stock to underwriters by certain of our stockholders, including affiliates of Metalmark Capital LLC and certain other institutional stockholders.

Quarterly Information

Fiscal 2009 and 2008 quarterly operating results, and the associated quarterly trends within each of those two fiscal years, are affected by the same economic and business conditions as described in the fiscal 2009 versus fiscal 2008 analyses previously discussed.

	Fiscal 2009				Fiscal 2008			
	June 29, 2008 1st Qtr.	Sept. 28, 2008 2nd Qtr.	Dec. 28, 2008 3rd Qtr.	March 31, 2009 4th Qtr.	July 1, 2007 1st Qtr.	Sept. 30, 2007 2nd Qtr.	Dec. 30, 2007 3rd Qtr.	March 31, 2008 4th Qtr.
	(in millions, except per share amounts)							
Net sales	$ 592.1	$ 526.8	$ 460.9	$ 393.2	$ 429.9	$ 461.4	$ 553.4	$ 581.9
Cost of goods sold	479.5	417.8	359.4	302.9	343.3	369.4	455.9	476.1
Gross profit	112.6	109.0	101.5	90.3	86.6	92.0	97.5	105.8
Operating expenses, including amortization	69.9	64.1	63.0	59.5	57.5	60.1	65.0	66.8
Gain on sale of facilities	(10.9)	—	(0.4)	—	—	—	—	—
Legal proceedings charge	3.4	—	—	—	—	—	—	—
Restructuring charges	2.2	1.0	0.1	19.2	9.9	0.4	1.1	1.8
Operating earnings	48.0	43.9	38.9	11.6	19.2	31.5	31.4	37.2
Interest expense	6.2	5.8	5.6	5.1	7.2	7.1	7.3	7.3
Charges related to refinancing	5.2	—	—	—	—	—	—	—
Other (income) expense, net	2.6	0.9	(13.0)	0.9	1.3	0.7	1.9	0.3
Earnings before income taxes	34.0	37.2	46.4	5.6	10.7	23.7	22.2	29.6
Income tax expense	8.5	12.0	15.8	2.3	3.3	6.9	6.2	10.1
Net earnings	$ 25.5	$ 25.2	$ 30.6	$ 3.3	$ 7.4	$ 16.8	$ 16.0	$ 19.5
Net earnings per common share:								
Basic	$ 0.52	$ 0.51	$ 0.63	$ 0.07	$ 0.16	$ 0.36	$ 0.34	$ 0.40
Diluted	0.50	0.50	0.63	0.07	0.15	0.35	0.33	0.39
Weighted average shares outstanding:								
Basic	49,329,724	49,578,424	48,483,224	47,906,364	46,885,318	47,098,758	47,848,603	48,748,223
Diluted	50,507,516	50,621,441	48,601,254	47,951,003	47,851,531	48,068,262	48,762,362	49,895,646

Net Sales

Quarterly net sales by business segment were as follows:

	Fiscal 2009				Fiscal 2008			
	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
	(in millions)							
Net sales:								
Reserve power	$258.8	246.1	227.4	201.6	$184.7	$198.6	$247.9	$252.6
Motive power	333.3	280.7	233.5	191.6	245.2	262.8	305.5	329.3
Total	$592.1	$526.8	$460.9	$393.2	$429.9	$461.4	$553.4	$581.9
Segment net sales as % total:								
Reserve power	43.7%	46.7%	49.3%	51.3%	43.0%	43.0%	44.8%	43.4%
Motive power	56.3	53.3	50.7	48.7	57.0	57.0	55.2	56.6
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Our reserve power segment is dependant on growth in telecom, UPS and aerospace and defense. Our motive power segment is heavily influenced by growth in the distribution and manufacturing sectors. Historically, a smaller sequential change in the first three quarters is typical of our business as our fourth quarter is generally our strongest. However, the generally unfavorable global economic conditions had a significant unfavorable impact on our sales in both the reserve power and motive power segments in the second half of fiscal 2009. When compared to the comparable prior year periods, the reserve power segment grew 32% in the first half of 2009, then decreased 8% in the third quarter and 20% in the final quarter of fiscal 2009. When compared to the comparable prior year periods, the motive power segment grew 21% in the first half of 2009, then decreased 24% in the third quarter and 42% in the final quarter of fiscal 2009.

The change in the mix of reserve power and motive power sales to total sales during the quarterly periods within fiscal 2009 primarily reflects the relatively steady demand for reserve power throughout the year, compared to the rapid deterioration of demand for motive power as a direct result of the drop in global manufacturing in the second half of fiscal 2009.

Fiscal 2008 net sales on a quarter-to-quarter sequential basis, excluding the effect of foreign currency translation, showed moderate increases over the first two quarters, and increased 18% in the third quarter and 4% in the final quarter of fiscal 2008, with strong growth in both reserve power and motive power segments. The continued generally favorable global economic conditions, and price increases that were caused by the historic spike in lead costs, had a significant favorable impact on our sales in the second half of fiscal 2008.

The change in the mix of reserve power and motive power sales to total sales during the quarterly periods within fiscal 2008 primarily reflects the continued steady growth of the motive power segment throughout that year and the strong growth of the reserve power segment in the second half of fiscal 2008.

Operating Earnings

Our operating earnings were significantly affected by $14.5 million of net highlighted (gains) and charges as follows: (gains) on sales of facilities of ($10.9) million and ($0.4) million in the first and third quarters, respectively; restructuring costs of $2.1 million, $1.0 million, $0.1 million and $19.2 million in the first, second, third and fourth quarters, respectively; a legal proceedings charge of $3.4 million in the first quarter; and higher commodity costs in the first and second quarters, partially offset by selling price increases and our continuing cost savings programs.

Fiscal 2008 operating earnings on a quarter-to-quarter sequential basis, excluding the effect of foreign currency translation, showed (decreases) increases of approximately (17)%, 67%, 4% and 15% on a quarter-to-quarter sequential basis. Our operating earnings were significantly affected by restructuring costs of $9.9 million, $0.4 million, $1.1 million and $1.8 million in the first, second, third and fourth quarters, respectively, and higher commodity costs, partially offset by selling price increases and our continuing cost savings programs.

Charges Related to Refinancing

In the first fiscal quarter of 2009, we incurred charges in connection with the refinancing of amounts borrowed under our prior senior secured credit facility. These charges included approximately $4.0 million in write offs of deferred financing fees and $1.2 million of losses incurred as a result of the termination of certain interest rate swap agreements.

Other (Income) Expense, Net

Other (income) expense, net was a net income of approximately $13.0 million in the third fiscal quarter of 2009 compared to a net expense of approximately $1.8 million in the comparable period of fiscal 2008, primarily attributed to net foreign currency transaction gains primarily on short-term intercompany loans of $13.8 million in the fiscal 2009 period, as compared to $1.2 million of losses in fiscal 2008 period.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Market Risks

EnerSys' cash flows and earnings are subject to fluctuations resulting from changes in interest rates, foreign currency exchange rates and raw material costs. We manage our exposure to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of derivative financial instruments. EnerSys' policy does not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures. We do not use financial instruments for trading purposes and are not a party to any leveraged derivatives. We monitor our underlying market risk exposures on an ongoing basis and believe that we can modify or adapt our hedging strategies as needed.

Counterparty Risks

We have entered into interest rate swap agreements to manage risk on a portion of its long-term floating-rate debt. We have entered into lead forward purchase contracts to manage risk of the cost of lead. We have entered into foreign exchange forward contracts and purchased option contracts to manage risk on foreign currency exposures. Our agreements are with major financial institutions, and because our positions at March 31, 2009 are a net liability position or an immaterial gain position, we believe the risk of nonperformance by the counterparties is not significant.

Interest Rate Risks

We are exposed to changes in variable U.S. interest rates on borrowings under our credit agreements. On a selective basis, from time to time, we enter into interest rate swap agreements to reduce the negative impact that increases in interest rates could have on our outstanding variable rate debt. Management considers the interest rate swaps to be highly effective against changes in the cash flows from our underlying variable rate debt based on the criteria in SFAS 133. Cash flows related to the interest rate swap agreements are included in interest expense over the terms of the agreements. At March 31, 2009 and 2008, such agreements effectively convert $170.0 million and $203.0 million, respectively, of our variable-rate debt to a fixed-rate basis, utilizing the three-month London Interbank Offered Rate, or LIBOR, as a floating rate reference. Fluctuations in LIBOR and fixed rates affect both our net financial investment position and the amount of cash to be paid or received by us under these agreements. The following commentary provides details for the outstanding interest rate swap agreements:

In October 2005, we entered into interest rate swap agreements to fix interest rates on $75.0 million of floating rate debt through December 22, 2010. The fixed rates per year plus an applicable credit spread began December 22, 2005, and are 4.25% during the first year, 4.525% the second year, 4.80% the third year, 5.075% the fourth year, and 5.47% in the fifth year. In connection with the issuance of $172.5 million aggregate principal amount of senior unsecured 3.375% convertible notes and the repayment of a portion of the senior secured Term Loan B in May 2008, we terminated $30.0 million of these interest rate swap agreements, at a loss of $1.2 million. Accordingly, $45.0 million of floating rate debt remains outstanding.

In August 2007, we entered into interest rate swap agreements, which became effective in February 2008, to fix interest rates on $40.0 million of floating rate debt through February 22, 2011, at 4.85% per year.

In November 2007, we entered into interest rate swap agreements that become effective in May 2008, to fix interest rates on $40.0 million of floating rate debt through May 7, 2013, at 4.435% per year.

In December 2007, we entered into $45.0 million of interest rate swap agreements that become effective in February and May 2008, to fix the interest rates on $20.0 million of floating rate debt through February 22, 2013, at 4.134% per year and to fix the interest rates on $25.0 million of floating rate debt through May 7, 2013, at 4.138% per year.

In addition, the interest rate swap agreements below were effective through February 22 or May 5, 2008.

In February 2001, we entered into interest rate swap agreements to fix the interest rate on $60.0 million of our floating rate debt through February 22, 2006, at 5.59% per year. In April and May 2004, we amended these agreements to extend the maturity to February 22, 2008, and reduce the fixed rate to 5.16% per year beginning May 24, 2004.

In April 2004, we entered into interest rate swap agreements to fix interest rates on an additional $60.0 million of floating rate debt through May 5, 2008. The fixed rates per year began May 5, 2004, and are 2.85% during the first year, 3.15% the second year, 3.95% the third year and 4.75% in the fourth year.

In August 2004, we entered into an interest rate swap agreement to fix interest rates on an additional $8.0 million of floating rate debt through May 5, 2008. The fixed rates per year began November 5, 2004, and are 2.85% during the first year, 3.15% the second year, 3.95% the third year and 4.20% in the fourth year.

A 100 basis point increase in interest rates would increase interest expense by approximately $0.7 million on the variable rate portions of our debt.

Commodity Cost Risks

We have a significant risk in our exposure to certain raw materials, which we estimate were over half of total cost of goods sold for fiscal 2009 and 2008. Our largest single raw material cost is lead, for which the cost remains volatile. To mitigate against large increases in lead costs, we enter into contracts with financial institutions to fix the price of lead. We had the following contracts at the dates shown below:

Date	$'s Under Contract	# Pounds Under Contract	Average Contract Price/Pound	Approximate % of Lead Requirements[(1)]
	(in millions)	(in millions)		
March 31, 2009	$14.9	29.7	$0.50	7%
March 31, 2008	72.3	58.5	1.24	12
March 31, 2007	51.8	73.5	0.70	15

(1) Based on the fiscal year lead requirements for the period then ended.

We estimate that a 10% increase in our cost of lead (over our current estimated cost in fiscal 2010) would increase our annual total cost of goods sold by approximately $23 million or 1% of fiscal 2009 net sales.

Foreign Currency Exchange Rate Risks

We manufacture and assemble our products primarily in China, France, Germany, Mexico, Poland, Bulgaria, the United Kingdom and the United States. Approximately 60% of our sales and expenses are translated in foreign currencies. Our sales revenue, production costs, profit margins and competitive position are affected by the strength of the currencies in countries where we manufacture or purchase goods relative to the strength of the currencies in countries where our products are sold. Additionally, as we report our financial statements in the U.S. dollar, our financial results are affected by the strength of the currencies in countries where we have operations relative to the strength of the U.S. dollar. The principal foreign currencies in which we conduct business are the euro, British pound, Polish zloty and Chinese renminbi.

We quantify and monitor our global foreign currency exposures. Our largest foreign currency exposure is from the purchase and conversion of U.S. dollar based lead costs into local currencies in Europe. Additionally, we have currency exposures from intercompany financing and trade transactions. On a selective basis we will enter into foreign currency forward contracts and option contracts to reduce our impact from the volatility of currency movements. Based primarily on statistical currency correlations on our current estimated exposures for fiscal 2010, we are confident that the pretax effect on annual earnings of changes in the principal currencies in which we conduct our business would not be in excess of approximately $12 million in more than one year out of twenty years. The fiscal 2009 gains exceeded the normal statistical range. The settlement or translation of intercompany financing and trading balances during a period of unusually high volatility of foreign currency exchange rates in fiscal 2009, resulted in a gain of $11.6 million from foreign currency transactions as compared to an expense of $2.7 million in fiscal 2008. These fluctuations involved foreign currencies against the U.S. dollar and, in many cases, against other foreign currencies, primarily the cross rates of the euro/British pound, euro/Polish zloty and euro/U.S. dollar. We have recently taken steps that we believe will mitigate the impact of these foreign currency rate fluctuations and such fluctuations were minimized in the fiscal fourth quarter of 2009; however, we cannot be certain that foreign currency fluctuations of the size recognized in fiscal 2009 will not occur in the future.

To hedge these exposures we have entered into forward and purchased option contracts with financial institutions to fix the value at which we will buy or sell certain currencies. Each contract is for a period not extending beyond one year. As of March 31, 2009, March 31, 2008 and March 31, 2007, we had entered into a total of $19.4 million, $99.6 million, and $93.1 million, respectively, of forward contracts, with the March 31, 2009 details as follows:

Transactions Hedged	$US Equivalent (in millions)	Average Rate Hedged	Approximate % of Annual Requirements(2)
Sell euros for U.S. dollars	$ 2.0	$/€ 1.39	1%
Sell euros for Polish zloty	8.4	PLN/€ 4.40	18%
Sell euros for UK pounds	6.4	€/£ 0.91	24%
Sell U.S. dollars for Singapore dollars	2.0	Sgd/$ 1.51	39%
Other	0.6	—	— %
Total	$19.4		

(2) Based on the fiscal year currency requirements for the year ended March 31, 2009.

Foreign exchange translation adjustments are recorded on the Consolidated Statements of Comprehensive Income.

Based on changes in the timing and amount of interest rate and foreign currency exchange rate movements and our actual exposures and hedges, actual gains and losses in the future may differ from our historical results.

ITEM 8. ***FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA***

Contents

EnerSys
Consolidated financial statements for fiscal years ended March 31, 2009, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
EnerSys

We have audited EnerSys' internal control over financial reporting as of March 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). EnerSys' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Report On Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, EnerSys maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of EnerSys as of March 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2009 and our report dated May 28, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
May 28, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
EnerSys

We have audited the accompanying consolidated balance sheets of EnerSys as of March 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2009. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of EnerSys at March 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), EnerSys' internal control over financial reporting as of March 31, 2009, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 28, 2009, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
May 28, 2009

EnerSys

Consolidated Balance Sheets
(In Thousands, Except Share and Per Share Data)

	March 31, 2009	March 31, 2008
Assets		
Current assets:		
Cash and cash equivalents	$ 163,161	$ 20,620
Accounts receivable, net	356,200	503,013
Inventories, net	209,329	335,729
Deferred taxes	16,994	16,848
Prepaid and other current assets	32,734	34,986
Total current assets	778,418	911,196
Property, plant, and equipment, net	301,365	339,997
Goodwill	301,658	358,429
Other intangible assets, net	79,544	80,139
Deferred taxes	12,881	3,347
Other assets	19,776	17,682
Total assets	$1,493,642	$1,710,790
Liabilities and stockholders' equity		
Current liabilities:		
Short-term debt	$ 7,363	$ 41,113
Current portion of long-term debt	24,641	11,926
Current portion of capital lease obligations	661	1,042
Accounts payable	127,586	260,530
Accrued expenses	184,094	202,475
Deferred taxes	4,092	4,630
Total current liabilities	348,437	521,716
Long-term debt	384,553	371,685
Capital lease obligations	457	988
Deferred taxes	48,963	44,161
Other liabilities	66,844	80,697
Total liabilities	849,254	1,019,247
Stockholders' equity:		
Series A Convertible Preferred Stock, $0.01 par value, 1,000,000 shares authorized, no shares issued or outstanding at March 31, 2009 and at March 31, 2008	—	—
Common Stock, $0.01 par value, 135,000,000 shares authorized, 49,775,396 shares issued and 47,975,396 shares outstanding at March 31, 2009; 49,060,906 shares issued and outstanding at March 31, 2008	498	491
Additional paid-in capital	385,872	368,963
Treasury stock at cost, 1,800,000 shares held as of March 31, 2009	(19,800)	—
Retained earnings	243,763	159,176
Accumulated other comprehensive income	34,055	162,913
Total stockholders' equity	644,388	691,543
Total liabilities and stockholders' equity	$1,493,642	$1,710,790

See accompanying notes.

EnerSys

Consolidated Statements of Income
(In Thousands Except Share and Per Share Data)

	Fiscal year ended March 31,		
	2009	2008	2007
Net sales	$ 1,972,867	$ 2,026,640	$ 1,504,474
Cost of goods sold	1,559,433	1,644,753	1,193,266
Gross profit	413,434	381,887	311,208
Operating expenses	256,507	249,350	221,102
Gain on sales of facilities	(11,308)	—	—
Legal proceedings charge (settlement income)	3,366	—	(3,753)
Restructuring and other charges	22,424	13,191	—
Operating earnings	142,445	119,346	93,859
Interest expense	22,646	28,917	27,733
Charges related to refinancing	5,209	—	—
Other (income) expense, net	(8,597)	4,234	3,024
Earnings before income taxes	123,187	86,195	63,102
Income tax expense	38,600	26,499	17,892
Net earnings	$ 84,587	$ 59,696	$ 45,210
Net earnings per common share:			
Basic	$ 1.73	$ 1.25	$ 0.97
Diluted	$ 1.71	$ 1.22	$ 0.95
Weighted-average shares of common stock outstanding:			
Basic	48,824,434	47,645,225	46,539,638
Diluted	49,420,303	48,644,450	47,546,240

See accompanying notes.

EnerSys

Consolidated Statements of Changes in Stockholders' Equity
(In Thousands)

	Series A Convertible Preferred Stock	Common Stock	Paid-in Capital	Treasury Stock	Unearned Stock Compensation	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at March 31, 2006	**$—**	**$466**	**$335,263**	**$ —**	**$(3,090)**	**$ 54,270**	**$ 58,279**	**$ 445,188**
Reclassification of unearned stock compensation	—	—	(3,090)	—	3,090	—	—	—
Stock-based compensation	—	—	3,118	—	—	—	—	3,118
Exercise of stock options	—	5	1,797	—	—	—	—	1,802
Tax benefit from stock options	—	—	2,026	—	—	—	—	2,026
Adoption of SFAS 158, net of tax benefit of $832	—	—	—	—	—	—	(1,983)	(1,983)
Net earnings	—	—	—	—	—	45,210	—	45,210
Other comprehensive income:								
Minimum pension liability adjustment, net of tax of ($7)	—	—	—	—	—	—	259	259
Unrealized income on derivative instruments, net of tax of ($2,637)	—	—	—	—	—	—	4,966	4,966
Foreign currency translation adjustment	—	—	—	—	—	—	41,513	41,513
Comprehensive income								91,948
Balance at March 31, 2007	**—**	**471**	**339,114**	**—**	**—**	**99, 480**	**103,034**	**542,099**
Stock-based compensation	—	—	3,028	—	—	—	—	3,028
Exercise of stock options	—	20	22,794	—	—	—	—	22,814
Tax benefit from stock options	—	—	4,027	—	—	—	—	4,027
Net earnings	—	—	—	—	—	59,696	—	59,696
Other comprehensive income:								
Pension funded status adjustment, net of tax benefit of $411	—	—	—	—	—	—	352	352
Unrealized loss on derivative instruments, net of tax benefit of $8,499	—	—	—	—	—	—	(15,783)	(15,783)
Foreign currency translation adjustment	—	—	—	—	—	—	75,310	75,310
Comprehensive income								119,575
Balance at March 31, 2008	**—**	**491**	**368,963**	**—**	**—**	**159,176**	**162,913**	**691,543**
Stock-based compensation	—	—	5,021	—	—	—	—	5,021
Exercise of stock awards	—	7	5,788	—	—	—	—	5,795
Tax benefit from stock options	—	—	6,100	—	—	—	—	6,100
Purchase of common stock	—	—	—	(19,800)	—	—	—	(19,800)
Net earnings	—	—	—	—	—	84,587	—	84,587
Other comprehensive income:								
Pension funded status adjustment, net of tax benefit of $152	—	—	—	—	—	—	544	544
Unrealized gain on derivative instruments, net of tax of ($675)	—	—	—	—	—	—	1,250	1,250
Foreign currency translation adjustment	—	—	—	—	—	—	(130,652)	(130,652)
Comprehensive loss								(44,271)
Balance at March 31, 2009	**$—**	**$498**	**$385,872**	**$(19,800)**	**$ —**	**$243,763**	**$ 34,055**	**$ 644,388**

See accompanying notes.

EnerSys

Consolidated Statements of Cash Flows
(In Thousands)

	Fiscal year ended March 31,		
	2009	2008	2007
Cash flows from operating activities			
Net earnings	$ 84,587	$ 59,696	$ 45,210
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	49,095	49,215	47,358
Gain on sale of facilities	(11,308)	—	—
Write-off of deferred finance fees	3,963	—	—
Provision for doubtful accounts	4,873	1,436	315
Provision for deferred taxes	10,258	7,972	7,970
Stock compensation expense	5,021	3,028	3,118
Loss on disposal and impairment of fixed assets	6,219	3,908	730
Changes in assets and liabilities, net of effects of acquisitions:			
Accounts receivable	85,915	(107,113)	(22,673)
Inventory	90,930	(70,278)	(39,642)
Prepaid expenses and other current assets	(1,509)	374	(4,799)
Other assets	142	4,585	(322)
Accounts payable	(109,712)	34,593	31,659
Accrued expenses	4,895	15,805	6,522
Other liabilities	(3,932)	797	(3,022)
Net cash provided by operating activities	219,437	4,018	72,424
Cash flows from investing activities			
Capital expenditures	(57,143)	(45,037)	(42,355)
Purchase of businesses, net of cash acquired	—	(17,434)	(6,979)
Proceeds from disposal of property, plant, and equipment	10,333	321	282
Net cash used in investing activities	(46,810)	(62,150)	(49,052)
Cash flows from financing activities			
Net (decrease) increase in short-term debt	(34,195)	23,516	3,607
Proceeds from the issuance of long-term debt	397,500	—	127
Deferred financing costs	(10,950)	(23)	(572)
Payments of long-term debt	(367,018)	(9,780)	(6,964)
Payments of capital lease obligations	(628)	(996)	(1,349)
Exercise of stock options	5,795	22,814	1,802
Purchase of treasury stock	(19,800)	—	—
Tax benefits from exercise of stock options	6,100	4,027	2,026
Net cash provided by (used in) financing activities	(23,196)	39,558	(1,323)
Effect of exchange rate changes on cash	(6,890)	1,409	519
Net increase (decrease) increase in cash and cash equivalents	142,541	(17,165)	22,568
Cash and cash equivalents at beginning of year	20,620	37,785	15,217
Cash and cash equivalents at end of year	$ 163,161	$ 20,620	$ 37,785

See accompanying notes.

1. Summary of Significant Accounting Policies

Description of Business

EnerSys and its predecessor companies have been manufacturers of industrial batteries for over 100 years. Morgan Stanley Capital Partners (currently Metalmark Capital) teamed with the management of Yuasa, Inc. in late 2000 to acquire from Yuasa Corporation (Japan) its reserve power and motive power battery businesses in North and South America. The Company was incorporated in October 2000 for the purpose of completing the Yuasa, Inc. acquisition from Yuasa Corporation (Japan). The acquired businesses included the *Exide, General* and *Yuasa* brands. On January 1, 2001, the Company changed its name from Yuasa, Inc. to EnerSys to reflect our focus on the energy systems nature of its businesses. In March 2002, the Company acquired the reserve power and motive power business of the Energy Storage Group (ESG), of Invensys plc (Invensys), whose principal brands were *Hawker, PowerSafe* and *DataSafe.* In June 2005, the Company acquired the motive power battery business of FIAMM, S.p.A. (FIAMM). FIAMM complements the Company's existing European motive power business and its principal brand is *FIAMM MOTIVE POWER.* In May 2007, the Company acquired approximately a 97% interest in the reserve power and motive power business of Energia AD, located in Targovishte, Bulgaria. The acquisition provides the Company with an additional low cost manufacturing platform with substantial expansion potential and increases the Company's market presence in the rapidly growing Eastern European and Russian markets. Energia's principal brand is *Energia.*

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned and wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

Foreign Currency Translation

Results of foreign operations are translated into United States dollars using average exchange rates during the period. The assets and liabilities are translated into United States dollars using current rates as of the balance sheet date. Gains or losses resulting from translating the foreign currency financial statements are accumulated as a separate component of accumulated other comprehensive income in stockholders' equity.

Transaction gains and losses resulting from exchange rate changes on transactions denominated in currencies other than the functional currency of the applicable subsidiary are included in other income, net in the year in which the change occurs.

Revenue Recognition

The Company recognizes revenue when the earnings process is complete. This occurs when we ship in accordance with terms of the underlying agreement, title transfers, collectibility is reasonably assured and pricing is fixed and determinable. Shipment terms to our battery product customers are primarily shipping point or destination and do not differ significantly between our regions of the world. Accordingly, revenue is recognized when title is transferred to the customer. Amounts invoiced to customers for shipping and handling are classified as revenue. Taxes on revenue producing transactions are not included in net sales.

The Company recognizes revenue from the service of its reserve power and motive power products when the respective services are performed.

(In Thousands, Except Share and Per Share Data)

Accruals are made at the time of sale for sales returns and other allowances based on the Company's experience.

Freight Expense

Amounts billed to customers for outbound freight costs are classified as sales in the consolidated income statement. Costs incurred by the Company for outbound freight costs to customers, inbound and transfer freight are classified in cost of sales.

Warranties

Substantially all of the Company's products are warranted for a period of one to twenty years. The Company provides for estimated product warranty expenses when the related products are sold.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less when purchased.

Accounts Receivable

Accounts receivable are reported net of an allowance for doubtful accounts of $7,978 and $5,008 at March 31, 2009 and 2008, respectively. The allowance is based on management's estimate of uncollectible accounts, analysis of historical data and trends, as well as review of all relevant factors concerning the financial capability of its customers. Accounts receivable are considered to be past due based on how payments are received compared to the customer's credit terms. Accounts are written off when management determines the account is worthless.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. The cost of inventory consists principally of material, labor, and associated overhead.

Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost and include expenditures that substantially increase the useful lives of the assets. Depreciation is provided using the straight-line method over the estimated useful lives of the assets as follows: 10 to 33 years for buildings and improvements and 3 to 15 years for machinery and equipment.

Depreciation expense for the fiscal years ended March 31, 2009, 2008 and 2007 totaled $46,694, $47,151 and $45,379, respectively. Maintenance and repairs are expensed as incurred. Interest on capital projects is capitalized during the construction period and amounted to $1,062, $829 and $756 for the fiscal years ended March 31, 2009, 2008 and 2007, respectively.

(In Thousands, Except Share and Per Share Data)

Intangible Assets

Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142") eliminated the amortization of goodwill and indefinite-lived intangible assets and requires a review at least annually for impairment. The Company has determined that trade names and goodwill are indefinite-lived assets, as defined by SFAS 142, and therefore not subject to amortization.

The Company tests for the impairment of its goodwill and trade names at least annually and whenever events or circumstances occur indicating that a possible impairment has been incurred. The Company utilizes financial projections of its reporting segments, certain cash flow measures, as well as its market capitalization in its determination of the fair value of these assets.

Environmental Expenditures

In accordance with SFAS No. 5 *Accounting for Contingencies* ("SFAS 5") and Statement of Position 96-1, *Environmental Remediation Liabilities,* we record a loss and establish a reserve for the remediation when it is probable that an asset has been impaired or a liability exists and the amount of the liability can be reasonable estimated. Reasonable estimates involve judgments made by management after considering a broad range of information including: notifications, demands or settlements that have been received from a regulatory authority or private party, estimates performed by independent engineering companies and outside counsel, available facts existing and proposed technology, the identification of other potentially responsible parties, their ability to contribute and prior experience. These judgments are reviewed quarterly as more information is received and the amounts reserved are updated as necessary. However, the reserves may materially differ from ultimate actual liabilities if the loss contingency is difficult to estimate or if management's judgments turn out to be inaccurate. If management believes no best estimate exists, the minimum probable loss is accrued.

Impairment of Long-Lived Assets

SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets* ("SFAS 144"), requires that companies consider whether indicators of impairment of long-lived assets held for use are present. If such indicators are present, companies determine whether the sum of the estimated undiscounted future cash flows attributable to such assets is less than their carrying amount, and if so, companies recognize an impairment loss based on the excess of the carrying amount of the assets over their fair value. In fiscal 2009 and 2008 the Company recorded impairment charges of $6,607 and $3,863, respectively, which were included in restructuring and other charges.

Fair Value Measurements

In the first fiscal quarter of 2009, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The adoption of SFAS 159 did not have a material effect on the Company's consolidated financial statements.

Also, in the first fiscal quarter of 2009, the Company adopted FASB Statement No. 157, *Fair Value Measurements* ("SFAS 157"), which clarifies the definition of fair value, establishes a framework for measuring

(In Thousands, Except Share and Per Share Data)

fair value, and expands the disclosures on fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. The statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS 157 does not require any new fair value measurements. The adoption of SFAS 157 as it relates to fair value measurement requirements for financial assets and liabilities did not have a material effect on the Company's consolidated financial statements.

In February 2008, the FASB issued Staff Position ("FSP") 157-2, *Effective Date of FASB Statement No. 157* ("FSP 157-2"), that deferred the effective date of SFAS 157 for one year for nonfinancial assets and liabilities recorded at fair value on a non-recurring basis. These include goodwill and other non-amortized intangibles. The Company expects to adopt SFAS 157 for nonfinancial assets and liabilities in fiscal 2010 and is assessing the possible impact.

In October 2008, FASB issued Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active ("FSP 157-3"), which clarifies the application of SFAS 157 in a market that is not active. FSP 157-3 was effective for the Company upon issuance, and the effect of adoption on the Company's financial position and results of operations was not material.

Financial Instruments

The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, and debt. The Company uses interest rate swap and option agreements to manage risk on a portion of its floating-rate debt.

Because of short maturities, the carrying amount of cash and cash equivalents, accounts receivable, accounts payable, and short-term debt approximates fair value.

The fair value of the Company's long-term debt approximates its carrying value, as it is variable rate debt. The senior secured convertible notes were issued when our stock price was trading at $30.19 per share. On March 31, 2009, our stock price closed at $12.12 per share. Because the convertible notes have a conversion option at $40.60 per share, and due to current conditions in the financial markets, our senior secured convertible notes were trading at 64% of face value on March 31, 2009.

The Company uses lead hedge contracts to manage risk of the cost of lead. The Company uses foreign currency forward and purchased option contracts to manage the risk on the purchase and conversion of U.S. dollar based lead costs into local currencies in Europe and China, as well as currency exposures from intercompany trade transactions.

We adopted SFAS 157 in the first fiscal quarter of 2009, which among other things, requires enhanced disclosures about assets and liabilities measured at fair value. Our adoption of SFAS 157 was limited to financial assets and liabilities, which primarily relates to our derivative contracts. We utilize the market approach to measure fair value for our financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

(In Thousands, Except Share and Per Share Data)

SFAS 157 includes a fair value hierarchy that is intended to increase consistency and comparability in fair value measurements and related disclosures. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity's pricing based upon their own market assumptions. The fair value hierarchy consists of the following three levels:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Inputs are quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3: Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

The following table represents our assets (liabilities) measured at fair value on a recurring basis as of March 31, 2009 and the basis for that measurement:

	Total Fair Value Measurement March 31, 2009	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate swap agreements	$(13,628)	$—	$(13,628)	$—
Lead forward contracts	2,191	—	2,191	—
Foreign currency forward contracts	(340)	—	(340)	—
Total derivatives	$(11,777)	$—	$(11,777)	$—

The fair value of interest rate swap agreements are based on observable prices as quoted for receiving the variable three month London Interbank Offered Rates, or LIBOR and paying fixed interest rates and, therefore, were classified as Level 2.

The fair value of lead forward contracts were calculated using observable prices for lead as quoted on the London Metal Exchange ("LME") and, therefore, were classified as Level 2.

The fair value for foreign currency forward contracts are based upon current quoted market prices and are classified as Level 2 based on the nature of the underlying market in which these derivatives are traded.

See Note 11 for a further discussion of the Company's derivative instruments and hedging activities.

(In Thousands, Except Share and Per Share Data)

The estimated fair values of the Company's financial instruments at March 31, 2009 and 2008 are as follows:

	March 31,			
	2009		2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$163,161	$163,161	$ 20,620	$ 20,620
Financial liabilities:				
Long-term debt:				
Term A Loan	216,563	216,563	—	—
Term Loan B	—	—	351,427	351,427
Senior Unsecured Convertible Notes	172,500	110,400		
Euro Term Loan	19,261	19,261	31,151	31,151
Capital lease obligations	457	457	988	988
Derivatives	(11,777)	(11,777)	(13,709)	(13,709)

Income Taxes

We account for income taxes in accordance with SFAS 109 No. 109, *Accounting for Income Taxes* ("SFAS 109"), which requires deferred tax assets and liabilities be recognized using enacted tax rates to measure the effect of temporary differences between book and tax bases on recorded assets and liabilities. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance, if it is more likely than not some portion or all of the deferred tax assets will not be recognized.

We evaluate on a quarterly basis our ability to realize deferred tax assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. These temporary differences are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be realized.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. The provision for income taxes represents income taxes paid or payable for the current year and the change in deferred taxes.

In accordance with *FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*, which the Company adopted on April 1, 2007, the Company evaluates tax positions to determine whether the benefits of tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, the Company recognizes the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. For tax positions that are not more likely than not of being sustained upon audit, the Company does not recognize any portion of the benefit. If the more likely than not threshold is not met in the period for which a tax position is taken, the Company may subsequently recognize the benefit of that tax position if the tax matter is effectively settled, the statute of limitations expires, or if the more likely than not threshold is met in a subsequent period. (See Note 12.)

(In Thousands, Except Share and Per Share Data)

Deferred Financing Fees

In connection with the issuance of the $172,500 senior unsecured 3.375% convertible notes in May 2008 and the refinancing under the new $350,000 senior secured credit facility in June 2008 (see Note 8), the Company wrote-off approximately $3,963 of unamortized deferred financing costs associated with the prior senior secured credit facility, and incurred approximately $10,950 in new deferred financing costs.

Deferred financing fees, net of accumulated amortization totaled $9,602 and $4,641 as of March 31, 2009 and 2008, respectively. Amortization expense included in interest expense was $1,930, $1,586 and $1,462 for the fiscal years ended March 31, 2009, 2008 and 2007, respectively.

Derivative Financial Instruments

The Company has entered into interest rate swap agreements to manage risk on a portion of its long-term floating-rate debt. The Company has entered into lead forward purchase contracts to manage risk of the cost of lead. The Company has entered into foreign exchange forward contracts and purchased option contracts to manage risk on foreign currency exposures. The Company's agreements are with major financial institutions, and because its positions at March 31, 2009 are a net liability position or an immaterial gain position, the Company believes the risk of nonperformance by the counterparties is not significant. The counterparties to certain of these agreements are lenders under the Credit Agreement and liabilities related to these agreements are covered under the security provisions of the Credit Agreement. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. The Company recognizes derivatives as either assets or liabilities in the accompanying balance sheet and measures those instruments at fair value. Changes in the fair value of those instruments are reported in accumulated other comprehensive income if they qualify for hedge accounting or in earnings if they do not qualify for hedge accounting. Derivatives qualify for hedge accounting if they are designated as hedge instruments and if the hedge is highly effective in achieving offsetting changes in the fair value or cash flow of the asset or liability hedged. Effectiveness is measured on a regular basis using statistical analysis and by comparing the overall changes in the expected cash flows on the lead and foreign currency forward contracts with the changes in the expected all-in cash outflow required for the lead and foreign currency purchases. This analysis is performed on the initial purchases quarterly that cover the quantities hedged. Accordingly, gains and losses from changes in derivative fair value are deferred until the underlying transaction occurs. Interest expense on the debt is adjusted to include the payments made or received under such interest rate swap agreements. Inventory and cost of goods sold are adjusted to include the payments made or received under such lead and foreign currency forward contracts. Any deferred gains or losses associated with derivative instruments, which on infrequent occasions may be terminated prior to maturity, are recognized in earnings in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, such instrument would be closed and the resulting gain or loss would be recognized in earnings.

Pension Plans

The Company uses certain assumptions in the calculation of the actuarial valuation of its defined benefit plans. These assumptions include the weighted average discount rate, rates of increase in compensation levels and expected long-term rates of return of assets. If actual results are less favorable than those projected by the Company, additional expense may be required.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB No. 87, 88,*

(In Thousands, Except Share and Per Share Data)

106, and 132(R) ("SFAS 158"). SFAS 158 requires an entity to recognize in its statement of financial position an asset for a defined benefit postretirement plan's overfunded status or a liability for a plan's underfunded status, measure a defined benefit postretirement plan's assets and obligation that determine its funded status as of the end of the employer's fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in other comprehensive income in the year in which the change occurs. The requirement to recognize the funded status of a defined benefit postretirement plan became effective March 31, 2007, and the Company adopted the recognition requirements as of March 31, 2007.

In connection with the fiscal 2007 adoption of SFAS 158, the Company recorded an additional pension liability of $2,815 for the remaining underfunded status of its benefit plans at March 31, 2007, with an offsetting amount recorded in accumulated other comprehensive income, net of taxes.

Stock-Based Compensation Plans

In December 2004, the FASB issued a revision of SFAS No. 123, *Share-Based Payment* ("SFAS 123(R)"), which supersedes SFAS 123 and APB 25. This statement focuses primarily on transactions in which an entity obtains employee services in exchange for share-based payments. The pro forma disclosure previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. Under SFAS 123(R), a public entity generally is required to measure the cost of employee services received in exchange for the award of an equity instrument based on the grant-date fair value of the award, with such cost recognized over the applicable vesting period. In addition, SFAS 123(R) requires an entity to provide certain disclosures in order to assist in understanding the nature of share-based payment transactions and the effects of those transactions on the financial statements. The Company adopted the provisions of SFAS 123(R) on April 1, 2006, using the modified-prospective method.

The modified-prospective method requires that compensation expense be recorded for all unvested stock options at the beginning of the first quarter of adoption of SFAS 123(R), on April 1, 2006. Unvested options outstanding upon adoption, that were accounted for under the minimum value method in accordance with SFAS 123 and APB 25, will continue to be accounted for under the minimum value method. All other unvested options outstanding upon adoption will be accounted for under the modified—prospective method. The Company uses the Black-Scholes option-pricing model to value all of its unvested stock options and the modified prospective method in applying the requirements of SFAS 123(R). Upon adoption of FAS 123R, effective April 1, 2006, the Company recognizes compensation expense using the straight-line method.

Upon adoption of SFAS 123(R), the Company began recording compensation cost related to the continued vesting of all stock options that remained unvested as of April 1, 2006, as well as for all stock options granted, modified or cancelled after the adoption date. The compensation cost to be recorded is based on the fair value at the grant date. The fair value of the options granted was estimated at the date of grant using the Black-Scholes option-pricing model utilizing assumptions based on historical data and current market data. The assumptions include expected term of the options, risk-free rate, volatility, and dividend yield. The expected term represents the expected amount of time that options granted are expected to be outstanding, based on historical and forecasted exercise behavior. The risk-free rate is based on the rate at grant date of zero-coupon U.S. Treasury Notes with a term equal to the expected term of the option. Expected volatility is estimated using historical volatility based on historical weekly price changes.

(In Thousands, Except Share and Per Share Data)

Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income are as follows:

	Beginning Balance	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount	Ending Balance
March 31, 2009					
Pension funded status adjustment	$ (5,338)	$ 392	$ 152	$ 544	$ (4,794)
Unrealized gain (loss) income on derivative instruments	(8,910)	1,925	(675)	1,250	(7,660)
Foreign currency translation adjustment	177,161	(130,652)	—	(130,652)	46,509
Accumulated other comprehensive income	$162,913	$(128,335)	$ (523)	$(128,858)	$ 34,055
March 31, 2008					
Pension funded status adjustment	$ (5,690)	$ (59)	$ 411	$ 352	$ (5,338)
Unrealized gain (loss) income on derivative instruments	6,873	(24,282)	8,499	(15,783)	(8,910)
Foreign currency translation adjustment	101,851	75,310	—	75,310	177,161
Accumulated other comprehensive income	$103,034	$ 50,969	$ 8,910	$ 59,879	$162,913
March 31, 2007					
Minimum pension liabilities	$ (3,966)	$ (2,549)	$ 825	$ (1,724)	$ (5,690)
Unrealized income on derivative instruments	1,907	7,603	(2,637)	4,966	6,873
Foreign currency translation adjustment	60,338	41,513	—	41,513	101,851
Accumulated other comprehensive income	$ 58,279	$ 46,567	$(1,812)	$ 44,755	$103,034

Earnings Per Share

Basic earnings per common share (EPS) are computed by dividing net earnings available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. On October 30, 2008, the Company completed the purchase of 1,800,000 shares of its common stock at $11.00 per common share for $19,800 in the aggregate from an institutional shareholder. At March 31, 2009, the Company had outstanding stock options, restricted stock, restricted stock units and senior unsecured 3.375% convertible notes which could potentially dilute basic earnings per share in the future.

New and Proposed Accounting Pronouncements

In March 2008, FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS 161)" which is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company adopted and provided the disclosures required by SFAS 161 in the fiscal fourth quarter of 2009.

In December 2007, FASB issued SFAS 141 (revised 2007), Business Combinations ("SFAS 141(R)") which is intended to improve reporting by creating greater consistency in the accounting and financial reporting of business combinations, resulting in more complete, comparable, and relevant information for investors and other

(In Thousands, Except Share and Per Share Data)

users of financial statements. To achieve this goal, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. Accordingly, any business combination the Company engages in on or after April 1, 2009 will be recorded and disclosed according to SFAS 141(R). The Company expects SFAS 141(R) will have an impact on its consolidated financial statements at the time we acquire new businesses in the future.

In May 2008, FASB issued Staff Position Paper APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)* ("FSP APB 14-1"). This FSP will change the accounting treatment for convertible securities which the issuer may settle fully or partially in cash. Under the final FSP, cash settled convertible securities will be separated into their debt and equity components. The value assigned to the debt component will be the estimated fair value, as of the issuance date, of a similar debt instrument without the conversion feature, and the difference between the aggregate principal amount for the convertible debt and the amount reflected as a debt liability will be recorded as additional paid-in capital. As a result, the debt will be recorded at a discount reflecting its below market coupon interest rate. The debt will subsequently be accreted to its par value over its expected life, with the rate of interest that reflects the market rate at issuance being reflected on the income statement. This change in methodology will affect the calculations of our net income and earnings per share. This FSP is effective for financial statements issued by the Company for the first fiscal quarter of 2010. The Company believes the adoption of FSP APB 14-1, which will be applied on a retrospective basis, will have the following impact on its financial position and results of operations: the separation of our convertible notes into its debt and equity components will initially reduce long term debt and increase equity by approximately $46,000 and the accretion of debt discount will increase interest expense by a non-cash charge of approximately $4,200 in fiscal 2009, increasing up to $8,000 by fiscal 2015.

Collective Bargaining

At March 31, 2009, we had approximately 7,500 employees, down from approximately 8,600 employees at March 31, 2008. Of these employees, approximately 3,100, almost all of whom work in our European facilities, were covered by collective bargaining agreements. The average term of these agreements is two years, with the longest term being three years. These agreements expire over the period from calendar years 2009 to 2011.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Acquisitions

On May 18, 2007, the Company acquired approximately a 97% interest in Energia AD, a producer of industrial batteries, located in Targovishte, Bulgaria. The total purchase price for this transaction was approximately euro 13,000 (approximately $17,000) including transaction costs and adjustments and was financed using EnerSys' cash and existing credit facilities. The acquisition provides the Company with an additional low cost manufacturing platform with substantial expansion potential and increases the Company's market presence in the Eastern European and Russian markets.

(In Thousands, Except Share and Per Share Data)

Effective January 1, 2007, the Company acquired the lead-acid battery business of Leclanché SA based in Yverdon-les-Bains, Switzerland. The total purchase price for this transaction was approximately $800 and was financed using existing EnerSys credit facilities. The Company assumed the customers and existing contracts of the Leclanché lead-acid battery business along with certain sales and service employees in order to maintain relationships with current customers. The acquisition provides the Company greater access to the Swiss market.

On August 22, 2006, the Company acquired the assets, including manufacturing facilities, of Chaozhou Xuntong Power Source Company Limited ("CFT"), located in Chaoan, China. This facility manufactures valve-regulated, lead-acid batteries. This acquisition provides the Company with additional capacity needed to meet the growing customer demand for reserve power batteries. The total purchase price for this transaction was approximately $5,300 and was financed using existing EnerSys credit facilities.

On May 18, 2006, the Company purchased the assets of Alliant Techsystems' (NYSE:ATK) lithium primary battery business, located at its Power Sources Center ("PSC") in Horsham, PA. The total purchase price for this transaction was approximately $2,200 and was financed using existing EnerSys credit facilities. PSC produces lithium power sources, primarily for aerospace & defense applications. As part of the transaction, ATK has signed a 5-year supply agreement for certain of its requirements for products produced at PSC. PSC is now known as EnerSys Advanced Systems Inc. ("EAS").

The Company made initial allocations of the purchase prices at the dates of the acquisitions based upon its understanding of the fair value of the acquired assets and liabilities. The Company obtained this information during due diligence and through other sources. In the months after the closings, as the Company obtains additional information about these assets and liabilities, the estimates of fair value will be refined and the allocations of purchase prices will be adjusted. Examples of factors and information that the Company uses to refine the allocations include tangible and intangible asset appraisals and cost data related to business integration.

The results of Energia, Leclanché, CFT and EAS have been included in the Company's results of operations from the dates of their respective acquisitions. Pro forma earnings per share computations have not been presented as these acquisitions are not considered material.

In connection with certain of its acquisitions, the Company formulated restructuring plans for the integration of the acquired businesses. See Note 20 for additional information regarding these plans.

3. Inventories

Net inventories consist of:

	2009	2008
Raw materials	$ 50,469	$ 81,645
Work-in-process	57,506	98,320
Finished goods	101,354	155,764
Total	$209,329	$335,729

Inventory reserves for obsolescence and other estimated losses, mainly relating to finished goods, were $16,725 and $13,963 at March 31, 2009 and 2008, respectively, and have been included in the net amounts shown above.

(In Thousands, Except Share and Per Share Data)

4. Property, Plant, and Equipment

Property, plant, and equipment consist of:

	2009	2008
Land, buildings, and improvements	$ 153,529	$ 162,763
Machinery and equipment	375,309	418,957
Construction in progress	42,577	28,994
	571,415	610,714
Less accumulated depreciation	(270,050)	(270,717)
Total	$ 301,365	$ 339,997

5. Goodwill and Other Intangible Assets

Information regarding the Company's goodwill and other intangible assets follows:

	2009			2008		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Unamortizable intangible assets:						
Goodwill	$303,070	$(1,412)	$301,658	$359,841	$(1,412)	$358,429
Trademarks	79,746	(953)	78,793	79,746	(953)	78,793
Amortizable intangible assets:						
Customer lists	1,326	(979)	347	1,439	(783)	656
Non-compete	683	(500)	183	725	(377)	348
Patents	250	(142)	108	250	(125)	125
Trademarks	464	(381)	83	464	(307)	157
Licenses	80	(50)	30	77	(17)	60
Total	$385,619	$(4,417)	$381,202	$442,542	$(3,974)	$438,568

The changes in the carrying amount of goodwill by business segment are as follows:

	2009			2008		
	Reserve	Motive	Total	Reserve	Motive	Total
Balance at beginning of year	$180,028	$178,401	$358,429	$168,109	$164,765	$332,874
Energia acquisition	—	—	—	—	3,000	3,000
Income tax adjustment for ESG and Yuasa, Inc. acquisitions	—	(11,595)	(11,595)	—	(5,188)	(5,188)
Foreign currency translation	(17,957)	(27,219)	(45,176)	11,919	15,824	27,743
Balance at end of year	$162,071	$139,587	$301,658	$180,028	$178,401	$358,429

The Company estimated tax-deductible goodwill to be approximately $17,150, $19,295 and $21,500 as of March 31, 2009, 2008 and 2007, respectively.

(In Thousands, Except Share and Per Share Data)

6. Other Assets

Prepaid and other current assets consist of the following:

	March 31, 2009	March 31, 2008
Prepaid income taxes	$ 7,880	$ 4,826
Prepaid other taxes	5,696	8,401
Non-trade receivables	4,715	4,138
Lead hedges	2,191	1,685
Other	12,252	15,936
Total	$32,734	$34,986

Other assets consist of the following:

	March 31, 2009	March 31, 2008
Deferred financing fees	$ 7,673	$ 3,034
Leases receivable	6,024	9,115
Rental batteries	4,030	3,705
Other	2,049	1,828
Total	$19,776	$17,682

7. Accrued Expenses

Accrued expenses consist of the following:

	March 31, 2009	March 31, 2008
Payroll and benefits	$ 50,449	$ 60,425
Warranty	30,914	34,037
Accrued selling expenses	25,994	30,598
Income taxes, currently payable	18,886	15,568
Restructuring	15,311	8,295
Freight	6,823	7,583
VAT and other non-income taxes	6,396	8,224
Pension and social security	3,473	2,995
Interest	3,220	2,469
Other	22,628	32,281
Total	$184,094	$202,475

(In Thousands, Except Share and Per Share Data)

8. Debt, Write-Off Of Deferred Financing Fees And Loss On Termination Of Interest Rate Swap Agreement

Senior Unsecured 3.375% Convertible Notes

On May 28, 2008, the Company completed a registered offering of $172,500 aggregate principal amount of 3.375% Convertible Senior Notes Due 2038 ("Convertible Notes"). The Company received net proceeds of approximately $168,200 after the deduction of commissions and offering expenses. The Company used all of the net proceeds to repay a portion of its then existing senior secured Term Loan B.

The Convertible Notes are general senior unsecured obligations and rank equally with the Company's existing and future senior unsecured obligations and are junior to any of the Company's future secured obligations to the extent of the value of the collateral securing such obligations. The Convertible Notes are not guaranteed by, and are structurally subordinate in right of payment to, all of the (i) existing and future indebtedness and other liabilities of the Company's subsidiaries and (ii) preferred stock of the Company's subsidiaries to the extent of their respective liquidation preferences.

The Convertible Notes require the semi-annual payment of interest in arrears on June 1 and December 1 of each year beginning December 1, 2008, at 3.375% per annum on the principal amount outstanding. The Convertible Notes will accrete principal beginning on June 1, 2015 and will bear contingent interest, if any, beginning with the six-month interest period commencing on June 1, 2015 under certain circumstances. The Convertible Notes will mature on June 1, 2038. Prior to maturity the holders may convert their Convertible Notes into shares of the Company's common stock under certain circumstances. When issued, the initial conversion rate was 24.6305 shares per $1,000 principal amount of Convertible Notes, which was equivalent to an initial conversion price of approximately $40.60 per share.

At any time after June 6, 2015, the Company may at its option redeem the Convertible Notes, in whole or in part, for cash, at a redemption price equal to 100% of the accreted principal amount of Convertible Notes to be redeemed, plus any accrued and unpaid interest. A holder of Convertible Notes may require the Company to repurchase some or all of the holder's Convertible Notes for cash upon the occurrence of a fundamental change as defined in the indenture and on each of June 1, 2015, 2018, 2023, 2028 and 2033 at a price equal to 100% of the accreted principal amount of the Convertible Notes being repurchased, plus accrued and unpaid interest, if any, in each case. It is the Company's current intent to settle the principal amount of any conversions in cash, and any additional conversion consideration in cash, shares of EnerSys common stock or a combination of cash and shares. The Convertible Notes will mature on June 1, 2038, unless earlier converted, redeemed or repurchased.

If applicable, the Company will pay a make-whole premium on Convertible Notes converted in connection with certain fundamental changes that occur prior to June 6, 2015. The amount of the make-whole premium, if any, will be based on the Company's stock price and the effective date of the fundamental change. The indenture contains a detailed description of how the make-whole premium will be determined and a table showing the make-whole premium that would apply at various stock prices. No make-whole premium would be paid if the price of the Common Stock on the effective date of the fundamental change is less than $29.00. Any make-whole premium will be payable in shares of Common Stock (or the consideration into which the Company's Common Stock has been exchanged in the fundamental change) on the conversion date for the Convertible Notes converted in connection with the fundamental change.

The Convertible Notes were issued in an offering registered under the Securities Act of 1933, as amended (Securities Act).

At March 31, 2009, there was $172,500 aggregate principal amount of the Convertible Notes outstanding.

(In Thousands, Except Share and Per Share Data)

New Senior Secured Credit Facility

In June 2008, the Company completed the refinancing of approximately $192,000 of the outstanding combined balance of the senior secured Term Loan B and its then existing revolving credit facility with a new $350,000 senior secured credit facility comprising a $225,000 Term A Loan and a new, undrawn $125,000 revolving credit facility.

The $225,000 senior secured Term A Loan is subject to a quarterly principal amortization of 1.25% in Year 1, 1.88% in Years 2-3, 2.50% in Year 4, 3.13% in Year 5 and 14.38% in Year 6 and matures on June 27, 2014. The $125,000 revolving credit facility matures on June 27, 2013. Borrowings under the credit agreements bear interest at a floating rate based, at our option, upon (i) a LIBOR rate plus an applicable percentage (currently 1.50%), or (ii) the greater of the federal funds rate plus 0.5% or the prime rate, plus an applicable percentage (currently 0.50%). There are no prepayment penalties on loans under the $350,000 senior secured credit facility.

At March 31, 2009, there was $216,563 outstanding under the new Term A Loan and there were no borrowings under the revolving credit facility.

Obligations under the new senior secured credit facility are secured by substantially all of our existing and hereafter acquired assets located in the United States, including substantially all of the capital stock of our United States subsidiaries that are guarantors under the new credit facility, and 65% of the capital stock of certain of our foreign subsidiaries that are owned by our United States companies. The Company's credit agreements contain various covenants that, absent prepayment in full of the indebtedness and other obligations, or the receipt of waivers, would limit the Company's ability to conduct certain specified business transactions including incurring debt, mergers, consolidations or similar transactions, buying or selling assets out of the ordinary course of business, engaging in sale and leaseback transactions, repurchasing the Company's common stock, paying dividends and certain other actions. At March 31, 2009, the Company was in compliance with all such covenants.

In connection with the issuance of the $172,500 Convertible Notes and the refinancing under the new $350,000 senior secured credit facility, the Company wrote-off approximately $3,963 of unamortized deferred financing costs associated with the prior senior secured credit facility, and incurred approximately $10,950 in new deferred financing costs. The Company also terminated interest rate swap agreements of $30,000 which had been placed in October 2005, at a loss of $1,246.

Euro 25,000 Credit Agreement and Amendments

On October 16, 2008, the Company amended its Euro 25,000 Credit Agreement in order to incorporate into the agreement, changes and covenants from the new $350,000 senior secured credit facility and change the guaranty from EnerSys Capital Inc. to EnerSys.

On May 15, 2008, the Company amended its Euro 25,000 Credit Agreement to allow for the issuance of up to $205,000 of unsecured indebtedness. The proceeds from the unsecured indebtedness were required to be used to pay down the senior secured Term Loan B. Additionally, the amendment authorized the Company to enter into a new $350,000 US credit facility on terms substantially similar to the then existing Credit Agreement.

Effective April 30, 2007, the Company amended its Euro 25,000 Credit Agreement. Under the amendment, the lenders approved the acquisition of Energia AD.

Effective November 27, 2006, the Company amended its Euro 25,000 Credit Agreement, and effective June 29, 2006, the Company amended its senior credit facility, which consisted of a $358,600 Term Loan B and a

(In Thousands, Except Share and Per Share Data)

$100,000 revolving credit line. Under the amendments, the lenders approved the elimination of the covenants relating to the Company's senior secured debt leverage ratio (while maintaining the covenants relating to its total debt leverage ratio) and several minor technical changes in the agreement. The Company pursued these amendments to provide greater operating flexibility and to increase its borrowing capacity for potential acquisition opportunities.

On June 15, 2005, the Company entered in a Euro 25,000 Credit Facility Agreement among EnerSys Holdings (Luxembourg), S.a.r.l., San Paolo IMI S.p.A., as Facility Agent and lender, and Banca Intesa S.p.A., as lender (the "Euro Credit Agreement"). The proceeds from the Euro Credit Agreement were used to reduce the outstanding balance of the U.S. Credit Agreement that was utilized as bridge financing for the June 1, 2005 acquisition of the motive power battery business of FIAMM S.p.A. The Euro Credit Agreement matures on June 30, 2011, and is subject to quarterly principal amortization between €1,000—€1,750 beginning March 31, 2007. Obligations under the Euro Credit Agreement are secured by a pledge of the shares of our Italian subsidiary and guaranty from EnerSys Capital Inc., a subsidiary of the Company. Borrowings under the Euro Credit Agreement bear interest at a floating rate based upon a EURIBOR rate plus 1.15%.

Prior Senior Secured Credit Facility

The $355,900 senior secured Term Loan B was subject to a 0.25% quarterly principal amortization and matured on March 17, 2011. The $100,000 revolving credit facility matured on March 17, 2009. Borrowings under the credit agreements bore interest at a floating rate based, at our option, upon (i) a LIBOR rate plus an applicable percentage (1.75% at time of termination), or (ii) the greater of the federal funds rate plus 0.5% or the prime rate, plus an applicable percentage (0.75% at time of termination). The facility required prepayment based upon certain excess cash flow amounts, as defined. There was no prepayment penalty on loans under the $455,900 senior secured credit facility.

At March 31, 2008, there were $351,427 in borrowings outstanding under the prior Term Loan B and $12,400 in borrowings outstanding under the revolving credit facility.

Amendments of Prior Senior Secured Credit Agreements

On May 16, 2008, the Company completed the Fifth Amendment to the $455,900 Senior Secured Credit Agreement, which allowed for the issuance of up to $205,000 of unsecured indebtedness. The proceeds from the unsecured indebtedness were required to be used to pay down the senior secured Term Loan B. On May 28, 2008, the Company used the net proceeds of $168,200 from the senior unsecured 3.375% convertible notes to pay down a portion of the senior secured Term Loan B.

As of February 5, 2007, EnerSys completed the Fourth Amendment to the Credit Agreement in connection with its $480,000 senior secured Credit Agreement. The Lenders approved a reduction of 25 basis points in the credit spread to LIBOR +175 basis points on $455,900 of term loans and revolver which reduced the Company's interest costs by approximately $800 per year during the term. The reduction was effective as of February 9, 2007. The then existing $355,900 term loans were converted into new term B loans.

At March 31, 2009 and 2008, there were $27,494 and $60,897 respectively, of borrowings outstanding outside the United States.

As of March 31, 2009 and 2008, the Company had available under all its lines of credit approximately $266,702 and $188,600, respectively. Included in the March 31, 2009 and 2008 amounts are $116,284 and $102,100, respectively, of uncommitted lines of credit.

The average effective borrowing rates for 2009 and 2008 were 5.0% and 6.5% respectively.

(In Thousands, Except Share and Per Share Data)

The following summarizes the Company's long-term debt:

	March 31,		
	2009	2008	2007
Term A Loan: Payable in quarterly installments of 1.25% in year 1, 1.88% in years 2-3, 2.50% in year 4, 3.13% in year 5 and 14.388% in year 6, with the remaining balance due on June 27, 2014, bearing interest at 2.73% at March 31, 2009[(1)]	$216,563	$ —	$ —
Term Loan B: Payable in quarterly installments of $890 through March 17, 2011, with the remaining balance due on March 17, 2011, bearing interest at 4.74% at March 31, 2008[(1)]	—	351,427	354,985
Senior Unsecured Convertible Notes bearing interest at 3.375%[(2)]	172,500	—	—
Euro Term Loan: Payable in quarterly installments between €1,000 and €1,750 beginning March 31, 2008 through June 30, 2011, bearing interest at 2.681% at March 31, 2009	19,261	31,151	32,098
Other	870	1,033	937
Total debt	409,194	383,611	388,020
Less current portion	24,641	11,926	9,353
Total long-term debt	$384,553	$371,685	$378,667

(1) LIBOR component on $170,000 in fiscal 2009 and $203,000 in fiscal 2008 and 2007 swapped into fixed rates as discussed in Note 11.

(2) The Convertible Notes mature on June 1, 2038. However, these Convertible Notes could require cash payments before that date; if holders of these Convertible Notes exercise their right to require the Company to repurchase the Convertible Notes or elect to convert the Convertible Notes subject to certain conditions, if the Company calls the Convertible Notes for redemption, or upon certain corporate transactions.

The Company paid $21,026, $28,534 and $25,961, net of interest received, for interest during the fiscal years ended March 31, 2009, 2008 and 2007, respectively.

Aggregate maturities of long-term debt are as follows:

2010	$ 24,641
2011	25,842
2012	23,086
2013	26,719
2014	136,406
Thereafter	172,500
	$409,194

The Company's financing agreements contain various covenants which, absent prepayment in full of the indebtedness and other obligations, or the receipt of waivers, would limit the Company's ability to conduct certain specified business transactions including incurring debt, mergers, consolidations or similar transactions, buying or selling assets out of the ordinary course of business, engaging in sale and leaseback transactions, paying dividends and certain other actions. The Company is in compliance with all such covenants.

(In Thousands, Except Share and Per Share Data)

As of March 31, 2009 and 2008, the Company had $1,150 of standby letters of credit outstanding that reduced the borrowings available under the Revolving Credit Lines. As of March 31, 2009 and 2008, the Company had no bank guarantees.

9. Leases

The Company's future minimum lease payments under capital and operating leases that have noncancelable terms in excess of one year at March 31, 2009 are as follows:

	Capital Leases	Operating Leases
2010	$ 726	$13,871
2011	325	10,783
2012	121	7,743
2013	94	5,146
2014	28	3,273
Thereafter	—	1,476
Total minimum lease payments	1,294	$42,292
Amounts representing interest	176	
Net minimum lease payments, including current portion of $661	$1,118	

Rental expense was $29,247, $28,181 and $25,593 for the fiscal years ended March 31, 2009, 2008 and 2007, respectively. Amortization of capitalized leased assets is included in depreciation expense. Certain operating lease agreements contain renewal or purchase options and/or escalation clauses.

10. Other Liabilities

Other long-term liabilities consists of the following:

	March 31,	
	2009	2008
Pension and profit sharing obligation	$24,929	$30,712
Interest rate swap liabilities	13,628	11,593
Long-term income taxes payable	11,346	14,160
Minority interest	4,242	3,437
Deferred income	3,512	3,251
Restructuring reserves	865	7,545
Other	8,322	9,999
Total	$66,844	$80,697

(In Thousands, Except Share and Per Share Data)

11. Derivative Financial Instruments

Interest Rate Swap Agreements

We are exposed to changes in variable interest rates on borrowings under our credit agreements. On a selective basis, from time to time, we enter into interest rate swap agreements to reduce the negative impact that increases in interest rates could have on our outstanding variable rate debt. At March 31, 2009 and March 31, 2008 such agreements effectively convert $170,000 and $203,000, respectively, of our variable-rate debt to a fixed-rate basis, utilizing the three-month London Interbank Offered Rate, or LIBOR, as a floating rate reference. Fluctuations in LIBOR and fixed rates affect both our net financial investment position and the amount of cash to be paid or received by us under these agreements. The following commentary provides details for the outstanding interest rate swap agreements:

In October 2005, we entered into interest rate swap agreements to fix interest rates on $75,000 of floating rate debt through December 22, 2010. The fixed rates per year plus an applicable credit spread began December 22, 2005, and are 4.25% during the first year, 4.525% the second year, 4.80% the third year, 5.075% the fourth year, and 5.47% in the fifth year. In connection with the issuance of $172,500 aggregate principal amount of senior unsecured 3.375% convertible notes and the repayment of a portion of the senior secured Term Loan B in May 2008, we terminated $30,000 of these interest rate swap agreements, at a loss of $1,246. Accordingly, $45,000 of floating rate debt remains outstanding.

In August 2007, we entered into interest rate swap agreements, which became effective in February 2008, to fix interest rates on $40,000 of floating rate debt through February 22, 2011, at 4.85% per year.

In November 2007, we entered into interest rate swap agreements that became effective in May 2008, to fix interest rates on $40,000 of floating rate debt through May 7, 2013, at 4.435% per year.

In December 2007, we entered into $45,000 of interest rate swap agreements that became effective in February and May 2008, to fix the interest rates on $20,000 of floating rate debt through February 22, 2013, at 4.134% per year and to fix the interest rates on $25,000 of floating rate debt through May 7, 2013, at 4.138% per year.

In addition, the interest rate swap agreements below were effective through February 22 or May 5, 2008.

In February 2001, we entered into interest rate swap agreements to fix the interest rate on $60,000 of our floating rate debt through February 22, 2006, at 5.59% per year. In April and May 2004, we amended these agreements to extend the maturity to February 22, 2008, and reduce the fixed rate to 5.16% per year beginning May 24, 2004.

In April 2004, we entered into interest rate swap agreements to fix interest rates on an additional $60,000 of floating rate debt through May 5, 2008. The fixed rates per year began May 5, 2004, and are 2.85% during the first year, 3.15% the second year, 3.95% the third year and 4.75% in the fourth year.

In August 2004, we entered into an interest rate swap agreement to fix interest rates on an additional $8,000 of floating rate debt through May 5, 2008. The fixed rates per year began November 5, 2004, and are 2.85% during the first year, 3.15% the second year, 3.95% the third year and 4.20% in the fourth year.

The Company recorded unrealized losses on interest rate swaps of ($2,035), ($11,612) and ($2,349) for the fiscal years ended March 31, 2009, 2008 and 2007, respectively, that are included in accumulated other

(In Thousands, Except Share and Per Share Data)

comprehensive income. In the coming twelve months, the Company anticipates that approximately $5,100 of unrealized losses will be reclassified from accumulated other comprehensive income to earnings, as an increase in interest expense. The estimated fair value of the Company's interest rate swap agreements was a (liability) asset of ($13,628), ($11,593), and $19 at March 31, 2009, 2008 and 2007, respectively, as estimated based on quotes from market makers of these instruments. The Company recorded an expense (income) of $3,632, ($588), and ($1,754) in fiscal 2009, 2008 and 2007, respectively, which was recorded as an increase (decrease) in interest expense.

Lead Hedge Contracts

During the fiscal years ending March 31, 2009, 2008 and 2007, the Company entered into lead hedge contracts to fix the price for lead purchases. Management considers the lead hedge contracts to be highly effective against changes in the cash flows of the underlying lead purchases based on the criteria in SFAS 133. The vast majority of such contracts are for a period not extending beyond one year. Realized gains (losses) related to the lead hedge contracts are included in inventory. The Company recorded unrealized gains (losses) on lead hedge contracts of $506, ($10,355), and $11,572 for the fiscal years ended March 31, 2009, 2008 and 2007, respectively, which are included in other comprehensive income. The fair value of open lead hedge contracts at March 31, 2009, 2008 and 2007, was $2,191, $1,685 and $12,040, respectively. The gain (loss) on the settlement of lead hedge contracts during fiscal 2009, 2008 and 2007, was $(45,369), $20,592, and $7,393 a portion of which is recorded as an (increase) reduction of cost of goods sold and a portion of which was included in inventory at March 31, 2009, 2008 and 2007.

Foreign Currency Forward Contracts

On a selective basis the Company will enter into foreign currency forward contracts and option contracts to reduce the volatility from currency movements that affect the Company. The Company's largest exposure is from the purchase and conversion of U.S. dollar based lead costs into local currencies in Europe, China and Mexico and from intercompany loan and receivable transactions. To hedge these exposures the Company may enter into foreign currency forward contracts and option contracts with financial institutions. Each contract is for a period not extending beyond one year. As of March 31, 2009 and 2008, the Company had entered into a total of $19,390 and $99,550, respectively, foreign currency forward contracts. The Company recorded an unrealized gain (loss) on foreign currency forward contracts of $3,461 and ($2,316) for the fiscal years ended March 31, 2009 and 2008, respectively, which is included in other comprehensive income. The fair value of open foreign currency forward contracts at March 31, 2009 and 2008, was ($340) and ($3,801). The net gain/(loss) on the settlement of foreign currency hedge contracts during fiscal 2009 and 2008, was ($3,255) and ($5,635) respectively, a portion of which was recorded as a decrease (increase) to cost of goods sold and a portion of which was included in inventory at March 31, 2009 and 2008.

(In Thousands, Except Share and Per Share Data)

Presented below in tabular form is information on the location and amounts of derivative fair values in the statement of financial position and derivative gains and losses in the statement of financial performance:

Fair Value of Derivative Instruments
March 31, 2009 and 2008

	Asset Derivatives			Liability Derivatives		
	Balance Sheet Location	March 31, 2009 Fair Value	March 31, 2008 Fair Value	Balance Sheet Location	March 31. 2009 Fair Value	March 31. 2008 Fair Value
Derivatives designated as hedging instruments under Statement 133						
Interest rate swap agreements		$ —	$ —	Other liabilities	$13,628	$11,593
Lead hedge contracts	Prepaid and other current assets	2,191	1,685		—	—
Foreign currency forward contracts		—	—	Accrued expenses	340	3,801
Total derivatives designated as hedging instruments under Statement 133		**$2,191**	**$1,685**		**$13,968**	**$15,394**

The Effect of Derivative Instruments on the Statement of Financial Performance
For the years ended March 31, 2009 and 2008

Derivatives in Statement 133 Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivatives (Effective Portion)		Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	
	March 31, 2009	March 31, 2008		March 31. 2009	March 31. 2008
Interest rate swap agreements	$(2,035)	$(11,612)	Interest expense	$ (3,632)	$ 588
Lead hedge contracts	506	(10,355)	Cost of goods sold/Inventory	(45,369)	20,592
Foreign currency forward contracts	3,461	(2,316)	Cost of goods sold/Inventory	(3,255)	(5,635)
Total derivatives designated as hedging instruments under Statement 133	**$ 1,932**	**$(24,283)**		**$(52,256)**	**$15,545**

(In Thousands, Except Share and Per Share Data)

12. Income Taxes

Income tax expense is composed of the following:

	Fiscal year ended March 31,		
	2009	2008	2007
Current:			
Federal	$10,793	$ 220	$ 46
State	2,673	976	532
Foreign	14,876	17,331	9,344
Total current	28,342	18,527	9,922
Deferred:			
Federal	9,160	3,898	3,986
State	311	(583)	(622)
Foreign	787	4,657	4,606
Total deferred	10,258	7,972	7,970
Income tax expense	$38,600	$26,499	$17,892

Earnings before income taxes consists of the following:

	Fiscal year ended March 31,		
	2009	2008	2007
United States	$ 25,632	$18,465	$12,505
Foreign	97,555	67,730	50,597
Earnings before income taxes	$123,187	$86,195	$63,102

Income taxes paid by the Company for the fiscal years ended March 31, 2009, 2008 and 2007 were $21,214, $7,255, and $11,967, respectively.

(In Thousands, Except Share and Per Share Data)

The following table sets forth the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities:

	March 31, 2009	March 31, 2008
Deferred tax assets:		
Accounts receivable	$ 1,045	$ 1,129
Inventories	5,834	5,391
Net operating loss carryforwards	67,162	82,116
Accrued liabilities and restructuring expenses	18,939	15,821
Other assets	10,531	13,506
Gross deferred tax assets	103,511	117,963
Less valuation allowance	(57,397)	(78,374)
Total deferred tax assets	46,114	39,589
Deferred tax liabilities:		
Property, plant and equipment	25,964	30,560
Other intangible assets	36,051	35,805
Other liabilities	7,279	1,820
Total deferred tax liabilities	69,294	68,185
Net deferred tax liabilities	$ (23,180)	$ (28,596)

The Company has approximately $13,782 in United States federal net operating loss carryforwards, approximately $9,413 of which are limited by Section 382 of the Internal Revenue Code, that begin to expire in the year ending 2023. The Company has recorded a valuation allowance against approximately $8,874 of the losses limited by Section 382 as they will expire unused due to the Section 382 limitation.

The net operating loss carryforwards at March 31, 2009, related to the Company's foreign subsidiaries are approximately $210,118. Some of these net operating loss carryforwards have an unlimited life, while others expire at various times over the next 20 years. In addition, the Company has approximately $78,703 of net operating loss carryforwards for state tax purposes that expire at various times over the next 20 years. The Company has recorded a valuation allowance for net deferred tax assets in certain foreign and state tax jurisdictions, primarily related to net operating loss carryforwards, due to the significant losses incurred in these tax jurisdictions. During the fiscal years ended March 31, 2009 and 2008, the Company recorded tax benefits of $125 and $23, respectively, due to the utilization of net operating loss carryforwards in certain foreign subsidiaries.

A reconciliation of income taxes at the statutory rate to the income tax provision is as follows:

	Fiscal year ended March 31, 2009	2008	2007
United States statutory income tax expense (at 35%)	$43,115	$30,168	$22,086
Increase (decrease) resulting from:			
State income taxes, net of federal effect	1,942	623	225
Nondeductible expenses	427	467	94
Effect of foreign operations	(9,374)	(7,682)	(6,102)
Valuation allowance	2,490	2,923	1,589
Income tax expense	$38,600	$26,499	$17,892

(In Thousands, Except Share and Per Share Data)

The effective income tax rate was 31.3 % in fiscal 2009, compared to 30.7 % in fiscal 2008 and 28.4 % in fiscal 2007. The fiscal 2009 tax expense includes a non-recurring tax benefit of approximately $1,100 recorded in the first fiscal quarter of 2009, attributable to the favorable resolution of a prior year tax matter related to our European business, which reduced our book effective tax rate by 0.9%. The fiscal 2007 tax expense includes a non-recurring tax benefit of approximately $2,000 recorded in the third fiscal quarter of 2007, attributable to the favorable effective settlement of a foreign tax audit, which reduced our book effective tax rate by 2.3%. Additionally, in fiscal 2007, changes in the mix of earnings among our various legal entities in multiple foreign jurisdictions resulted in an approximate one percentage point decrease on our effective tax rate.

At March 31, 2009, the Company has not recorded United States income or foreign withholding taxes on approximately $234,284 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the United States because the Company currently plans to either keep these amounts permanently invested overseas, or remit such earnings in a tax-free manner.

On April 1, 2007, the Company adopted *FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109* ("FIN 48") which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	March 31, 2009	March 31, 2008
Beginning of year	$13,310	$13,780
Increases related to current year tax positions	6,509	1,303
Increases (decrease) related to prior year tax positions due to foreign currency translation	(724)	1,151
Decreases related to prior year tax positions	(4,886)	(1,234)
Lapse of statute of limitations	(904)	(1,690)
End of year	$13,305	$13,310

We will adopt the provisions of SFAS 141(R) *"Business Combinations"* on April 1, 2009. As a result of the adoption, the balance of unrecognized tax benefits at March 31, 2009 includes potential tax benefits of approximately $13,305, that if recognized, would be included in, and have a favorable impact on, the Company's Statement of Income and effective tax rate. Included in the balance of unrecognized tax benefits at March 31, 2008 were potential tax benefits of approximately $11,700.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2003.

The Company anticipates that it is reasonably possible that a portion of the March 31, 2009 balance of the unrecognized tax benefits could be recognized within the next twelve months as a result of the completion of a tax audit or due to the expiration of the relevant statute of limitations. An estimate of the range of the adjustments cannot be made at this time.

(In Thousands, Except Share and Per Share Data)

The Company recognizes tax related interest and penalties in income tax expense in its Statement of Income. As of March 31, 2009 and March 31, 2008, the Company had an accrual of approximately $740 and $850, respectively, for interest and penalties.

13. Retirement Plans

Defined Benefit Plans

The Company provides retirement benefits to substantially all eligible salaried and hourly employees. The Company uses a measurement date of March 31 for its pension plans. The following table sets forth a reconciliation of the related benefit obligation, plan assets, and accrued benefit costs related to the pension benefits provided by the Company for these employees covered by defined benefit plans:

	United States Plans March 31,		International Plans March 31,	
	2009	2008	2009	2008
Change in projected benefit obligation				
Benefit obligation at the beginning of the year	$ 9,872	$ 9,521	$ 51,803	$ 44,434
Service cost	300	254	2,897	3,912
Interest cost	608	564	2,529	2,328
Benefits paid	(569)	(519)	(2,204)	(2,036)
Plan participants' contributions	—	—	539	709
Plan curtailments	—	—	—	(543)
Transfer in (effects of business combinations)	—	—	116	1,390
Experience (gain) loss	(242)	52	(6,268)	(2,689)
Foreign currency translation adjustment	—	—	(11,332)	4,298
Benefit obligation at the end of the period	$ 9,969	$ 9,872	$ 38,080	$ 51,803

	United States Plans March 31,		International Plans March 31,	
	2009	2008	2009	2008
Change in plan assets				
Fair value of plan assets at the beginning of the period	$ 7,950	$ 8,040	$ 23,449	$ 20,605
Actual return (loss) on plan assets	(1,590)	201	(3,513)	(727)
Employer contributions	488	228	4,343	4,619
Plan participants' contributions	—	—	538	709
Benefits paid, inclusive of plan expenses	(569)	(519)	(2,204)	(2,036)
Foreign currency translation adjustments	—	—	(6,328)	279
Fair value of plan assets at the end of the period	$ 6,279	$ 7,950	$ 16,285	$ 23,449
Funded status (deficit)	$(3,690)	$(1,922)	$(21,795)	$(28,354)
Unrecognized net loss	—	—	—	—
Prepaid (accrued) benefit cost	$(3,690)	$(1,922)	$(21,795)	$(28,354)

Accrued pension benefit liability is included in accrued expenses and other liabilities.

(In Thousands, Except Share and Per Share Data)

Net periodic pension cost for 2009, 2008, and 2007, includes the following components:

	United States Plans			International Plans		
	March 31,			March 31,		
	2009	2008	2007	2009	2008	2007
Service cost	$ 300	$ 254	$ 220	$ 2,897	$ 3,912	$ 3,117
Interest cost	608	564	529	2,529	2,328	1,816
Actual loss (return) on plan assets	(639)	(639)	(599)	(1,568)	(1,781)	(1,447)
Amortization and deferral	208	150	154	—	66	130
Net periodic benefit cost	$ 477	$ 329	$ 304	$ 3,858	$ 4,525	$ 3,616

Significant assumptions used in accounting for the pension benefit plans are as follows:

	United States Plans			International Plans		
	March 31,			March 31,		
	2009	2008	2007	2009	2008	2007
Discount rate	6.0%	6.0%	6.0%	4.3-6.0%	4.3-6.0%	4.0-5.0%
Expected return on plan assets	8.0	8.0	8.0	5.5-7.5	5.5-8.0	8.0
Rate of compensation increase	N/A	N/A	N/A	2.0-3.5	2.0-3.0	2.0-3.0

As required by SFAS 158, for pension plans for which the projected benefit obligation exceeds the fair value of plan assets, the Company has recognized in the consolidated balance sheet at March 31, 2009 and 2008, the additional minimum liability of the unfunded projected benefit obligation of $7,157 and $7,555, respectively, as current and long-term liabilities, with offsetting equity adjustments. The accumulated benefit obligation for all defined benefit pension plans was $45,953 and $59,076 at March 31, 2009 and 2008, respectively.

The accumulated benefit obligation related to all defined benefit pension plans and information related to unfunded and underfunded defined benefit pension plans at the end of each year follows:

	United States Plans		International Plans	
	March 31,		March 31,	
	2009	2008	2009	2008
All defined benefit plans:				
Accumulated benefit obligation	$9,969	$9,872	$35,984	$49,204
Unfunded defined benefit plans:				
Projected benefit obligation	—	—	21,186	25,859
Accumulated benefit obligations	—	—	20,367	24,848
Defined benefit plans with an accumulated benefit obligation in excess of the fair value of plan assets:				
Projected benefit obligation	9,969	9,872	22,187	50,614
Accumulated benefit obligation	9,969	9,872	21,255	48,123
Fair value of plan assets	6,279	7,950	706	22,362

The United States plans do not include compensation in the formula for determining the pension benefit as it is based solely on years of service.

(In Thousands, Except Share and Per Share Data)

The Company's investment policy emphasizes a balanced approach to investing in securities of high quality and ready marketability. Investment flexibility is encouraged so as not to exclude opportunities available through a diversified investment strategy.

Equity investments are maintained within a target range of 50%-70% of the total portfolio at market. Investments in debt securities include issues of various maturities, and the average quality rating of bonds should be investment grade with a minimum quality rating of "B" at the time of purchase.

The Company periodically reviews the asset allocation of its portfolio. The proportion committed to equities, debt securities and cash equivalents is a function of the values available in each category and risk considerations. The plan's overall return will be compared to and expected to meet or exceed established benchmark funds and returns over a three to five year period.

The objectives of the Company's investment strategies are: (a) the achievement of a reasonable long-term rate of total return consistent with an emphasis on preservation of capital and purchasing power, (b) stability of annual returns through a portfolio risk level which is appropriate to conservative accounts, and (c) reflective of our willingness to forgo significantly above-average rewards in order to minimize above-average risks. These objectives may not be met each year but should be attained over a reasonable period of time.

The Company expects to make cash contributions of approximately $1,598 to its pension plans in fiscal year 2010.

As a result of the ESG business combination, the Company has assumed defined benefit plans in Germany and France. These plans have no assets, while their benefit obligations were $18,502 and $22,208 as of March 31, 2009 and 2008, respectively. Other salary and hourly employees are provided benefits in accordance with governmental regulatory requirements.

The allocation of investments for the pension plans is as follows:

	United States Plans		International Plans	
	March 31,		March 31,	
	2009	2008	2009	2008
Equity securities	46.4%	53.8%	62.0%	62.3%
Debt securities	43.6	41.5	36.4	36.5
Cash equivalents	10.0	4.7	0.6	0.3
Other	—	—	1.0	0.9
Total	100.0%	100.0%	100.0.%	100.0%

(In Thousands, Except Share and Per Share Data)

Benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

	Pension Benefits
2010	$ 1,786
2011	1,720
2012	2,009
2013	2,162
2014	2,540
Years 2015-2019	16,109

In accordance with SFAS 158, the Company recognizes the funded status of its retirement plans in its statement of financial position. The underfunded status of our retirement plans recorded as a liability on the Company's statement of financial position at March 31, 2009 and 2008 was approximately $25,485 and $30,276, respectively.

The amounts included in accumulated other comprehensive income as of March 31, 2009 that are expected to be recognized as components of net periodic pension cost during the fiscal year ended March 31, 2010 are as follows:

Net gain or (loss)	$(309)
Net prior service cost	(33)
Net amount expected to be recognized	$(342)

Defined Contribution Plan

Effective January 1, 2004, the Company amended its Defined Contribution Plan (the "401(k) Plan"). The amended 401(k) Plan covers substantially all U.S. salaried and hourly employees except those covered by a union plan. All eligible employees of the amended 401(k) Plan receive a matching contribution of 100% of the first 4% of wages contributed and 50% of the next 2% of wages contributed for a total match of up to 5% by the Company. Employer expenses for the 401(k) plan for the fiscal years ended March 31, 2009, 2008 and 2007, were $2,394, $2,298 and $2,176, respectively.

14. Preferred Stock and Common Stock

The Company's certificate of incorporation authorizes the issuance of up to 1,000,000 shares of preferred stock, par value $0.01 per share (Preferred Stock). At March 31, 2009 and 2008, no shares of Preferred Stock were issued or outstanding. The Board of Directors of the Company has the authority to specify the terms of any Preferred Stock at the time of issuance.

(In Thousands, Except Share and Per Share Data)

The following demonstrates the change in the number of shares of Class A common stock outstanding during fiscal 2009:

	2009
Shares outstanding as of beginning of period	49,060,906
Shares issued as part of equity-based compensation plans, net of equity awards surrendered for option price and taxes	714,490
Total shares issued and outstanding	49,775,396
Shares repurchased into treasury stock	(1,800,000)
Shares outstanding as of end of period	47,975,396

On October 30, 2008, the Company completed the purchase of 1,800,000 shares of its common stock at $11.00 per common share for $19,800 in the aggregate from an institutional shareholder.

15. Secondary Offerings of Common Shares

Concurrently with the Company's convertible note offering in May 2008, certain of the Company's stockholders offered to sell, subject to market and other conditions, 3,400,000 shares of EnerSys' common stock pursuant to an effective shelf registration statement filed with the Securities and Exchange Commission on May 19, 2008. The offered shares were sold by those stockholders of the Company, including affiliates of Metalmark Capital LLC and certain other institutional stockholders. The selling stockholders granted the underwriters an option to purchase up to 340,000 additional shares, of which 290,000 shares were exercised and sold. A total of 3,690,000 shares were sold as of May 28, 2008. The Company did not receive any proceeds from the common stock offering however, under the terms of its shareholders' agreement, the Company did incur approximately $330 in fees related to the offering.

On October 30, 2007, the Company filed a $500,000 shelf registration statement on Form S-3 with the SEC. This registration statement allowed the Company to offer and sell from time to time, in one or more offerings, shares of common stock and debt securities of the Company. The registration statement also permitted certain institutional investors and certain members of senior management to sell approximately 22,200,000 shares of common stock held by such person in one or more secondary offerings.

Under the October 30, 2007 shelf registration statement, certain of the Company's stockholders, including affiliates of Metalmark Capital LLC and certain other institutional stockholders, completed secondary offerings as follows:

- on November 29, 2007, 5,000,000 shares of the Company's common stock were sold. The offering closed on December 3, 2007; and
- on February 26, 2008, 5,000,000 shares of the Company's common stock were sold. The offering closed on February 29, 2008.

The Company did not issue any shares or receive any proceeds in these offerings, however, under the terms of its shareholders' agreement, the Company did incur approximately $610 in fees related to the fiscal 2008 offerings.

(In Thousands, Except Share and Per Share Data)

On July 27, 2006, the Company filed a shelf registration statement on Form S-3 with the SEC, which allowed the Company to offer and sell from time to time, in one or more offerings, 12,500,000 shares of EnerSys' common stock. The registration statement also permits certain institutional investors and certain members of senior management to sell shares of common stock held by such person.

Under the July 27, 2006 shelf registration statement, certain of the Company's stockholders, including affiliates of Metalmark Capital LLC and certain other institutional stockholders, completed secondary offerings as follows:

- on December 7, 2006, certain of the Company's stockholders, including affiliates of Metalmark Capital LLC and certain other institutional stockholders, completed a secondary offering of 6,000,000 shares of the Company's common stock. The offering closed on December 12, 2006.
- on June 29, 2007, certain of the Company's stockholders, including affiliates of Metalmark Capital LLC and certain other institutional stockholders, completed a secondary offering of 6,000,000 shares of the Company's common stock. The offering closed on July 5, 2007.

The Company did not issue any shares or receive any proceeds in the offering under the July 27, 2006 shelf registration statement, however, under the terms of its shareholders' agreement, the Company did incur approximately $1,085 in fees related to the offering.

16. Stock-Based Compensation

At March 31, 2009, the Company maintains three management equity incentive plans, which were approved by the Company's shareholders. These plans, which are the 2000 Management Equity Plan, the 2004 Equity Incentive Plan and the 2006 Equity Incentive Plan, reserve 11,289,232 shares of Common Stock for the grant of various classes of nonqualified stock options, restricted stock, restricted stock units and other forms of equity based compensation. At March 31, 2009, 2,077,096 shares are available for future grants. The Company's management equity incentive plans are intended to provide an incentive to employees and non-employee directors of the Company to remain in the service of the Company and to increase their interest in the success of the Company in order to promote the long-term interests of the Company. The plans seek to promote the highest level of performance by providing an economic interest in the long-term performance of the Company. The Company settles employee share-based compensation awards primarily with newly issued shares.

Stock Incentive Plans

Non-qualified stock options have been granted to employees under the equity incentive plans at prices not less than the fair market value of the shares on the dates the options were granted. Generally, options vest over a four-year period and become exercisable in annual installments over the vesting period. Options generally expire in 10 years.

The Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)") on April 1, 2006, using the modified prospective application SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options and shares purchased under an employee stock purchase plan (if certain parameters are not met), to be recognized in the financial statements based on their fair values. Upon its adoption of SFAS 123(R), the Company began recording compensation cost related to the continued vesting of all stock options that remained unvested as of April 1, 2006, as well as for all stock options granted, modified or cancelled after the Company's adoption date. The compensation cost is being recorded based on the fair value at the grant date.

(In Thousands, Except Share and Per Share Data)

Upon adoption of SFAS 123(R), the Company began recording compensation cost related to the continued vesting of all stock options that remained unvested as of April 1, 2006, as well as for all stock options granted, modified or cancelled after the adoption date. The compensation cost to be recorded is based on the fair value at the grant date. The fair value of the options granted was estimated at the date of grant using the Black-Scholes option-pricing model utilizing assumptions based on historical data and current market data. The assumptions include expected term of the options, risk-free rate, volatility, and dividend yield. The expected term represents the expected amount of time that options granted are expected to be outstanding, based on historical and forecasted exercise behavior. The risk-free rate is based on the rate at grant date of zero-coupon U.S. Treasury Notes with a term equal to the expected term of the option. Expected volatility is estimated using historical volatility based on historical weekly price changes. The weighted average fair value of options granted in 2009, and 2008 was $11.64 and $8.00 per option, respectively, and were determined using the following assumptions:

	2009	2008
Risk-free interest rate	3.1%	4.7%
Dividend yield	0%	0%
Expected life	5 years	6 years
Expected volatility	38.6%	36.6%

For fiscal 2009 and 2008, the Company recognized $1,906 ($1,270 net of taxes) and $1,168 ($810 net of taxes) respectively, of stock-based compensation expense associated with the stock option grants.

In accordance with the provisions of EITF 00-15, *Classification in the Statement of Cash Flows of the Income Tax Benefit Received by a Company upon Exercise of a Nonqualified Employee Stock Option,* ("EITF 00-15"). SFAS 123(R) superseded EITF 00-15, amended SFAS 95, *Statement of Cash Flows,* and requires tax benefits relating to excess equity-based compensation deductions to be prospectively presented in the statement of cash flows as financing cash inflows.

The following table summarizes the Company's stock option activity in the years indicated:

	Number of Options	Weighted Average Remaining Contract Term (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value
Options outstanding as of March 31, 2006	6,786,068	4.9	$13.71	$13,537
Granted	44,729		14.45	—
Exercised	(1,298,548)		12.76	6,109
Canceled	(25,750)		12.19	128
Options outstanding as of March 31, 2007	5,506,499	4.3	$13.94	$23,287
Granted	286,724		18.25	—
Exercised	(2,236,505)		12.42	19,338
Canceled	(21,783)		12.99	87
Options outstanding as of March 31, 2008	3,534,935	4.4	$15.27	$30,617
Granted	264,206		30.19	—
Exercised	(983,991)		15.30	13,544
Canceled	(171,975)		15.97	—
Options outstanding as of March 31, 2009	2,643,175	4.2	$16.70	$ 1,752
Options exercisable as of March 31, 2009	2,139,328		$14.94	$ 1,741
Options expected to vest as of March 31, 2010	185,566		$23.11	$ 127

(In Thousands, Except Share and Per Share Data)

Fiscal 2009, 2008 and 2007, options were granted with an exercise price that equals or was in excess of the estimated fair market value of a share of EnerSys common stock on the date of grant. The weighted average estimated fair market value of options that were granted in fiscal 2009, 2008 and 2007, computed using the Black-Scholes option-pricing model, were $11.64, $8.00 and $7.18, respectively.

The following table summarizes information regarding stock options outstanding and exercisable at March 31, 2009:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$10.01-15.00	1,479,545	3.2	$11.10	1,447,463	$11.07
$15.01-20.00	272,489	8.2	18.24	64,930	18.23
$20.01-25.00	484,863	2.9	21.86	484,863	21.86
$25.01-30.00	142,072	1.6	29.36	142,072	29.36
Over $30.00	264,206	9.2	30.19	—	—
	2,643,175	4.2	$16.70	2,139,328	$14.94

A summary of the status of the Company's non-vested options as of March 31, 2009, and changes during the year ended March 31, 2009, is presented below.

	Number of Options	Weighted Average Grant-Date Fair Value
Nonvested at March 31, 2008	515,023	$ 7.11
Granted	264,206	11.64
Vested	(268,076)	6.55
Forfeited	(7,306)	5.97
Nonvested at March 31, 2009	503,847	9.80

Restricted Stock and Restricted Stock Units

The Company granted to non-employee directors 18,408 restricted stock units on August 28, 2008, at the fair market value on that date of $26.08 and 19,831 restricted stock units on August 13, 2007, at the fair market value on that date of $18.96. These restricted stock units vest thirteen-months following the date of grant.

In fiscal 2007 and 2006, the Company approved grants of 9,000 and 263,282 shares of restricted stock at a weighted average fair market value on the date of grants of $16.11 and $13.18 per share, respectively. No restricted stock awards were granted in fiscal 2009 and 2008.

At March 31, 2009 and 2008, the Company had 66,452 and 133,144, respectively, shares of restricted stock outstanding at a weighted average fair market value on that date of grants of $13.34 and $13.33, respectively, per share. Generally, restricted stock is granted at the fair market value of the Company's common stock on the date of grant and vest in annual installments of 25% over a four-year period from the date of grant.

(In Thousands, Except Share and Per Share Data)

The Company granted to management and other key employees of 227,214 restricted stock units on May 21, 2008, at the fair market value on that date of $30.19, and 141,995 restricted stock units in fiscal 2008, at an average fair market value on date of grants of $18.25. These restricted stock units are granted at the fair market value of the Company's common stock on the date of grant and vest 25% per year over a four-year period from the date of grant.

A summary of the changes in restricted stock and restricted stock units awarded to employees that were outstanding under the Company's equity compensation plans during fiscal 2009 is presented below:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value
Non-vested awards as of March 31, 2008	133,144	$13.33	139,705	$18.25
Granted	—	—	227,214	30.19
Vested	(65,942)	13.30	(36,984)	18.05
Canceled	(750)	13.04	(2,468)	25.94
Non-vested awards as of March 31, 2009	66,452	$13.34	327,467	$26.47

The Company recognized equity-based compensation expense related to the vesting of restricted stock grants of approximately $460 with a related tax benefit of $152 during fiscal 2009 and approximately $907 with a related tax benefit of $279, during fiscal 2008.

The Company recognized equity-based compensation expense related to the vesting of restricted stock units of approximately $2,655, with a related tax benefit of $893 for fiscal 2009, and approximately $953, with a related tax benefit of $293 for fiscal 2008.

All Award Plans

As of March 31, 2009, unrecognized compensation expense associated with the non-vested incentive awards outstanding was $10,400 and is expected to be recognized over a weighted average period of 25 months.

17. Earnings Per Share

The following table sets forth the reconciliation from basic to diluted average common shares and the calculations of net earnings per common share (dollars in thousands, except per share data).

	March 31, 2009	March 31, 2008	March 31, 2007
Net earnings	$ 84,587	$ 59,696	$ 45,210
Average common shares:			
Basic (weighted-average outstanding shares)	48,824,434	47,645,225	46,539,638
Dilutive potential common shares from common stock options	595,869	999,225	1,006,602
Diluted (weighted-average outstanding shares)	49,420,303	48,644,450	47,546,240
Basic earnings per common share	$ 1.73	$ 1.25	$ 0.97
Diluted earnings per common share	$ 1.71	$ 1.22	$ 0.95
Antidilutive options, unvested restricted stock and restricted stock units not included in weighted average common shares—diluted	2,992,456	183,672	1,098,629

The aggregate number of shares that the Company could be obligated to issue upon conversion of its $172,500, senior unsecured 3.375% convertible notes due 2038, which the Company issued in May 2008, is approximately 4,248,761. It is the Company's current intent to settle the principal amount of any conversions in cash, and any additional conversion consideration in cash, shares of EnerSys common stock or a combination of cash and shares. No contingent shares were included in diluted shares outstanding during fiscal 2009, as the specified conversion price exceeded the average market price of the Company's common stock, and the inclusion of contingent shares would have been anti-dilutive.

See Note 26, Subsequent Event, for the grant of stock options and restricted stock units under the Company's equity incentive plans.

18. Concentration of Credit Risk

Financial instruments that subject the Company to potential concentration of credit risk consist principally of trade accounts receivable and temporary cash investments. The Company places its temporary cash investments with various financial institutions and limits the amount of credit exposure to any one financial institution. In addition, certain cash investments are made in U.S. and foreign government bonds or other investments guaranteed by the U.S. or foreign governments. Concentration of credit risk with respect to trade receivables is limited by a large, diversified customer base and its geographic dispersion. The Company performs ongoing credit evaluations of its customers' financial condition and requires collateral, such as letters of credit, in certain circumstances.

(In Thousands, Except Share and Per Share Data)

19. Commitments, Contingencies and Litigation

Litigation

In June 2008, the Court of Commerce in Lyon, France ruled that our Company's French subsidiary, EnerSys Sarl, which was acquired by the Company in 2002, was partially responsible for a 1999 fire in a French hotel under construction. EnerSys Sarl's portion of the damages was assessed at €2,700 (euros), or $4,200. The Company recorded a $3,366 charge in fiscal 2009, to fully accrue the court's assessment. The remaining balance of approximately $800 had been accrued previously in connection with the Company's acquisition of the assets, stock and business of substantially all of the subsidiaries and affiliates comprising the Energy Storage Group of Invensys plc. ("ESG") in 2002. The assessment was paid in the third fiscal quarter of 2009. The Company has appealed this ruling.

The Company is involved in litigation incidental to the conduct of its business, the results of which, in the opinion of management, are not likely to be material to the Company's financial condition, results of operations, or cash flows.

Litigation Settlement Income

In fiscal 2007, the Company recorded litigation settlement income of approximately $3,753, net of fees and expenses, due to the settlements of two separate legal matters. The amounts of the settlements have been recorded as increases in operating income because the costs related to these matters were previously recorded as an element of operating earnings.

Environmental Issues

As a result of its operations, the Company is subject to various federal, state, local, and foreign environmental laws and regulations and is exposed to the costs and risks of registering, handling, processing, storing, transporting, and disposing of hazardous substances, especially lead and acid. The Company's operations are also subject to federal, state, local and foreign occupational safety and health regulations, including laws and regulations relating to exposure to lead in the workplace.

Sumter, South Carolina

The Company is responsible for certain cleanup obligations at the former Yuasa battery facility in Sumter, South Carolina. This manufacturing facility was closed in 2001 and is currently being partially used for distribution purposes. This facility is separate from the Company's current metal fabrication facility in Sumter.

Remediation issues related to lead contamination in the soil were addressed pursuant to a 1998 Consent Order with the State of South Carolina, and we believe this matter to be closed. The Company is subject to ongoing storm water inspection requirements under a 2000 Consent Order based on suspected lead contamination. The Company is also in ongoing discussions with the State of South Carolina regarding alleged trichloroethylene (TCE) and other volatile organic compound (VOC) contamination in the groundwater that predates its ownership of this facility. There may be other unidentified contaminants in the soil or groundwater that also predate our ownership of this facility.

The Company has established a reserve for this facility, and in fiscal 2008, it received $1,150 from Yuasa in settlement of their indemnification of potential environmental liabilities related to the Sumter facility. As of

(In Thousands, Except Share and Per Share Data)

March 31, 2009 and 2008, the reserves related to this facility and the removal of its remaining equipment totaled approximately $4,007. Based on current information, our management believes these reserves are adequate to satisfy the Company's environmental liabilities at this facility.

Manchester, England

In the first fiscal quarter of 2009, we sold our Manchester, England manufacturing facility and removed $6,623 of environmental reserves associated with this location as the new owners assumed the related environmental obligations.

Lead Contracts

In order to mitigate against large increases in lead costs, the Company has entered into contracts with financial institutions to fix the price of lead. The vast majority of such contracts are for a period not extending beyond one year. Under these contracts, at March 31, 2009, the Company contracted to fix the price of approximately 29,665 pounds of lead for a total contract price of $14,897. At March 31, 2008, the Company contracted to fix the price of approximately 58,495 pounds of lead for a total contract price of $72,307.

Foreign Currency Forward Contracts

We quantify and monitor our global foreign currency exposures. On a selective basis we will enter into foreign currency forward contracts and option contracts to reduce the volatility from currency movements that affect the Company.

Our largest exposure is from the purchase and conversion of U.S. dollar based lead costs into local currencies in Europe, China and Mexico. Additionally, we have currency exposures from intercompany trade transactions. To hedge these exposures we have entered into foreign currency forward contracts and purchased option contracts with financial institutions. Each contract is for a period not extending beyond one year. As of March 31, 2009, 2008 and 2007, we had entered into a total of $19,390, $99,550 and $93,050 foreign currency forward contracts.

Interest Rate Swap Agreements

We are exposed to changes in variable U.S. interest rates on borrowings under our credit agreements. On a selective basis, from time to time, we enter into interest rate swap agreements to reduce the negative impact that increases in interest rates could have on our outstanding variable rate debt. At March 31, 2009 and 2008, such agreements effectively convert $170,000 and $203,000, respectively, of our variable-rate debt to a fixed-rate basis, utilizing the three-month London Interbank Offered Rate, or LIBOR, as a floating rate reference. Fluctuations in LIBOR and fixed rates affect both our net financial investment position and the amount of cash to be paid or received by us under these agreements.

During fiscal 2008, the Company entered into an additional $125,000 of interest rate swap agreements, of which $60,000 became effective in February 2008 and $65,000 which became effective in May 2008 and almost entirely replaced $128,000 of interest rate swaps which matured on those dates. Fluctuations in LIBOR and fixed rates affect both the Company's net financial investment position and the amount of cash to be paid or received by it under these agreements.

(In Thousands, Except Share and Per Share Data)

In connection with the May 2008 issuance of $172,500 of convertible notes and the repayment of a portion of the senior secured Term Loan B, the Company terminated $30,000 of interest rate swap agreements.

20. Restructuring plans

The Company has acquisition related restructuring plans and non-acquisition related restructuring plans.

Acquisition related restructuring

The acquisition related restructuring plans were initiated in connection with the acquisition the assets, stock and business of substantially all of the subsidiaries and affiliates comprising the Energy Storage Group of Invensys plc. ("ESG") in 2002, the June 2005 acquisition of the motive power battery business of FIAMM, S.p.A. (FIAMM) and the acquisition of a 97% interest in Energia (ENERGIA) in May 2007. The plans have been aggregated in the following table as the FIAMM and ENERGIA activity is not considered material.

The Company has described in Note 19, Commitments and Contingencies, the nature of the environmental costs at its Sumter, S.C. location. The environmental reserves related to the Company's former facility in Manchester, England are in the rollforward of the acquisition related restructuring reserves below while those for Sumter are included in the non-acquisition related restructuring plans rollforward, also below. The reserve for Manchester was eliminated in fiscal 2009 with the sale of the facility as the new owner assumed those liabilities. The Company relied upon Emerging Issues Task Force Issue No. 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination,* SFAS 141, *Business Combinations* and SFAS 5, *Accounting for Contingencies*, for the timing and measurement of these costs.

	Employee Severance	Contractual Obligations	Environmental	Plant Closures & Other	Total
Balance at March 31, 2006	$1,829	$ 2,002	$ 5,983	$1,167	$10,981
Costs incurred	(731)	(1,441)	(124)	(313)	(2,609)
Foreign currency impact and other	181	292	716	104	1,293
Balance at March 31, 2007	1,279	853	6,575	958	9,665
Accrual	1,010	—	—	—	1,010
Costs incurred	(312)	—	(40)	(521)	(873)
Foreign currency impact and other	197	106	50	126	479
Balance at March 31, 2008	2,174	959	6,585	563	10,281
Adjustment to accrual	(415)	—	(6,585)	—	(7,000)
Costs incurred	(774)	(32)	—	(420)	(1,226)
Foreign currency impact and other	(203)	(191)	—	(77)	(471)
Balance at March 31, 2009	$ 782	$ 736	$ —	$ 66	$ 1,584

Energia acquisition

Following the May 2007 acquisition of approximately a 97% interest in ENERGIA, and in connection with further European restructuring initiatives (see below), the Company announced its commitment to restructure certain of ENERGIA'S operations primarily to facilitate the integration of ENERGIA into the Company's worldwide operations. The initial reserve of $1,010 relates to severance costs. The balance of the ENERGIA

(In Thousands, Except Share and Per Share Data)

acquisition-related restructuring reserve at March 31, 2009 and 2008 was zero and $992, respectively. The Company completed the program in fiscal 2009.

FIAMM acquisition

In June 2005, the Company acquired the motive power battery business of FIAMM, S.p.A. (FIAMM). This acquisition, which complements our existing European motive power business, has been accounted for as a purchase and has resulted in the recognition of $6,450 of goodwill in the Company's financial statements.

The balance of the FIAMM reserve was depleted as of March 31, 2007. The Company completed the program in fiscal 2007.

ESG acquisition

In March 2002, EnerSys acquired the assets, stock and business of substantially all of the subsidiaries and affiliates comprising the Energy Storage Group of Invensys (ESG). ESG was a manufacturer and supplier of industrial batteries with facilities located in Europe, North America, and Asia. This acquisition enhanced our product offering with complementary product lines and increased our ability to service global clients and gain global market share.

As of the acquisition date, the Company began to formulate an exit and restructuring plan for certain ESG facilities in North America and Europe, which was finalized during the fiscal year ended March 31, 2003. These facilities, located in England, Germany and the United States, were restructured due mainly to excess capacity brought about by the ESG acquisition and relatively high production costs at these locations compared to other EnerSys facilities. The facilities in England and Germany remain open, however, as either a distribution center or as a facility with a significantly reduced manufacturing cost structure. The facility in the United States was closed. The exit and restructuring plan affected direct, indirect and certain administrative personnel. As of March 22, 2002, the Company recorded a liability of $18,173, of which $7,873 related to involuntary termination of employees and $10,300 related to the cancellation of certain contractual obligations that required the Company to purchase steam at the Germany location.

As a result of the finalization of these plans, the Company recorded an additional liability of $26,660 in fiscal 2003 for involuntary termination of employees, environmental costs, warranty costs, and plant closure costs and a reduction of $5,749 in fiscal 2005 primarily in severance and contractual obligations. These two amounts were recorded as adjustments to the goodwill initially recorded for the ESG acquisition.

During fiscal 2009, 2008 and 2007 the Company utilized $677, $727, and $1,818, respectively of these reserves. Since the creation of this reserve the total utilized as of March 31, 2009 is $42,845. The Company continues taking actions consistent with its original plan to resolve these issues. The balance of the ESG acquisition-related restructuring reserve at March 31, 2009, is $1,584. The two remaining significant costs are $720 for prior service costs of ESG's employee pension at the former facility in Manchester, England and $736 for demolition and related costs in its facility in Hagen, Germany.

(In Thousands, Except Share and Per Share Data)

Non-acquisition related restructuring plans

The Company bases its accounting and disclosures primarily on the requirements of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* As a result, charges to net earnings were made in the periods in which restructuring plans liabilities were incurred.

2009 restructuring plan, primarily in Europe

In February and May 2009, the Company announced a plan to restructure its European and American operations, which will eliminate approximately 420 employees on completion across our operations. These actions are primarily in Europe, the most significant of which is the closure of its leased Italian manufacturing facility and the opening of a new Italian distribution center to continue to provide responsive service its customers in that market. The Company estimates that the total charges for these actions will amount to approximately $32,000, which includes cash expenses of approximately $23,000, primarily for employee severance-related payments, and a non-cash charge of approximately $9,000, primarily for fixed asset impairments. Based on commitments incurred to date, the Company recorded a restructuring charge of $19,087 in the fourth fiscal quarter of 2009. As of March 31, 2009, the reserve balance associated with these actions is $10,289. The Company expects to be committed to approximately $13,000 of the remaining restructuring charges in fiscal 2010.

	Employee Severance	Contractual Obligations	Environmental	Plant Closures & Other	Total
Accrual of 2009 program expense	$12,941	$—	$—	$—	$12,941
Costs incurred	(2,652)	—	—	—	(2,652)
Foreign currency impact and other	—	—	—	—	—
Balance at March 31, 2009	$10,289	$—	$—	$—	$10,289

Other combined restructuring plans

Other non-acquisition related restructuring plans were initiated in connection with the following cost-reduction programs: in Europe in fiscal 2008, to facilitate the integration of ENERGIA into the Company's operations; in the European motive power segment in fiscal 2006; and in North and South America in fiscal 2002. These plans individually are not material and accordingly have been aggregated.

(In Thousands, Except Share and Per Share Data)

A rollforward of these other non-acquisition related restructuring reserves is as follows:

	Employee Severance	Contractual Obligations	Environmental (in $ thousands)	Plant Closures & Other	Total
Balance at March 31, 2006	$ 2,474	$ 682	$2,505	$ 1,131	$ 6,792
Provision	—	—	—	—	—
Costs incurred	(1,979)	(694)	(132)	(826)	(3,631)
Foreign currency impact and other	111	75	—	35	221
Balance at March 31, 2007	606	63	2,373	340	3,382
Provision	8,246	—	—	1,082	9,328
Costs incurred	(6,101)	(10)	(3)	(1,364)	(7,478)
Foreign currency impact and other	249	8	—	70	327
Balance at March 31, 2008	3,000	61	2,370	$ 128	$ 5,559
Provision	2,876	—	—	—	2,876
Costs incurred	(3,541)	(54)	—	—	(3,595)
Foreign currency impact and other	(532)	(7)	—	(13)	(552)
Balance at March 31, 2009	$ 1,803	$ —	$2,370	$ 115	$ 4,288

A description of these three plans is included below.

2008 European restructuring plan, primarily related to the Energia acquisition

On May 23, 2007, the Company announced its commitment to restructure certain of its European operations. The restructuring facilitated the integration of Energia's reserve and motive power businesses into the Company's worldwide operations. The restructuring was designed to improve operational efficiencies and eliminate redundant costs primarily as a result of the ENERGIA transaction. Restructuring actions commenced upon the completion of the requisite labor consultations, and the Company has substantially completed these actions as of March 31, 2009. The total charges for the European restructuring is approximately $17,000, which includes cash expenses of approximately $12,500, primarily for employee severance-related payments on 236 employees, and a non-cash charge of approximately $4,500, primarily for fixed asset impairments. As of March 31, 2009 the reserve balance associated with these actions is $1,510. The remaining charges expected in fiscal 2010 are approximately $400 for asset impairment.

GAZ facility in Zwickau

During the third quarter of fiscal year 2006, a charge of $1,063 was incurred, to cover estimated restructuring programs to which the Company committed, to transfer certain existing European assembly operations to the newly acquired GAZ facility in Zwickau, Germany. During fiscal 2007, the Company incurred costs of $706 and as of March 31, 2007, the balance of this reserve was depleted.

Motive Power in Europe

During the second quarter of fiscal 2006 a restructuring charge of $5,979, primarily for the motive power segment, was incurred to cover estimated costs in Europe of staff reductions of 112 employees, exiting of a

(In Thousands, Except Share and Per Share Data)

product line, and closing several ancillary locations. The charge comprised $4,569 as a restructuring accrual and $1,410 for a non-cash write-off, primarily of machinery and equipment. During the third quarter of fiscal year 2006, an additional charge of $238 was provided to cover additional costs, including $111 of non-cash charges, related to the restructuring plan initiated in the second quarter of fiscal year 2006. During fiscal 2009, 2008 and 2007, the Company incurred costs of $137, $112 and $2,673, respectively, and as of March 31, 2009, the reserve balance is $359, which mostly represents severance obligations the Company anticipates spending upon the individual employee's determination.

North and South America

During the fiscal year ended March 31, 2002, the Company decided to close and downsize certain existing manufacturing locations in North and South America, reduce product offerings, reduce sales and distribution facilities, and implement other consolidation initiatives. Costs incurred for this activity were zero, $285 and $252 in fiscal 2009, 2008 and 2007, respectively. These costs related to ongoing expenses from previously closed manufacturing locations. As of March 31, 2009, the reserve balance is $2,419, a small portion of which the Company expects to spend in the next year and the balance, primarily related to environmental costs, at an indeterminate time in the future.

21. Warranty

The Company provides for estimated product warranty expenses when the related products are sold and are primarily included within accrued expenses. Because warranty estimates are forecasts that are based on the best available information, primarily historical claims experience, claims costs may differ from amounts provided. An analysis of changes in the liability for product warranties is as follows:

Balance at March 31, 2007	$ 27,533
Current year provisions	16,854
Costs incurred	(12,869)
Foreign exchange and other	2,519
Balance at March 31, 2008	34,037
Current year provisions	15,274
Costs incurred	(15,189)
Foreign exchange and other	(3,208)
Balance at March 31, 2009	$ 30,914

22. Other Charges and (Income)

The following is a summary of other charges and (income):

	2009	2008	2007
Restructuring and other charges	$ 22,424	$13,191	$ —
Legal proceedings charge (settlement income)	3,366	—	(3,753)
Gain on sales of facilities	(11,308)	—	—
Total other charges and (income)	$ 14,482	$13,191	$(3,753)

(In Thousands, Except Share and Per Share Data)

Restructuring charges for the year ended March 31, 2009 included: $19,087 million incurred in connection with the Company's plan to restructure its European and American operations, which will eliminate approximately 420 employees on completion across our operations. These actions are primarily in Europe, the most significant of which is the closure of its leased Italian manufacturing facility and the opening of a new Italian distribution center to continue to provide responsive service to its customers in that market. These charges are comprised of cash expenses of approximately $12,941, primarily for employee severance-related payments, and a non-cash charge of approximately $6,146, primarily for fixed asset impairments; and $3,337, primarily for staff reductions in connection with the ongoing European restructuring program that we began in fiscal 2008, as a result of the EnerSys AD (formerly known as Energia AD) acquisition.

Restructuring charges for the year ended March 31, 2008 of $13,191 is composed of $9,328 as a restructuring accrual, primarily in Europe, for staff reductions and $3,863 for non-cash impairment of machinery and equipment.

Fiscal 2009 operating results include $3,366 of expenses resulting from a June 2008 ruling from the Court of Commerce in Lyon, France that our French subsidiary, EnerSys Sarl, was partially responsible for a 1999 fire in a French hotel under construction, which occurred prior to the our acquisition of EnerSys Sarl in 2002. We recorded the charge in the first fiscal quarter of 2009 and paid the $4,200 assessment the third fiscal quarter of 2009. The remaining balance of approximately $800 had been accrued previously in connection with the Company's acquisition of ESG in 2002. We have appealed this ruling.

Included in our fiscal 2009 operating results are gains of $11,308 of resulting from the sale of two of our facilities, the most significant of which was the sale of our manufacturing facility in Manchester, England. Included in the Manchester gain was the release of $6,623 of environmental reserves established through purchase accounting of the ESG acquisition in fiscal 2002. The sale of the facility was a planned element of the ongoing European restructuring program and is consistent with our strategy to migrate production to lower cost facilities.

In fiscal 2007, the Company recorded litigation settlement income of approximately $3,753, net of fees and expenses, due to the settlements of two separate legal matters. The amounts of the settlements have been recorded as increases in operating income because the costs related to these matters were previously recorded as an element of operating earnings.

23. Other (Income) Expense, Net and Charges Related to Refinancing

Other (income) expense, net consists of the following:

	March 31,		
	2009	2008	2007
Foreign exchange transaction (gains) losses	$(11,571)	$2,686	$1,592
Other (income) expense, net	1,472	1,616	1,359
Taxes, other than income	965	—	—
Minority interest	537	(68)	73
Total	$ (8,597)	$4,234	$3,024

(In Thousands, Except Share and Per Share Data)

In fiscal 2009, the Company incurred charges in connection with the refinancing of amounts borrowed under our prior senior secured credit facility. These charges included approximately $3,963 in write offs of deferred financing fees and $1,246 of losses incurred as a result of the termination of certain interest rate swap agreements.

24. Operations by Industry Segment and Geographic Area

The Company has the following two reportable business segments:

The reserve power segment manufactures batteries used to provide backup power for the continuous operation of critical systems during power disruptions. They include telecommunications and computer systems, such as process control and database systems.

The motive power segment manufactures batteries used to power mobile manufacturing, warehousing and other material handling equipment, primarily industrial forklifts.

	Reserve Power	Motive Power	Consolidated
Fiscal year ended March 31, 2009			
Net sales	$933,806	$1,039,061	$1,972,867
Operating earnings	$ 88,432	$ 54,013	$ 142,445
Fiscal year ended March 31, 2008			
Net sales	$883,778	$1,142,862	$2,026,640
Operating earnings	$ 35,328	$ 84,018	$ 119,346
Fiscal year ended March 31, 2007			
Net sales	$642,626	$ 861,848	$1,504,474
Operating earnings	$ 34,293	$ 59,566	$ 93,859

Many of the Company's facilities manufacture products for both of the Company's segments. Therefore, it is not practical to disclose asset information on a segment basis.

(In Thousands, Except Share and Per Share Data)

Summarized financial information related to geographic areas in which the Company operated at March 31, 2009, 2008 and 2007 and for each of the years then ended is shown below.

	2009	2008	2007
Net sales			
Europe	$ 987,178	$1,115,348	$ 784,543
Americas	831,251	777,917	630,813
Asia	154,438	133,375	89,118
Total net sales	$1,972,867	$2,026,640	$1,504,474
Operating earnings			
Europe	$ 64,898	$ 61,310	$ 36,024
Americas	79,236	68,492	52,710
Asia	12,793	2,735	1,372
Restructuring charges (Europe)	(21,996)	(13,191)	—
Restructuring charges (Americas)	(428)	—	—
Legal Proceedings charge (Europe)	(3,366)	—	—
(Gain) on sale of facilities (Europe)	11,308	—	—
Litigation settlement (income) (Americas)	—	—	3,753
Total operating earnings	$ 142,445	$ 119,346	$ 93,859
Property, plant and equipment, net			
Europe	$ 147,248	$ 190,792	$ 158,788
Americas	133,880	127,532	121,502
Asia	20,237	21,673	20,705
Total	$ 301,365	$ 339,997	$ 300,995

(In Thousands, Except Share and Per Share Data)

25. Quarterly Financial Data (Unaudited)

The Company reports interim financial information for 13-week periods, except for the first quarter, which always begins on April 1, and the fourth quarter, which always ends on March 31. The four fiscal quarters in 2009 ended on June 29, 2008, September 28, 2008, December 28, 2008, and March 31, 2009, respectively. The four fiscal quarters in 2008 ended on July 1, 2007, September 30, 2007, December 30, 2007, and March 31, 2008, respectively.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Fiscal Year
Fiscal year ended March 31, 2009					
Net sales	$592,068	$526,754	$460,878	$393,167	$1,972,867
Gross profit	112,602	108,974	101,536	90,322	413,434
Operating earnings	48,054	43,884	38,920	11,587	142,445
Net earnings	25,493	25,194	30,591	3,309	84,587
Net earnings per common share—basic	$ 0.52	$ 0.51	$ 0.63	$ 0.07	$ 1.73
Net earnings per common share—diluted	$ 0.50	$ 0.50	$ 0.63	$ 0.07	$ 1.71
Fiscal year ended March 31, 2008					
Net sales	$429,863	$461,461	$553,429	$581,887	$2,026,640
Gross profit	86,576	92,014	97,482	105,815	381,887
Operating earnings	19,197	31,546	31,397	37,206	119,346
Net earnings	7,393	16,759	16,040	19,504	59,696
Net earnings per common share—basic	$ 0.16	$ 0.36	$ 0.34	$ 0.40	$ 1.25
Net earnings per common share—diluted	$ 0.15	$ 0.35	$ 0.33	$ 0.39	$ 1.22

In fiscal 2009, restructuring charges of $2,158, $985, $82, and $19,199 were recorded in the first, second, third and fourth fiscal quarters, respectively for a total of $22,424. These restructuring charges included: $19,087 incurred in connection with the Company's fiscal 2009 plan to restructure its European and American operations. These actions are primarily in Europe, the most significant of which is the closure of its leased Italian manufacturing facility and the opening of a new Italian distribution center. This restructuring charge comprises cash expenses of approximately $12,941, primarily for employee severance-related payments, and a non-cash charge of approximately $6,146, primarily for fixed asset impairments; and $3,337, primarily for staff reductions in connection with the ongoing European restructuring program that we began in fiscal 2008, as a result of the EnerSys AD (formerly known as Energia AD) acquisition.

The first fiscal quarter of 2009's operating results include $3,366 of expenses resulting from a June 2008 ruling from the Court of Commerce in Lyon, France that our French subsidiary, EnerSys Sarl, was partially responsible for a 1999 fire in a French hotel under construction, which occurred prior to the our acquisition of EnerSys Sarl in 2002.

The first fiscal quarter of 2009's operating results included gains of $10,884 resulting from the sale of our manufacturing facility in Manchester, England. Included in the Manchester gain was the release of $6,623 of environmental reserves established through purchase accounting of the ESG acquisition in fiscal 2002. The second fiscal quarter of 2009's operating results included gains of $424 resulting from the sale of certain non-manufacturing facilities.

The first fiscal quarter of 2009, the Company incurred charges in connection with the refinancing of amounts borrowed under our prior senior secured credit facility. These charges included approximately $3,963 in

(In Thousands, Except Share and Per Share Data)

write offs of deferred financing fees and $1,246 of losses incurred as a result of the termination of certain interest rate swap agreements.

In fiscal 2008, restructuring charges of $9,857, $430, $1,115, and $1,789 were recorded in the first, second, third and fourth fiscal quarters, respectively for a total of $13,191. These charges were incurred primarily to facilitate the integration of Energia's reserve and motive power businesses into the Company's worldwide operations. The restructuring is designed to improve operational efficiencies and eliminate redundant costs primarily as a result of the Energia transaction. The total charge is composed of $9,328 as a restructuring accrual, primarily in Europe, for staff reductions and $3,863 for non-cash impairment of machinery and equipment. (See Note 20.)

During the first fiscal quarter of 2009 and the first, third and fourth fiscal quarters of 2008 the Company recorded professional fees related to a shelf registration statement and secondary offering expenses of $330, $200, $235 and $175, respectively.

26. Subsequent Event

Equity Awards

In May 2009, under the Company's equity incentive plans, it granted 159,242 stock options, which vest six months following the date of grant and are exercisable for three and one-half years from the date of grant, at an exercise price of $16.24 per stock option, 380,264 stock option, which vest ratably over a three-year period following the date of grant and are exercisable for ten years from the date of grant, at an exercise price of $16.20 per stock option, and 366,367 restricted stock units.

EnerSys
Valuation and Qualifying Accounts
(In Thousands)

	Balance at Beginning of Period	Additions Charged to Expense	Charge-Offs	Other[1]	Balance at End of Period
Allowance for doubtful accounts:					
Fiscal year ended March 31, 2007	$ 4,565	$ 315	$ (960)	$ 500	$ 4,420
Fiscal year ended March 31, 2008	$ 4,420	$ 1,436	$(1,541)	$ 693	$ 5,008
Fiscal year ended March 31, 2009	$ 5,008	$ 4,873	$(1,319)	$ (584)	$ 7,978
Allowance for inventory valuation:					
Fiscal year ended March 31, 2007	$ 8,711	$ 7,257	$(6,352)	$ 408	$10,024
Fiscal year ended March 31, 2008	$10,024	$ 9,016	$(6,491)	$1,414	$13,963
Fiscal year ended March 31, 2009	$13,963	$10,294	$(6,682)	$ (850)	$16,725

(1) Primarily the impact of currency changes.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

(a) Disclosure Controls and Procedures. The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this Report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective.

(b) Internal Control Over Financial Reporting. There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter of the fiscal year to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The report called for by Item 308(a) of Regulation S-K is included herein as "Management's Report on Internal Control Over Financial Reporting."

The attestation report called for by Item 308(b) of Registration S-K is included herein as "Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting," which appears in Item 8 in this Annual Report on Form 10-K.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. With the participation of the Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. The scope of management's assessment of the effectiveness of internal control over financial reporting includes substantially all of our businesses. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of March 31, 2009.

/s/ JOHN D. CRAIG	/s/ MICHAEL T. PHILION
John D. Craig **Chairman, President and CEO**	**Michael T. Philion** **Executive Vice President, Finance and CFO**

ITEM 9B. *OTHER INFORMATION*

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required by this item is incorporated by reference to the sections entitled "Board of Directors," "Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," "Corporate Governance—Independence of Directors," "Corporate Governance—Process for Selection of Director Nominee Candidates," "Audit Committee Report," and "Certain Relationships and Related Transactions—Employment of Related Parties" of the Company's definitive proxy statement for its 2009 Annual Meeting of Stockholders (the "Proxy Statement").

We have adopted a Code of Business Conduct and Ethics that applies to all of our officers, directors and employees (including our Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer and Controller) and have posted the Code on our website at *www.enersys.com*, and a copy is available in print to any stockholder who requires a copy. If we waive any provision of the Code applicable to any director, our Chief Executive Officer, Chief Financial Officer, or Chief Accounting Officer and Controller, such waiver will be promptly disclosed to the Company's stockholders through the Company's website.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this item is incorporated by reference to the sections entitled "Corporate Governance—Compensation Committee" and "Executive Compensation" of the Proxy Statement.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT RELATED STOCKHOLDER MATTERS*

The information required by this item is incorporated by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,043,512	$17.75	2,077,096
Equity compensation plans not approved by security holders	—	—	—
Total	3,043,512	$17.75	2,077,096

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The information required by this item is incorporated by reference to the sections entitled "General Information—Metalmark and our Institutional Stockholders," "Corporate Governance," and "Certain Relationships and Related Transactions" of the Proxy Statement.

On August 18, 2008, our Chief Executive Officer submitted to The New York Stock Exchange ("NYSE") the CEO certification required by the NYSE's rules, certifying that he was not aware of any violations by EnerSys of the NYSE's corporate governance listing standards.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The information required by this item is incorporated by reference to the section entitled "Audit Committee Report" of the Proxy Statement.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) The following documents are filed as part of this Report:

(1) Consolidated Financial Statements

See Index to Consolidated Financial Statements.

(2) Financial Statement Schedule

The following consolidated financial statement schedule should be read in conjunction with the consolidated financial statements (see Item 8. "Financial Statements and Supplementary Data:"): Schedule II—Valuation and Qualifying Accounts.

All other schedules are omitted because they are not applicable or the required information is contained in the consolidated financial statements or notes thereto.

(b) The following documents are filed herewith as exhibits:

Exhibit Number	Description of Exhibit
3.1	Fifth Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
3.2	Bylaws (incorporated by reference to Exhibits 3.2 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
4.1	2004 Securityholder Agreement (incorporated by reference to Exhibit 4.2 to Amendment No. 4 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 26, 2004).
4.2	Consent to Waiver dated as of November 1, 2007, between EnerSys, Morgan Stanley Dean Witter Capital Partners IV, L.P. and MSDW IV 892 Investors, L.P. (incorporated by reference to Exhibit 4.2 to EnerSys Annual Report on Form 10-K (File No. 001-32253) filed on June 11, 2008).
4.3	Consent to Waiver dated as of February 2, 2008, by and between Morgan Stanley Dean Witter Capital Partners IV, L.P., MSDW IV 892 Investors, L.P. and EnerSys. (incorporated by reference to Exhibit 4.3 to EnerSys Annual Report on Form 10-K (File No. 001-32253) filed on June 11, 2008).
4.4	Indenture, dated as of May 28, 2008, between EnerSys and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on May 28, 2008).
4.5	First Supplemental Indenture, dated as of May 28, 2008, between EnerSys and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.2 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on May 28, 2008).
10.1	Credit Agreement, dated as of June 27, 2008, among EnerSys, Bank of America, N.A., as Administrative Agent, Wachovia Capital Markets, LLC, as Syndication Agent, Goldman Sachs Credit Partners L.P., RZB Finance LLC and PNC Bank, National Association, as Co-Documentation Agent, and the various lending institutions party thereto (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on June 30, 2008).

Exhibit Number	Description of Exhibit
10.2	Euro Credit Agreement, dated June 15, 2005, among EnerSys S.p.A., Banca Intesa S.p.A., Sanpaolo IMI S.p.A., et al. (incorporated by reference to Exhibit 10.2 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on June 20, 2005).
10.3	Amendment to Euro 25,000,000 Credit Agreement (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on January 16, 2007).
10.4	Waiver and Amendment Agreement to Euro 25,000,000 Credit Agreement, among EnerSys Holdings (Luxembourg) S.a.r.l., EnerSys, EnerSys Capital, Inc. and Intesa Sanpaolo S.p.A., as Facility Agent and lender (incorporated by reference to Exhibit 10.2 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on May 19, 2008).
10.5	Amendment and Supplemental Facility Agreement to the Company's Euro 25 Million Credit Facility Agreement, dated October 16, 2008 (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on February 4, 2009).
10.6	Pledge Agreement, dated March 17, 2004, among EnerSys, various subsidiaries of EnerSys and Bank of America, N.A., as Collateral Agent (incorporated by reference to Exhibit 10.10 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.7	Security Agreement, dated March 17, 2004, among EnerSys, various subsidiaries of EnerSys and Bank of America, N.A., as Collateral Agent (incorporated by reference to Exhibit 10.11 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.8	Subsidiaries Guaranty, dated March 17, 2004, among various subsidiaries of EnerSys, in favor of Bank of America, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.12 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.9	Pledge over the Participation in EnerSys S.p.A., dated June 15, 2005, among EnerSys Holdings (Luxembourg) S.à r.l., Banca Intesa S.p.A., Sanpaolo IMI S.p.A., et al. (incorporated by reference to Exhibit 10.3 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on June 20, 2005).
10.10	Guaranty, dated June 15, 2005, of EnerSys Capital Inc. in favor of Sanpaolo IMI S.p.A. (incorporated by reference to Exhibit 10.4 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on June 20, 2005).
10.11	Stock Subscription Agreement, dated March 22, 2002, among EnerSys Holdings Inc., Morgan Stanley Dean Witter Capital Partners IV, L.P., Morgan Stanley Dean Witter Capital Investors IV, L.P., MSDW IV 892 Investors, L.P., Morgan Stanley Global Emerging Markets Private Investment Fund, L.P. and Morgan Stanley Global Emerging Markets Private Investors, L.P. (incorporated by reference to Exhibit 10.27 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
10.12	Form of Indemnification Agreement between EnerSys and each of its Directors and Officers (incorporated by reference to Exhibit 10.18 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
10.13	Employment Agreement, dated November 9, 2000, between Yuasa, Inc. and John D. Craig and letter of amendment thereto (incorporated by reference to Exhibit 10.2 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.14	Employment Agreement, dated November 9, 2000, between Yuasa, Inc. and Michael T. Philion and letter of amendment thereto (incorporated by reference to Exhibit 10.3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).

Exhibit Number	Description of Exhibit
10.15	Employment Agreement, dated November 9, 2000, between Yuasa, Inc. and John A. Shea and letter of amendment thereto (incorporated by reference to Exhibit 10.5 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.16	Employment Agreement, dated November 9, 2000, between Yuasa, Inc. and Richard W. Zuidema and letter of amendment thereto (incorporated by reference to Exhibit 10.6 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on May 17, 2004).
10.17	Employment Agreement, dated as of July 1, 2007 between EH Europe GmbH and Raymond R. Kubis (incorporated by reference to Exhibit 10.1 to EnerSys' Quarterly Report on Form 10-Q (File No. 001-32253) filed on August 8, 2007.
10.18	Form of 2000 Management Equity Plan (incorporated by reference as Exhibit 10.1 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
10.19	Form of 2004 Equity Incentive Plan (incorporated by reference to Exhibit 10.24 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
10.20	EnerSys Amended and Restated 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.27 to EnerSys Annual Report on Form 10-K (File No. 001-32253) filed on June 11, 2008).
10.21	EnerSys Management Incentive Plan for fiscal year 2007 (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on July 6, 2006).
10.22	EnerSys Management Incentive Plan for fiscal year 2008 (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on April 2, 2007).
10.23	EnerSys Voluntary Deferred Compensation Plan for Executives (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on May 6, 2008).
10.24	Form of Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.26 to Amendment No. 3 to EnerSys' Registration Statement on Form S-1 (File No. 333-115553) filed on July 13, 2004).
10.25	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on December 9, 2005).
10.26	Form of Stock Option Agreement (four year vesting) (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on May 23, 2007).
10.27	Form of Stock Option Agreement (three year vesting) (incorporated by reference to Exhibit 10.2 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on May 6, 2008).
10.28	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 to EnerSys' Current Report on Form 8-K (File No. 001-32253) filed on May 23, 2007).
10.29	Form of Restricted Stock Unit Agreement - Non-Employee Directors (filed herewith).
10.30	Form of Restricted Stock Unit Agreement - Employees (filed herewith).
10.31	Form of Stock Option Agreement (six-month vesting) (filed herewith).
11.1	Statement regarding Computation of Per Share Earnings.*
12.1	Computation of Ratio of Earnings to Fixed Charges (filed herewith).

Exhibit Number	Description of Exhibit
21.1	Subsidiaries of the Registrant (filed herewith).
23.1	Consent of Ernst & Young LLP (filed herewith).
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) Under the Securities Exchange Act of 1934 (filed herewith).
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) Under the Securities Exchange Act of 1934 (filed herewith).
32.1	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).

* Information required to be presented in Exhibit 11 is provided in Note 17 of Notes to Consolidated Financial Statements under Part II, Item 8 of this Form 10-K in accordance with the provisions of FASB Statement of Financial Accounting Standards (SFAS) No. 128, *Earnings per Share*.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated, in the City of Reading, Commonwealth of Pennsylvania, on June 1, 2009.

ENERSYS

By /s/ JOHN D. CRAIG

John D. Craig
Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose name appears below hereby appoints John D. Craig and Michael T. Philion and each of them, as his true and lawful agent, with full power of substitution and resubstitution, for him and in his, place or stead, in any and all capacities, to execute any and all amendments to the within annual report, and to file the same, together with all exhibits thereto, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this annual report has been signed below by the following persons in the capacities and on the dates indicated

Name	Title	Date
/s/ JOHN D. CRAIG **John D. Craig**	Chairman, President, and Chief Executive Officer and Director (Principal Executive Officer)	June 1, 2009
/s/ MICHAEL T. PHILION **Michael T. Philion**	Executive Vice President-Finance and Chief Financial Officer (Principal Financial Officer)	June 1, 2009
/s/ MICHAEL J. SCHMIDTLEIN **Michael J. Schmidtlein**	Vice President & Corporate Controller (Principal Accounting Officer)	June 1, 2009
/s/ HWAN-YOON CHUNG **Hwan-yoon Chung**	Director	June 1, 2009
/s/ JOSEPH C. MUSCARI **Joseph C. Muscari**	Director	June 1, 2009
/s/ HOWARD I. HOFFEN **Howard I. Hoffen**	Director	June 1, 2009
/s/ GENERAL ROBERT MAGNUS, USMC (RETIRED) **General Robert Magnus, USMC Retired)**	Director	June 1, 2009

Name	Title	Date
/s/ Arthur T. Katsaros **Arthur T. Katsaros**	Director	June 1, 2009
/s/ John F. Lehman **John F. Lehman**	Director	June 1, 2009
/s/ Dennis S. Marlo **Dennis S. Marlo**	Director	June 1, 2009

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